Form 10-K, Exhibit 13
period 1998-12-31
GUILFORD PHARMACEUTICALS INC
filed 1999-03-30
CIK 918066

                                   EXHIBIT 13


                             SELECTED FINANCIAL DATA

       The following selected consolidated financial data of our company for each of the years in the five year period ended December 31, 1998 have been derived from our consolidated financial statements which have been audited by KPMG LLP, our independent auditors. Our consolidated financial statements as of December 31, 1997 and 1998, and for each of the years in the three year period ended December 31, 1998, including the footnotes to these financial statements, are included elsewhere in this annual report beginning on page 24. The information set forth below should be read in conjunction with our consolidated financial statements and the related footnotes as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 1 of this annual report.

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------

                                              1994         1995         1996         1997         1998
                                              ----         ----         ----         ----         ----
                                                        (in thousands, except per share data)
     STATEMENT OF OPERATIONS
       DATA:
     Total Revenues....................     $ -          $    586     $ 28,020     $ 23,828     $ 12,483
     Costs and Expenses:
      Cost of sales....................       -           -            -              2,585        2,036
      Research and development.........       2,869         9,688       18,761       30,293       37,722
      General and administrative.......       2,369         4,367        6,736        9,076       10,546
      Compensation - warrants..........         991       -            -            -            -
                                            -------      --------     --------     --------     --------
            Total costs and expenses...       6,229        14,055       25,497       41,954       50,304
                                            -------      --------     --------     --------     --------
     Operating income (loss)...........      (6,229)      (13,469)       2,523      (18,126)     (37,821)
                                            -------      --------     --------     --------     --------
     Other income, net.................         332           832        2,550        6,689        8,123
                                            -------      --------     --------     --------     --------
            Net income (loss)..........     $(5,897)     $(12,637)    $  5,073     $(11,437)    $(29,698)
                                            -------      --------     --------     --------     --------
     Basic earnings (loss) per
      common share (1).................     $ (1.45)     $  (1.72)    $   0.39     $  (0.65)    $  (1.52)
                                            -------      --------     --------     --------     --------
     Average common shares
      outstanding (1)..................       4,067         7,354       13,001       17,570       19,479
     Diluted earnings (loss) per
      common share (1).................     $ (1.45)     $  (1.72)    $   0.35     $  (0.65)    $  (1.52)
                                            -------      --------     --------     --------     --------
     Average common and dilutive
      equivalent shares outstanding (1)       4,067         7,354       14,634       17,570       19,479

                                                          DECEMBER 31,
                                                          ------------
                                       1994       1995        1996        1997        1998
                                       ----       ----        ----        ----        ----
                                                          (in thousands)
     BALANCE SHEET DATA:
     Cash, cash equivalents and
     investments (2).............    $11,834    $19,454     $77,439     $160,219    $128,261
     Total assets(2).............     14,562     26,048      93,659      180,081     151,028
     Long-term debt..............      1,431      4,696      10,905       10,926       8,766
     Total stockholders' equity..     11,421     17,773      75,877      158,294     130,379

-------------
(1) For information concerning the calculation of earnings (loss) per share, see
Note 16, "Earnings (loss) per share", to the footnotes to our Consolidated Financial Statements on page 44.

(2) Includes restricted investments of $1.2 million, $3.6 million, $10.1 million, $12.1 million, and $16.5 million at December 31, 1994, 1995, 1996, 1997 and 1998, respectively. See Notes 7 and 8, "Indebtedness" and "Leases", to the footnotes to our Consolidated Financial Statements.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

       CAUTIONARY NOTE

       From time to time in this annual report we may make oral or written statements which reflect our current expectations regarding our future results of operations, economic performance, and financial condition as well as other matters that may affect our business. In general, we try to identify these forward-looking statements by using words such as:

       -  "anticipate",

       -  "believe",

       -  "expect",

       -  "estimate" and similar expressions

       While these statements reflect our current plans and expectations and we base the statements on information currently available to us, we cannot be sure that we will be able to implement these plans successfully. We may not realize our expectations in whole or in part in the future.

       The forward-looking statements contained in this annual report may cover, but are not necessarily limited to, the following topics:

       - our efforts in conjunction with Rhone-Poulenc Rorer Pharmaceuticals Inc. (or "RPR") to obtain international regulatory clearances to market and sell GLIADEL,

       - our efforts in conjunction with RPR to increase end-user sales of GLIADEL,

       -  our efforts to expand the labeled uses for GLIADEL,

       -  our efforts to develop polymer product line extensions,

       - conducting and completing research programs related to our FKBP neuroimmunophilin ligand, NAALADase inhibition and PARP inhibition and other technologies,

       - clinical development activities, including commencing and conducting clinical trials related to our polymer-based drug delivery products and product candidates (including GLIADEL), and our pharmaceutical product candidates (including NIL-A and any other lead compounds in our FKBP neuroimmunophilin ligand program, and any lead compounds in our NAALADase and PARP programs, and DOPASCAN),

       -  our strategic plans,

       - anticipated expenditures and the potential need for additional funds, and

       - plans to assess and implement solutions, if necessary, to the Year 2000 issue,

       All of these items involve significant risks and uncertainties.

       Any of the statements we make in this annual report that are forward-looking we are making pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. We wish to caution you that our actual results may differ significantly from the results we discuss in the forward-looking statements.

       We discuss factors that could cause or contribute to such differences elsewhere in this annual report as well as in our filings with the Securities and Exchange Commission. Our SEC filings include the section entitled "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 1998. For convenience we refer to this document as the "1998 Form 10-K" in the discussion set forth below. In addition, we intend that any forward-looking statement we make speaks only as of the date on which we make it. We will not update any forward-looking statement to reflect events or circumstances that occur after the date on which we make such statement.

       INTRODUCTION

       In the following section, called "Management's Discussion and Analysis", we explain the general financial condition and the results of operations for Guilford and its subsidiaries, including:

       -  what factors affect our business,

       -  what our earnings or losses and costs were in 1998, 1997, and 1996,

       - for 1998 and 1997, why earnings or losses and costs changed from the year before,

       -  where our revenues came from,

       -  how all of the foregoing affect our overall financial condition, and

       - what our expenditures for capital projects were in 1998 and a description of our capital requirements.

       As you read Management's Discussion and Analysis, you may find it helpful to refer to our Consolidated Financial Statements beginning on page 24 of this annual report. These financial statements present the results of our operations for 1998, 1997, and 1996 as well as our financial position at December 31, 1998 and 1997. In Management's Discussion and Analysis, we analyze and explain the annual changes in the specific line items set forth in the section of our Consolidated Financial Statements entitled "Consolidated Statements of Operations". Our analysis may be important to you in making decisions about your investment in Guilford.

       You will notice some changes in this year's discussion compared to past years. In 1998 the SEC adopted new rules requiring public companies like us to write certain documents in plain English. Even though the Commission does not require us to present our Management's Discussion and Analysis in plain English, we have decided voluntarily to apply these rules to the following discussion. Our goal is to describe and analyze our financial condition in language that may be easier for our stockholders to understand.

       GENERAL

       Guilford is a biopharmaceutical company engaged in the development and commercialization of novel products in two principal areas:

       - targeted and controlled drug delivery products using proprietary biodegradable polymers for the treatment of cancer and other diseases, and

       - therapeutic and diagnostic products for neurological diseases and conditions.

       In February 1997, we commercially launched our first product, GLIADEL(R) Wafer, in the United States through Rhone-Poulenc Rorer Pharmaceuticals Inc., or "RPR". GLIADEL is a proprietary polymer product for the treatment of certain types of brain cancer. This product degrades over time and releases an anti-cancer drug known as "BCNU" (or carmustine) directly to the tumor site. RPR is our exclusive worldwide marketing partner for GLIADEL, except in Japan and Scandinavia. Orion Corporation Pharma (formerly Orion Corporation Farmos) is our marketing partner for GLIADEL in Scandinavia.

       We have also licensed from others and internally developed on our own:

       - technologies that may be useful in preventing and treating certain neurological diseases and conditions, and

       - a new class of biodegradable polymers different from the type used in GLIADEL.

       In addition, in 1998 we accelerated research and development activities with respect to certain of these technologies.

       We anticipate that our future revenues will come primarily from the following sources:

          - payments from our marketing partners for goods we manufacture and sell to them, which we refer to as "transfer payments", such as transfer payments from RPR for GLIADEL,

          - royalties from our marketing partners related to sales of products to third parties, such as RPR's sales of GLIADEL to hospitals, and any sales of other products we may develop in the future, and/or

          - one-time rights, milestone, and other payments from corporate partners under our current collaborative agreements and new ones we may enter into with others in the future.

       As we discuss in greater detail below, if we or our corporate collaborators, RPR and Amgen Inc., attain certain regulatory and/or development objectives, we are eligible to receive certain milestone and other payments from these companies. We view these potential payments as significant future revenue opportunities. As we discuss in the 1998 Form 10-K, we cannot be sure that our corporate partners will achieve the designated milestones and that we will receive any or all of the milestone payments for which we are eligible under our existing or any future collaborations. We also cannot be sure that we will be able to enter into collaborations in the future with others for the research, development and/or commercialization of our technologies.

       Since the commercial launch of GLIADEL in the United States in February 1997 through December 31, 1998, we have recognized an aggregate of $13.7 million in transfer payments and royalties. Of this amount, $9.6 million are transfer payments from both RPR and Orion Corporation Pharma for our sales of GLIADEL to these two collaborators. The additional $4.1 million are royalties paid to us from RPR on RPR's sales of GLIADEL to third parties, such as hospitals.

       Under the terms of our agreements with RPR, if RPR is able to achieve certain specified regulatory objectives, RPR is obligated to pay us up to an additional $35 million in milestone payments and payments for the purchase of shares of our stock. These regulatory objectives include obtaining approvals to market GLIADEL in certain foreign countries.

       As we discuss below and in greater detail in the 1998 Form 10-K, a number of factors subject our future sales of GLIADEL to significant risk and uncertainty. We cannot be sure that our sales of GLIADEL to RPR and RPR's sales of GLIADEL to third parties will increase over time or even continue at the current rate. The milestone payments and other amounts payable by RPR are contingent on:

       - making certain U.S. and international regulatory filings and obtaining clearances to market GLIADEL,

       - obtaining authorization from the FDA to expand the description of the clinical uses for GLIADEL that we can put on the label for that product, and

       - obtaining permission to sell GLIADEL in certain countries at prices that are acceptable to us and RPR.

       We cannot control the timing and extent of governmental clearances. We also cannot be sure that we and RPR will attain any of these regulatory objectives. Except for GLIADEL, we do not expect to sell other products for at least the next several years, if ever.

       In August 1997, we entered into a collaboration with Amgen to research, develop and commercialize our FKBP neuroimmunophilin compound technology. Under our agreement with Amgen, Amgen paid us $35 million in 1997. Of this amount, Amgen paid $15 million in the form of a one-time, non-refundable rights fee upon signing the agreement. Amgen paid us the remaining $20 million for the purchase of 640,095 shares of our common stock and warrants to purchase up to an additional 700,000 shares of our common stock. These warrants are exercisable for five years and have an exercise price of $35.15 per share. We also granted to Amgen certain rights to register shares of our common stock with the SEC for sale in the public markets.

       As part of this collaboration, Amgen agreed to fund up to a total of $13.5 million to support Guilford's research relating to the FKBP neuroimmunophilin ligand technology. This research funding began on October 1, 1997 and is payable quarterly over three years. As of December 31, 1998, we had recognized an aggregate of approximately $5.6 million in research support from Amgen under this arrangement. Amgen also has the option to fund a fourth year of research, or under certain conditions, to terminate the research program after two years.

       Our agreement also requires that Amgen make milestone payments to us if Amgen achieves specified regulatory and product development milestones. If Amgen is able to meet all of these milestones for each of 10 different specified clinical indications (i.e., uses), these payments could total up to $392 million in the aggregate. Amgen is also required to pay us royalties on its sales to third parties of any product(s) that result from our collaboration. So long as it funds two years of research, Amgen may elect at any time to discontinue all development and commercialization for the FKBP neuroimmunophilin compound technology.

       As we discuss below and in greater detail in the 1998 Form 10-K, we cannot be sure that Amgen will be successful in its efforts to develop one or more FKBP neuroimmunophilin compounds into products that the FDA and foreign regulatory authorities will approve as safe and effective drugs for neurological or other uses. Consequently, we cannot be sure that we will earn any of the milestone payments related to these regulatory and product development activities.

       In addition to revenues related to GLIADEL, the only other significant revenues we recognized in 1998 consist of:

       -  $4.5 million in research payments from Amgen, and

       -  $1.0 million as a one-time, milestone payment from Amgen.

       Amgen made this $1.0 million payment following its initiation of a one-month Good

Laboratory Practices (GLP) toxicology study of Amgen's first lead FKBP neuroimmunophilin compound. Amgen refers to this compound as "NIL-A". Amgen is initially working to advance NIL-A into human clinical trials for the treatment of Parkinson's disease.

       As we describe above, pursuant to our agreement, we expect Amgen to pay us $4.5 million in 1999 to support our research on the FKBP neuroimmunophilin ligand technology. As we note above, Amgen may make certain other milestone payments to us in the future if Amgen achieves certain product development and/or regulatory milestones. Amgen will also pay royalties to us on future sales of products that result from our collaboration, if there are any.

       As we discuss below and in greater detail in the 1998 Form 10-K, whether Amgen will ever make milestone or royalty payments to us in the future is subject to significant risk and uncertainty. We cannot be sure that we will recognize any or significant revenues from Amgen in the future.

       With the sole exception of 1996, we have not earned an operating profit in any year since our inception in July 1993. Our operating profit in 1996 was $5.1 million. This operating profit was primarily due to two, one-time rights payments from RPR which totaled $27.5 million:

          - a $7.5 million payment in June 1996 upon the signing of our agreements with RPR for the sales, marketing and distribution of GLIADEL, and

          - a $20 million payment following FDA approval of the New Drug Application to market GLIADEL in September 1996.

       For the year ended December 31, 1998, we incurred a net loss of $29.7 million. Since inception through December 31, 1998, we had an accumulated deficit of $56.0 million. Our accumulated deficit is equal to the sum of our cumulative profits and losses since inception in July 1993.

       We do not expect 1999 to be profitable. We cannot be sure that we will ever achieve or sustain profitability in the future. Furthermore, our revenues have fluctuated significantly in the past because of the nature of their sources. We expect fluctuations in our revenues to continue, and thus our operating results should also vary significantly from quarter-to-quarter and year-to-year. A variety of factors cause these fluctuations, including:

       - the timing and amount of sales of GLIADEL to RPR and RPR's sales to others,

       - the timing and realization of milestone and other payments from our corporate partners, including RPR and Amgen,

       - the timing and amount of expenses relating to our research, product development, and manufacturing activities, and

       -  the extent and timing of costs related to our activities to:

          -    obtain patents on our inventions, and
          - extend, enforce and /or defend our patent and other rights to our intellectual property.

          We expect that expenses in all areas of our business will continue to increase as we conduct our research and product development activities. These areas include research and product development, preclinical testing, human clinical trials, regulatory affairs, operations, manufacturing and general and administrative activities.

       The number of our employees has grown significantly since inception. At December 31, 1998, we had 218 full-time employees. This compares to 198 full-time employees at December 31, 1997 and 138 full-time employees at December 31, 1996. Our ability to achieve consistent profitability in the future will depend on many factors, including:

       -  the level of future sales of GLIADEL,

       - our ability, either alone or with others, to develop our product candidates successfully, including any product candidates identified pursuant to our collaboration with Amgen,

       - the extent of any human clinical trials necessary to develop our product candidates,

       - our ability, either alone or with others, to obtain required regulatory approvals to market our product candidates,

       - our ability and that of our corporate partners to manufacture products at reasonable cost,

       - our ability and that of our collaborators to market products successfully, and

       - our ability to enter into acceptable collaborative arrangements for our technologies and license agreements for new technologies of others in the future.

       For a discussion of these and other risks, you should read the "Risk Factors" section of the 1998 Form 10-K, particularly those paragraphs specifically addressing the risks we note above.

RESULTS OF OPERATIONS

       In this section we discuss our 1998, 1997 and 1996 revenues, costs and expenses, and other income and expenses as well as the factors affecting each of them.

       YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

       In 1998, 1997 and 1996 our revenues primarily came from the following sources:

       -  transfer payments on our sales of GLIADEL to our marketing partners,

       -  royalty payments from RPR on its sales of GLIADEL to others,

       -  one-time rights or milestone payments from RPR and Amgen,

       -  quarterly research funding from Amgen, and

       - amounts RPR reimbursed to us for costs related to our efforts to develop a high dose GLIADEL product.

       In 1998, 1997 and 1996, we recognized revenues of $12.5 million, $23.8 million and $28.0 million, respectively.

       These revenues consisted primarily of the following:

---------------------------------------------------------------------------------
                               1998               1997               1996
                               ----               ----               ----
---------------------------------------------------------------------------------
                                                ($ amounts in
                                                thousands)
---------------------------------------------------------------------------------
REVENUES RELATED TO
GLIADEL:
---------------------------------------------------------------------------------
    Transfer Payments....     $ 3,860           $  5,741              $ -
---------------------------------------------------------------------------------
    Royalties............       2,563              1,578                -
---------------------------------------------------------------------------------
    Licensing Revenues...         100            -                      -
---------------------------------------------------------------------------------
    Non-Recurring Rights
    & Milestone Payments.       -                -                      27,600
---------------------------------------------------------------------------------
Reimbursement of high
dose GLIADEL
expenses.................         194                320                   420
---------------------------------------------------------------------------------
REVENUES FROM AMGEN:
---------------------------------------------------------------------------------
    Non-Recurring Rights
    & Milestone Payments.       1,000             15,000                --
---------------------------------------------------------------------------------
    Research Funding.....       4,500              1,125                --
---------------------------------------------------------------------------------

       Revenues from the sale and distribution of GLIADEL consist primarily of:

       - transfer payments on our sales of GLIADEL directly to our marketing and distribution partners, RPR (for the entire world except Scandinavia and Japan) and Orion

          Corporation Pharma (for Scandinavia only), and

       - royalties from RPR based on its sales of GLIADEL to others, primarily hospitals.

       We did not recognize transfer payments or royalty revenues related to the sale and distribution of GLIADEL prior to 1997 because RPR did not commercially launched GLIADEL in the United States until February 1997.

       GLIADEL Transfer Payments

       RPR and Orion Corporation Pharma made $3.9 million in transfer payments to us in 1998. This amount was $5.7 million in 1997. Our sales of GLIADEL to RPR in 1997 include relatively high levels of sales made in the first half of 1997 to support RPR's initial build-up of inventory to support commercial launch. The reduction in our sales of GLIADEL to RPR in 1998 as compared to 1997 resulted from a leveling-off of RPR's current inventory requirements for GLIADEL. This reduction in sales caused a corresponding reduction in transfer payments to us.

       GLIADEL Royalties

       Net royalty revenue on RPR's sales of GLIADEL to third parties increased to $2.6 million in 1998 as compared to $1.6 million in 1997. This represents a 62% increase in net royalty revenue in 1998 as compared to 1997. An increase in the amount of RPR's sales to third parties caused this increase in royalty revenue during 1998. We believe RPR's sales of GLIADEL to third parties increased in 1998 as compared to 1997 because:

          - awareness about GLIADEL has increased among neurosurgeons, the physician group that uses GLIADEL and makes treatment recommendations to brain cancer patients,

          - neurosurgeons have gained familiarity and experience in using GLIADEL, and

          - GLIADEL sales commenced in late February 1997, and thus were made only for approximately 10 months in 1997 as compared to 12 months in 1998.

       Since launch, RPR's sales of GLIADEL to third parties have increased on an annual basis. As we discuss in greater detail in the 1998 Form 10-K, a number of factors subject our future sales of GLIADEL to significant risk and uncertainty. We cannot be sure that GLIADEL sales will increase from, or even remain at, current levels or will ever generate significant revenues for us in the future.

       Cost of Sales

       Our cost of sales for the years ended December 31, 1998 and 1997 were $2.0 million and

$2.6 million, respectively. Included in these amounts are approximately $159,000 and $281,000, respectively, representing:

       - royalty payments made to the university from which we have licensed certain technology related to GLIADEL, and

       - with respect to 1997 only, certain additional costs specifically related to the commercial product launch of GLIADEL in the United States.

       Because GLIADEL was commercially launched in the United States in February 1997, we did not incur cost of sales prior to 1997.

       The reduction in the cost of sales for 1998 compared to 1997 primarily reflects a reduction in the number of units of GLIADEL manufactured for sale to RPR during 1998. In 1998 cost of product sales represented 53% of total product sales revenues as compared to 45% in 1997. To the extent GLIADEL production levels increase in the future, we expect the cost per unit to manufacture GLIADEL may decrease as we achieve economies of scale. We cannot be sure, however, that GLIADEL product sales will ever reach levels necessary for us to realize significant cost savings related to manufacturing economies of scale.

       Research and Development Expenses

       Our research and development expenses increased to $37.7 million in 1998. These amounts were $30.3 million in 1997 and $18.8 million in 1996. The increases in research and development expenses of $7.4 million from 1997 to 1998, and $11.5 million from 1996 to 1997, were primarily attributable to costs related to:

       -  increased personnel costs,

       -  outside services such as contracted research and consulting services,

       - laboratory and other supplies related to our research and development programs, and

       - royalties on dollar amounts from Amgen that we paid to a university which has licensed certain neuroimmunophilin ligand technology to us.

       At December 31, 1998, we employed 185 individuals on a full-time basis in the areas of research, development and manufacturing. We employed 167 individuals and 113 individuals in these areas at December 31, 1997 and 1996, respectively.

       During 1998, we continued to increase our research and product development efforts, particularly with respect to our NAALADase inhibitor and PARP inhibitor neuroprotectant programs, our FKBP neuroimmunophilin compound program, and our polymer development program. We also continued to fund development activities at a third-party manufacturer of clinical supply of DOPASCAN(R) Injection as well as certain costs not reimbursed to us by RPR for Phase I clinical trials for a high-dose formulation of GLIADEL. In addition, we provided financial support for RPR's Phase III clinical trial program in support of a first surgery indication for GLIADEL.

       During 1997, we continued to increase our research and development efforts, particularly with respect to our FKBP neuroimmunophilin compound program, our NAALADase inhibitor program, our biodegradable polymer program, and other research and development programs. We also continued to fund development activities at the third-party manufacturer for DOPASCAN(R)Injection as well as Phase I clinical trials for a high-dose formulation of GLIADEL.

       In 1998, 1997 and 1996 our research and development expenses included charges relating to certain consulting agreements we entered into in April 1996. These charges consisted of:

          - non-cash compensation expense of $439,000, $985,000 and $1.2 million, respectively, and

          - cash compensation expense of $264,000, $244,000 and $135,000, respectively.

       We entered into these agreements to assist in the commercialization of GLIADEL, including our efforts to expand the labeling for this product and to generate product line extensions, and to enhance our ability to develop new polymer technologies and products for the delivery of anti- cancer agents for those diseases or conditions where local tumor recurrence is likely and controlled release may be more effective than current therapies. We expect to record up to an additional $750,000, in total, of non-cash compensation charges in our research and development expenses quarterly through 2001 because of these agreements. We also anticipate that our research and development expenses will continue to increase in future periods.

       General and Administrative Expenses

       Our general and administrative expenses increased to $10.5 million in 1998. These amounts were $9.1 million in 1997 and $6.7 million in 1996. We attribute the increases in general and administrative expenses of $1.4 million from 1997 to 1998 and $2.4 million from 1996 to 1997 to higher legal services, patent and professional contract services costs as well as higher personnel costs. These costs increased, in part, because of an increase in the activities necessary to support our research, product development and commercialization efforts. At December 31, 1998, we employed 33 individuals on a full-time basis in general and administrative areas. We employed 31 individuals and 25 individuals in these areas at December 31, 1997 and 1996, respectively.

       We included the costs to prepare, file and prosecute domestic and international patent applications and for other activities to establish and preserve our intellectual property rights in our general and administrative expenses. These costs also increased from 1996 through 1998. Costs related to our operations as a publicly-traded company contributed to the increase in general and administrative costs for 1997 as compared to 1996. We anticipate that our general and administrative expenses will continue to increase in future periods.

       Other Income and Expense

       Other income and expense consists primarily of interest income on our monetary investments and interest expense on our debt and other financial obligations. Our interest income increased to $8.9 million in 1998 compared to $7.5 million in 1997 and $3.1 million in 1996. The increases over these periods were primarily due to an increase in the average amount of money we invested each year as compared to the prior year, and to a lesser extent, a higher average yield on our investment portfolio. We were able to invest greater amounts during 1997 and 1998 primarily because of:

          -    the public sale of our common stock in April 1997,

          - Amgen's payment of a one-time signing fee of $15 million in August 1997, and

          - the sale of our shares and warrants to Amgen for $20 million in October 1997.

       In 1998, 1997 and 1996, we incurred interest expense of $768,000, $837,000 and $528,000, respectively. These expenses resulted from loans we have with First Union National Bank. These loans have helped fund the construction of our manufacturing, administrative, and research and development facilities and the purchase of certain furniture and equipment. Because we continued to repay these loans, interest expense decreased in 1998 as compared to 1997, resulting in a lower average principal balance during 1998.

LIQUIDITY AND CAPITAL RESOURCES

       Our cash, cash equivalents and investments were approximately $128.3 million at December 31, 1998. Of this amount, we pledged $16.5 million as collateral for certain of our loans and other financial lease obligations. We have recorded this amount under "Investments - restricted" on our Consolidated Balance Sheets. We include these balance sheets as part of our Consolidated Financial Statements on page 24.

       The increase of $4.4 million in the amount of restricted investments at December 31, 1998 as compared to December 31,1997 resulted from an increase in the amount of cash collateral related to our design and construction of a new research and development facility. We describe the financing for this facility below. A decrease in cash collateral on certain of our loans with First Union National Bank partially offset this increase in cash collateral. In June 1998, the State of Maryland increased its commitment to guarantee repayment of one of our loans with First Union National Bank. As a result, First Union National Bank reduced the amount of cash collateral related to that loan. In addition, our cash collateral levels decreased somewhat in

1998 as a result of our continued repayment of our loans with First Union National Bank. We describe our cash collateral requirements in Notes 7 and 8, "Indebtedness - Restrictive Covenants" and "Leases", to the footnotes to our Consolidated Financial Statements on pages 35 and 36.

       In 1998, we began a program to purchase up to 1,000,000 shares of our common stock in the open market from time to time in our discretion. As of December 31, 1998, we had repurchased 39,600 of our shares for an aggregate of $475,000. In addition, in 1998, individuals holding options to purchase shares of our stock exercised their rights to acquire an aggregate of approximately 178,678 shares. In exchange for issuing these shares, these individuals paid us approximately $1.0 million in cash.

       Our debt decreased to $10.9 million at December 31, 1998 compared to $13.1 million at December 31, 1997. This decrease resulted primarily because of our continued repayment of principal under our loans with First Union National Bank.

       We incurred net capital expenditures of $5.2 million in 1998. These amounts were $6.4 million in 1997 and $9.1 million in 1996. We used these capital expenditures to fund the construction of our GLIADEL and biodegradable polymer manufacturing facilities. They also funded improvements to our current facility for research and development laboratories and administrative offices. Additionally, we purchased capital equipment, including laboratory and manufacturing equipment, and computer hardware and software.

       In March 1998, we entered into arrangements with others that permit us to lease up to $10.8 million in equipment, including computer hardware and software, furniture and fixtures. We leased $3.4 million in equipment under these arrangements in 1998. Depending on the type of equipment covered and certain other factors, the term of any lease we enter under these arrangements can range from two to four years. At December 31, 1998, $7.4 million was available under these arrangements to lease additional equipment. In addition, at December 31, 1998, we were leasing an additional $3.5 million in equipment under a prior lease arrangement.

       We expect our existing financing arrangements, our internal capital resources and potential external sources of funds to provide for our current equipment needs at least until the end of 1999. If we decide to expand our research and development programs, our capital equipment requirements may increase and thus we may require additional capital funding.

       In order to meet our anticipated future facilities needs, in 1997 we initiated a project to design and construct a new research and development facility. To accomplish this task, in February 1998 we entered into an operating lease and other related agreements with a trust affiliated with First Union National Bank for such a facility. This new facility is being constructed on a lot adjacent to our current headquarters in Baltimore, Maryland and will be approximately 73,000 square feet when complete. We anticipate that this new R&D facility, along with our current facility, will support our research, development, commercialization and administrative activities until at least the end of 2000.

       Since construction began in the first quarter 1998, we have been acting as construction agent for the First Union National Bank trust, responsible for performing substantially all of the duties associated with the development of the property. We anticipate that we will be able to move into the facility prior to the end of the second quarter of 1999 and expect to consolidate all of our operations into our current headquarters and the new facility in 1999. Our lease to the new facility expires in February 2005. We anticipate that the lease payments for this facility will not exceed $1.5 million annually.

       At the expiration of the lease term, we may purchase the property for an amount equal to:

       -  all unamortized acquisition and construction costs,

          plus

       - all accrued but unpaid interest and similar costs the First Union National Bank trust incurs as part of its acquisition and construction of the property.

       For convenience we refer to this amount as the "Termination Amount".

       In the alternative, we may sell the property on behalf of the First Union National Bank trust. The trust then has to credit the proceeds from the sale against our repayment of the Termination Amount. If the sale proceeds are not enough to cover the entire Termination Amount, we then have to repay an amount equal to the difference between 83% of the Termination Amount and the shortfall. In addition, we may extend the lease term, but only if First Union National Bank in its discretion agrees to such an extension. We describe these arrangements with First Union National Bank in Note 8, "Leases", of the footnotes to our Consolidated Financial Statements on page 36.

       Under our agreements with First Union National Bank related to this new facility, we are required to hold in the aggregate unrestricted cash, cash equivalents and investments of $40 million at all times during the term of the lease. This requirement is in addition to the cash collateral requirements we discuss above in this "Liquidity and Capital Resources" section.

       RPR has extended to us a $7.5 million line of credit to support expansion of our GLIADEL and polymer manufacturing capacity. As of January 2, 1997, $4.0 million was available to us. The remaining $3.5 million becomes available no earlier than 12 months nor later than 18 months following funding of the initial portion. Any principal amounts we borrow are due five years from the date borrowed. These amounts will carry an interest rate equal to the lowest rate RPR pays from time to time on its most senior debt. We had not borrowed any amounts under this credit facility as of December 31, 1998. We have not yet determined whether to draw on the capital available from RPR to finance the expansion of our polymer manufacturing facilities.

       During 1998, we entered into a series of interest rate swap transactions with First Union

National Bank covering $20 million in financial obligations under our lease with the First Union National Bank trust. In January 1999, we entered into additional interest rate swap agreements with First Union covering $10 million in floating rate debt. As a result, we fixed the interest rates on these financial lease obligations and debt at approximately 6% in the aggregate. We describe these interest rate swap transactions with First Union National Bank in Note 4, "Interest Rate Swap Agreements", of the footnotes to our Consolidated Financial Statements on page 33.

       We expect to need much more money to continue our research and product development programs and preclinical and clinical testing and to manufacture and possibly market our products. We will also need additional funds to meet our future facilities needs. Our capital requirements depend on a number of factors, including:

       -  the progress of our research and development programs,

       -  the progress of preclinical and clinical testing,

       -  the time and costs involved in obtaining regulatory approvals,

       - the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights,

       -  competing technological and market developments,

       -  changes in our existing research relationships,

       -  our ability to establish collaborative arrangements,

       - our ability to enter into licensing agreements and contractual arrangements with others, and

       -  the progress of efforts to scale- up manufacturing processes.

       We believe that our existing resources will be sufficient to fund our activities for at least the next 24 months. We may, however, expend these resources before that time for a number of reasons including, among others:

       - changes in our research, product development and commercialization plans,

       - other factors that increase our expenses, including potential acquisitions of other companies, assets or technologies,

       - repurchases of our stock under our ongoing stock repurchase program, and

       -  unanticipated capital expenditures.

       We anticipate that we will fund future capital requirements through a combination of (1) our existing working capital, (2) future revenues generated under our agreements with RPR and Amgen, (3) potential public or private equity or debt financing, (4) additional collaborative agreements with corporate partners for research and product development and/or commercialization, and (5) other potential sources.

       Our ability to raise capital in the future on acceptable terms depends on conditions in the public and private markets for stock and our performance as well as the overall performance of other companies in our industry. We cannot be sure that any future financing arrangements that we may need will be available to us on acceptable terms, or at all.

       SUBSEQUENT EVENT

       During the first quarter of 1999, through March 15, 1999, we repurchased an additional 121,900 shares of our stock on the open market under our stock repurchase program for an aggregate of $1.3 million.

       THE YEAR 2000 ISSUE

          Introduction

       The so-called "Year 2000 issue" results from computer programs that rely on two-digit date codes instead of four-digit date codes to indicate the year. For example, these types of computer systems, which include computer software for desktop computers, software used in scientific equipment, and software embedded in computer chips, indicate the year 1966 by the digits "66". As the year 2000 approaches, these systems will have to process information involving the year 2000 and later years. Systems that only use two-date digit codes may confuse the year 2000 with the year 1900. As a result, these computer programs may not be able to perform computations and decision-making functions correctly. This inability could also cause computer systems or other equipment to malfunction or shutdown completely.

          We have developed a multi-phase program to address this potential problem. It consists of the following steps:

       - assess those corporate systems and operations that the Year 2000 issue could adversely affect,

       -  fix or replace non-compliant systems and components, if any, and then

       -  test these systems and components to ensure proper functioning.

       We have focused our Year 2000 compliance assessment program on four principal areas:

       - our internal information technology system, which includes our internal computer network and phone system;

       - our internal, non-information technology facilities systems, which include software embedded in:

          -    environmental controls,

          -    security systems,

          -    fire protection systems,

          -    manufacturing hardware and monitoring controls, and

          - public utility connections for gas, electric and telephone systems, which for convenience we refer to as "Facilities Systems",

       - software we use with our laboratory and other equipment, which may either be located outside of the equipment or embedded within it, and

       - Year 2000 compliance of those third parties with which we do important business. They include:

          - our main vendors of goods and services, including raw materials, laboratory and other equipment,

          -    our financial institutions such as banks and investment managers,

          -    our major insurance companies, and

          -    our corporate partners such as RPR and Amgen.

       For convenience purposes, we refer to these institutions as our "Major Third Parties".

          Assessment and Remediation of Internal Systems

       We continue to conduct an inventory of the internal information technology systems, Facilities Systems, and equipment that we believe the Year 2000 issue could adversely affect. We are also assessing the likelihood of there being a Year 2000 problem with these systems, which together make up our internal company systems. We are currently taking the following actions to address the Year 2000 issue:

       - repair or replace, as necessary, those internal company systems that we find not to be Year 2000 compliant,

       - re-test these internal company systems to verify Year 2000 compliance, and

       - engage an outside consultant to review our approach to Year 2000 compliance.

       We believe that we will complete these actions no later than June 30, 1999, but expect to continue to test our systems intermittently through the end of 1999.

       Our information technology personnel have discussed whether our enterprise-wide software systems are Year 2000 compliant with the vendors of those systems. We have also tested those systems for Year 2000 compliance. Based on these activities, we believe that such systems are Year 2000 compliant. We will continue to stay in contact with these vendors in order to obtain any additional revisions or upgrades the vendors issue to ensure that such enterprise-wide software remains Year 2000 compliant.

          Inquiries of Third Parties

       We are also examining the Year 2000 readiness of our Major Third Parties. We consider these institutions, either together as a group or in certain cases on an individual basis, to pose the greatest Year 2000 risk to our business. Their failure to become Year 2000 compliant could:

       - limit our ability to obtain raw materials, equipment and supplies in a timely manner,

       -  limit or prevent us from getting:

          -    our cash and other financial assets, and

          -    timely and accurate information about our financial assets,

       -  significantly disrupt our financial transactions, and

       - interfere with the efforts of our corporate partners to continue their research, development and/or commercialization activities with respect to GLIADEL and the FKBP neuroimmunophilin compound technology.

       We are in the process of contacting our Major Third Parties, which consist of approximately 20 institutions, to ask that they give us information about their Year 2000 compliance status, and we recently mailed Year 2000 compliance inquiry letters to them in this regard.

       Except for asking these third parties about their Year 2000 compliance and assessing their responses, we cannot independently verify whether these institutions are or will be Year 2000 compliant. In most cases we have limited or no ability to influence directly the Year 2000 compliance activities of these Major Third Parties. If any or all of these institutions fail to achieve substantial Year 2000 compliance, this failure could have a material adverse effect on our business, financial condition and results of operations.

       Furthermore, most of RPR's sales of GLIADEL are to hospitals. The failure of these hospitals, or of any of RPR's other customers for GLIADEL, to pay for their GLIADEL purchases because of a Year 2000 problem could materially and adversely affect our business. In addition, sales of GLIADEL are dependent, in part, on the availability of reimbursements from third-party healthcare payors, such as government insurance plans like Medicare and Medicaid, and private insurance plans. Again, the failure of these third-party healthcare payors to reimburse claims because of Year 2000 problems could materially and adversely affect our business.

          Remediation Costs

       As of December 31, 1998, the total costs for our Year 2000 compliance program have not been significant. We historically have not tracked these costs but estimate that our costs did not exceed $200,000 in 1998. We did not incur any external costs during 1998 related to the Year 2000 issue. Based on information currently available to us, we do not believe that the future costs associated with developing a Year 2000 compliance plan and bringing our internal computer systems into Year 2000 compliance will be material. We estimate that the total costs will not exceed $400,000 in the aggregate. As of December 31, 1998, we estimate that we have incurred approximately 25% of the total costs we anticipate that we will incur to address Year 2000 issues relating to our internal company systems. Further, as of December 31, 1998, we had not separately set aside funds specifically to address the Year 2000 issue, but rather are using funds allocated to our yearly information technology budget.

       However, as we note above, with respect to most of our internal computer systems, we are still conducting our Year 2000 compliance and remediation activities. Depending on the actual outcome of our Year 2000 compliance testing activities, the costs may be significantly greater than our current estimates.

       We also do know whether the costs associated with our efforts to assess and address any Year 2000 compliance concerns regarding our Major Third Parties will be material. As we note above, with most Major Third Parties, we have little or no direct ability to influence the Year 2000 compliance efforts of these institutions.

       Depending on the responses we get from suppliers, we will decide on a case-by-case basis whether to seek out alternative suppliers. As of March 15, 1999, we had not switched vendors because of concerns over Year 2000 readiness. If we determine to seek out an alternative supplier in the future because of that supplier's inability to assure us of its Year 2000 compliance, we may not be able to find an adequate alternative supplier. In certain cases, a vendor may represent the sole supplier for a good or service.

          Disaster Recovery Plans and Certain Mitigating Factors

       In addition to our Year 2000 compliance activities, we are working with an outside consulting firm to implement a comprehensive disaster recovery plan. This plan will cover a variety of areas, including the Year 2000 issue. We currently anticipate putting such a plan into place no later than June 30, 1999. We do not anticipate that the external costs for putting such a plan in place will exceed $125,000 in the aggregate.

       We currently make complete back-up copies of all of the data generated on our computer systems on a weekly basis. We also track changes to such data on a daily basis. We believe this practice should limit the amount of computer system data that would be lost if our computer systems were to fail as a result of a Year 2000 issue.

       Many of our Facilities Systems, including our environmental controls, security systems, and fire protection systems, have manual override functions. These will allow us to operate certain of our Facilities Systems even if their software malfunctions. In addition, while we primarily hold our financial assets at a single banking institution, we hold certain financial assets at, and have established a $5 million line of credit with, another banking institution. This arrangement should allow us to meet our operating expenses in the short term in the event our primary banking relationship were to be interrupted because of a Year 2000 issue. With respect to GLIADEL, we maintain what we believe to be sufficient inventories of raw materials, package components and product to prevent a product supply interruption if a vendor should have a Y2K problem.

       Due to the nature of our business, even if (1) we were to fail to implement our Year 2000 compliance program successfully for our internal company systems or (2) the Year 2000 compliance provisions of our disaster recovery plan prove inadequate, we believe that these circumstances would not have a material adverse effect on our business, financial condition and results of operations over the long term. They would, however, disrupt our operations in the short-term. However, the failure of one or more of our Major Third Parties, particularly our banks, investment managers, corporate partners, and suppliers of key raw materials to be Year 2000 compliant could have a material adverse effect on our business, financial condition and results of operations over the long term.

          Risks

       We have based our estimate as to the costs of our Year 2000 compliance program and disaster recovery plan and our expected dates for implementing these initiatives on the information currently available to us. We have based these estimates on a number of assumptions regarding future events. These include the continued availability of certain resources and other factors. We cannot be sure that these costs will not exceed our expectations or that the Year 2000 issue will not substantially and adversely affect our business, financial condition or results of operations.

       Specific factors that might cause our estimates not to be correct include:

       - our ability to locate and correct all relevant computer codes, including software embedded in environmental controls and manufacturing and laboratory equipment,

       - the ability of the Major Third Parties to identify and resolve their own Year 2000 issues,

       - the availability and cost of personnel trained in the area of Year 2000 compliance, and

       - unforeseen or unanticipated problems that we are unable to address or can only remedy at great cost.

       Furthermore, our current cost estimates do not include costs that we may incur as a result of the failure of Major Third Parties, including Amgen and RPR, to become Year 2000 compliant on a timely basis. Moreover, if a Year 2000 issue causes (1) hospitals and other of RPR's customers for GLIADEL to fail to pay for their GLIADEL purchases or (2) third-party healthcare payors to fail to reimburse claims for GLIADEL, such failures could materially and adversely affect our business.

       Finally, our ability to continue to manufacture GLIADEL, conduct our research and product development programs, and function as a viable business enterprise depends on the continued availability of various basic infrastructure systems. These include electric power, telecommunications and transportation systems. We cannot be sure that the Year 2000 issue will not disrupt these infrastructure systems. If such disruptions were to occur in the Baltimore, Maryland metropolitan region where our manufacturing facilities and research and development laboratories are located and/or the East Coast of the United States, these disruptions could very well have a material adverse effect on our business, financial condition, results of operations, or business prospects.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not Applicable.

                         GUILFORD PHARMACEUTICALS INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                        Page
                                                                        ----
Independent Auditors' Report ............................................ 23
Consolidated Balance Sheets ............................................. 24
Consolidated Statements of Operations ................................... 25
Consolidated Statements of Changes in Stockholders' Equity .............. 26
Consolidated Statements of Cash Flows ................................... 27
Notes to Consolidated Financial Statements .............................. 28

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders of
Guilford Pharmaceuticals Inc.:

       We have audited the accompanying consolidated balance sheets of Guilford Pharmaceuticals Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998. In connection with our audits of the consolidated financial statements, we also have audited the accompanying financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Guilford Pharmaceuticals Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Philadelphia, Pennsylvania
February 12, 1999

                         GUILFORD PHARMACEUTICALS INC.
                                AND SUBSIDIARIES


                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)



                                                                  DECEMBER 31, 1998     DECEMBER 31, 1997
                                                                ---------------------  -------------------
ASSETS
------
Current assets:
  Cash and cash equivalents                                      $           8,480      $         24,980
  Investments                                                              103,281               123,120
  Accounts receivable                                                        1,241                   606
  Inventories                                                                1,291                 1,342
  Other current assets                                                         709                   494
                                                                ---------------------  -------------------
     Total current assets                                                  115,002               150,542
Investments - restricted                                                    16,500                12,119
Property and equipment, net                                                 18,790                17,153
Other assets                                                                   736                   267
                                                                ---------------------  -------------------
                                                                 $         151,028      $        180,081
                                                                =====================  ===================

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current liabilities:
  Accounts payable                                               $           3,265      $          2,743
  Current portion of long-term debt                                          2,159                 2,159
  Accrued payroll related costs                                              2,279                 2,000
  Accrued contracted services                                                2,095                 1,527
  Accrued expenses and other current liabilities                               960                 1,307
  Deferred income                                                            1,125                 1,125
                                                                ---------------------  -------------------
     Total current liabilities                                              11,883                10,861

Long-term debt, net of current portion                                       8,766                10,926
                                                                ---------------------  -------------------

     Total liabilities                                                      20,649                21,787
                                                                ---------------------  -------------------

Stockholders' equity:
  Preferred stock, par value $.01 per share
    Authorized 4,700,000 shares,  none issued                                    -                     -
  Series A junior participating preferred stock,
    par value $.01 per share. Authorized 300,000
    shares, none issued                                                          -                     -
  Common stock, par value $.01 per share
    Authorized 75,000,000 shares
    19,594,316 and 19,387,946 issued
    at December 31, 1998
    and December 31, 1997, respectively                                        196                   194
  Additional paid-in capital                                               187,139               185,205
  Accumulated deficit                                                      (56,009)              (26,311)
  Accumulated other comprehensive income                                       876                   426
  Note receivable from officer                                                 (60)                  (60)
  Treasury stock, at cost: 77,224 and 35,547 shares in
    1998 and 1997, respectively                                             (1,399)                 (878)
  Deferred compensation                                                       (364)                 (282)
                                                                ---------------------  -------------------
     Total stockholders' equity                                            130,379               158,294
                                                                ---------------------  -------------------
                                                                 $         151,028      $        180,081
                                                                =====================  ===================


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                         GUILFORD PHARMACEUTICALS INC.
                                AND SUBSIDIARIES



                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                             YEAR ENDED DECEMBER 31,
                                                                   1998               1997                   1996
                                                             -----------------------------------------------------------
Revenues:
  Contract revenues                                            $       1,000      $      15,000         $       27,600
  Net product sales                                                    3,860              5,741                    -
  License fees and royalties                                           2,713              1,628                    -
  Revenues under collaborative agreements                              4,910              1,459                    420
                                                             -----------------------------------------------------------
    Total revenues                                                    12,483             23,828                 28,020

Costs and Expenses:
  Cost of sales                                                        2,036              2,585                    -
  Research and development                                            37,722             30,293                 18,761
  General and administrative                                          10,546              9,076                  6,736
                                                             -----------------------------------------------------------
    Total costs and expenses                                          50,304             41,954                 25,497
                                                             -----------------------------------------------------------
Operating income (loss)                                              (37,821)           (18,126)                 2,523
Other income (expense):
  Interest income                                                      8,855              7,477                  3,070
  Interest expense                                                      (768)              (837)                  (528)
  Other income                                                            36                 49                      8
                                                             -----------------------------------------------------------
    Net income (loss)                                          $     (29,698)     $     (11,437)        $        5,073
                                                             ===========================================================


Basic earnings (loss) per common share                         $       (1.52)     $       (0.65)        $         0.39
                                                             ===========================================================

Average common shares outstanding                                     19,479             17,570                 13,001
                                                             ===========================================================

Diluted earnings (loss) per common share                       $       (1.52)     $       (0.65)        $         0.35
                                                             ===========================================================

Average common and dilutive equivalent
  shares outstanding                                                  19,479             17,570                 14,634
                                                             ===========================================================



SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                          GUILFORD PHARMACEUTICALS INC.
                                 AND SUBSIDIARIES



            CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                        (IN THOUSANDS, EXCEPT SHARE DATA)




                                                                                    COMMON STOCK
                                                                                   --------------           ADDITIONAL
                                                                                NUMBER                       PAID-IN
                                                                               OF SHARES      AMOUNT         CAPITAL
                                                                             -------------  -----------   --------------
BALANCE, JANUARY 1, 1996                                                       6,793,065     $     68      $     38,121
Comprehensive income
  Net income for the year
  Other comprehensive income
    Unrealized gain on available-for-sale securities
Total comprehensive income
Issuance of common stock in follow-on public offering at $20.00 *
  per share, net of offering costs                                             2,300,000           23            42,880
Other issuances of common stock                                                  226,595            2             7,679
Three-for-two stock split                                                      4,659,830           47               (47)
Equity proceeds from Gell Pharmaceuticals relating to the put option                                              1,076
Amortization of stock option compensation                                                                         1,171
Amortization of deferred compensation
Reduction in notes receivable on common stock

BALANCE, DECEMBER 31, 1996                                                    13,979,490     $    140      $     90,880
Comprehensive loss
  Net loss for the year
  Other comprehensive income
    Unrealized gain on available-for-sale securities
Total comprehensive loss
Issuance of common stock in follow-on public offering
   at $20.00 per share, net of offering costs                                  3,737,500           37            70,429
Other issuances of common stock                                                1,670,956           17            22,911
Purchase of 35,547 shares of common stock
Amortization of stock option compensation                                                                           985
Amortization of deferred compensation
Reduction in notes receivable on common stock

BALANCE, DECEMBER 31, 1997                                                    19,387,946     $    194      $    185,205
Comprehensive loss
  Net loss for the year
  Other comprehensive income
    Unrealized gain on available-for-sale securities
Total comprehensive loss
Issuances of common stock                                                        206,370            2             1,485
Purchase of 41,677 shares of common stock
Stock option compensation                                                                                           449
Amortization of deferred compensation
                                                                             -------------  -----------   --------------
BALANCE, DECEMBER 31, 1998                                                    19,594,316     $    196      $    187,139
                                                                             =============  ===========   ==============

                                                                                                 ACCUMULATED         NOTE
                                                                                                    OTHER         RECEIVABLE
                                                                              ACCUMULATED       COMPREHENSIVE        FROM
                                                                                DEFICIT             INCOME          OFFICER
                                                                            ----------------   ---------------   -----------
BALANCE, JANUARY 1, 1996                                                     $     (19,947)      $      -         $    (139)
Comprehensive income
  Net income for the year                                                            5,073
  Other comprehensive income
    Unrealized gain on available-for-sale securities                                                     62
Total comprehensive income
Issuance of common stock in follow-on public offering at $20.00 *
  per share, net of offering costs
Other issuances of common stock
Three-for-two stock split
Equity proceeds from Gell Pharmaceuticals relating to the put option
Amortization of stock option compensation
Amortization of deferred compensation
Reduction in notes receivable on common stock                                                                            10

BALANCE, DECEMBER 31, 1996                                                   $     (14,874)      $       62       $    (129)
Comprehensive loss
  Net loss for the year                                                            (11,437)
  Other comprehensive income
    Unrealized gain on available-for-sale securities                                                    364
Total comprehensive loss
Issuance of common stock in follow-on public offering
   at $20.00 per share, net of offering costs
Other issuances of common stock
Purchase of 35,547 shares of common stock
Amortization of stock option compensation
Amortization of deferred compensation
Reduction in notes receivable on common stock                                                                            69

BALANCE, DECEMBER 31, 1997                                                   $     (26,311)      $      426       $     (60)
Comprehensive loss
  Net loss for the year                                                            (29,698)
  Other comprehensive income
    Unrealized gain on available-for-sale securities                                                    450
Total comprehensive loss
Issuances of common stock
Purchase of 41,677 shares of common stock
Stock option compensation
Amortization of deferred compensation
                                                                            ----------------   ---------------   -----------
BALANCE, DECEMBER 31, 1998                                                   $     (56,009)      $      876       $     (60)
                                                                            ================   ===============   ===========






                                                                                                                TOTAL
                                                                          TREASURY          DEFERRED         STOCKHOLDERS'
                                                                       STOCK, AT COST     COMPENSATION          EQUITY
                                                                      ----------------   --------------     ---------------
BALANCE, JANUARY 1, 1996                                                $       -          $     (330)       $      17,773
Comprehensive income
  Net income for the year                                                                                            5,073
  Other comprehensive income
    Unrealized gain on available-for-sale securities                                                                    62
                                                                                                            ---------------
Total comprehensive income                                                                                   $       5,135
                                                                                                            ---------------
Issuance of common stock in follow-on public offering at $20.00 *
  per share, net of offering costs                                                                                  42,903
Other issuances of common stock                                                                                      7,681
Three-for-two stock split                                                                                              -
Equity proceeds from Gell Pharmaceuticals relating to the put option                                                 1,076
Amortization of stock option compensation                                                                            1,171
Amortization of deferred compensation                                                             128                  128
Reduction in notes receivable on common stock                                                                           10

BALANCE, DECEMBER 31, 1996                                              $       -          $     (202)       $      75,877
Comprehensive loss
  Net loss for the year                                                                                            (11,437)
  Other comprehensive income
    Unrealized gain on available-for-sale securities                                                                   364
                                                                                                            ---------------
Total comprehensive loss                                                                                     $     (11,073)
                                                                                                            ---------------
Issuance of common stock in follow-on public offering
   at $20.00 per share, net of offering costs                                                                       70,466
Other issuances of common stock                                                                  (331)              22,597
Purchase of 35,547 shares of common stock                                      (878)                                  (878)
Amortization of stock option compensation                                                                              985
Amortization of deferred compensation                                                             251                  251
Reduction in notes receivable on common stock                                                                           69

BALANCE, DECEMBER 31, 1997                                              $      (878)       $     (282)       $     158,294
Comprehensive loss
  Net loss for the year                                                                                            (29,698)
  Other comprehensive income
    Unrealized gain on available-for-sale securities                                                                   450
                                                                                                            ---------------
Total comprehensive loss                                                                                     $     (29,248)
                                                                                                            ---------------
Issuances of common stock                                                                        (191)               1,296
Purchase of 41,677 shares of common stock                                      (521)                                  (521)
Stock option compensation                                                                                              449
Amortization of deferred compensation                                                             109                  109
                                                                      ----------------   --------------     ---------------
BALANCE, DECEMBER 31, 1998                                              $    (1,399)       $     (364)       $     130,379
                                                                      ================   ==============     ===============

---------------

* Per share prices are pre-stock split.

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                         GUILFORD PHARMACEUTICALS INC.
                               AND SUBSIDIARIES


                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (IN THOUSANDS)

                                                                                        YEAR ENDED DECEMBER 31,
                                                                         1998                    1997                    1996
                                                                         ----                    ----                    ----
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income (loss)                                                $      (29,698)            $   (11,437)            $      5,073
 Adjustments to reconcile net income (loss) to net cash
   provided by (used in) operating activities:
    Depreciation and amortization                                          3,575                   2,735                    1,102
    Noncash compensation expense                                             558                   1,236                    1,309
    Gain on sale of assets                                                    26                       -                        -
  Changes in assets and liabilities:
    Accounts receivable, other current assets, and other assets           (1,339)                   (135)                     (94)
    Inventory                                                                 51                     191                   (1,533)
    Accounts payable and other current liabilities                           908                   3,306                    2,110
                                                                 -----------------         ---------------          ---------------
     Net cash provided by (used in) operating activities                 (25,919)                 (4,104)                   7,967
                                                                 -----------------         ---------------          ---------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment, net                                (5,104)                 (6,433)                  (9,101)
  Sales and maturities of available-for-sale securities                  100,130                 100,457                   47,010
  Purchases of available-for-sale securities                             (84,222)               (174,453)                 (92,633)
                                                                 -----------------         ---------------          ---------------
      Net cash provided by (used in) investing activities                 10,804                 (80,429)                 (54,724)
                                                                 -----------------         ---------------          ---------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds from issuances of common stock                              1,296                  93,063                   50,584
  Purchase of treasury stock                                                (521)                   (878)                       -
  Proceeds from bond and term loan issuances                                   -                   1,843                    7,867
  Equity proceeds from Gell Pharmaceuticals Inc. relating to
    the put option                                                             -                       -                    1,076
  Payment of notes receivable on common stock                                  -                      69                      -
  Principal payments on bond and term loan payable                        (2,160)                 (1,144)                    (470)
                                                                 -----------------         ---------------          ---------------
      Net cash provided by (used in) financing activities                 (1,385)                 92,953                   59,057
                                                                 -----------------         ---------------          ---------------
Net increase (decrease) in cash and cash equivalents                     (16,500)                  8,420                   12,300
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR                        24,980                  16,560                    4,260
                                                                 -----------------         ---------------          ---------------
CASH AND CASH EQUIVALENTS AT THE END OF YEAR                      $        8,480             $    24,980             $     16,560
                                                                 =================         ===============          ===============

Supplemental disclosures of cash flow information:
  Net interest paid                                               $          784             $       828             $        470

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                          GUILFORD PHARMACEUTICALS INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 1998, 1997 and 1996

(1) ORGANIZATION AND BUSINESS ACTIVITIES

     Guilford Pharmaceuticals Inc. (together with its subsidiaries, "Guilford" or the "Company") is a biopharmaceutical company, located in Baltimore, Maryland, engaged in the development and commercialization of novel products in two principal areas: (i) targeted and controlled drug delivery systems using proprietary biodegradable polymers for the treatment of cancer and other diseases; and (ii) therapeutic and diagnostic products for neurological diseases and conditions.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

     The consolidated financial statements include the accounts of Guilford Pharmaceuticals Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

     Highly liquid investments with an original maturity of three months or less are classified as cash equivalents.

Investments

     The Company classifies investments at the time of purchase as either available-for-sale or held-to-maturity. Investments in securities that are classified as available-for-sale are carried at their fair values. Changes in the fair values of available-for-sale securities are recognized as a separate component of stockholders' equity as "Accumulated Other Comprehensive Income". Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis. Held-to-maturity securities are carried at cost adjusted for amortized premium or discount.

     A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed to be other than temporary is an impairment which would result in a reduction in the carrying amount to fair value. Such impairment, if any, is charged to earnings and a new cost basis for the security is established. Dividends and interest income are recognized when earned.

Inventories

     Inventories are stated at the lower of cost or market. Cost is determined using a weighted-average approach which approximates the first-in, first-out method.

Property and Equipment

     Property and equipment are recorded at cost, including interest on funds borrowed to finance construction of real property. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets, generally three to seven years for furniture and equipment, and over the shorter of the estimated useful life of leasehold improvements or the related lease term for such improvements. Upon the disposition of assets, the costs and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the consolidated statements of operations. Expenditures for repairs and maintenance are expensed as incurred.

Revenue Recognition

     Product sales are recognized at the time the product has received a certificate of analysis and has been shipped. Sales are reported net of estimated discounts, rebates, chargebacks and product returns.

     Royalty revenue is recognized at such time as the Company's sales, marketing and distribution partner sells the product (see note 14).

     Collaborative research revenue is recognized, up to the contractual limits, when the Company meets its performance obligations under the respective agreements. Contract and non-refundable licensing revenue is recognized when milestones are met and the Company's significant performance obligations have been satisfied in accordance with the terms of the respective agreements. Payments received that relate to future performance are deferred and recognized as revenue at the time such future performance has been accomplished.

Research and Development, Patent and Royalty Costs

     Research and development, patent, and royalty costs are expensed as incurred. Royalty expense related to product sales is recognized concurrently with the recognition of product revenue and included as part of cost of sales. Royalty expense from third party sales is expensed as incurred and is offset against royalty revenue related to third party sales.

Accounting for Income Taxes

     Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits, which are not expected to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that such tax rate changes are enacted.

Stock-Based Compensation

     On January 1, 1996, the Company adopted Statement of Financial Accounting Standards ("FAS") No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), which permits companies to continue to apply the provisions of Accounting Principles Board APB No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations, in accounting for its employee share option plans. The Company continues to apply APB No. 25. Under the Company's employee share option plans, share options are granted at an exercise price that equals the current fair market value at the date of grant. Under APB 25, no compensation expense is recorded for employee share options issued at current fair market value. Under FAS 123, the Company is required to provide pro forma net earnings
(loss) and pro forma earnings (loss) per share footnote disclosures for employee stock option grants as if the fair-value based method defined in FAS 123 had been applied. Stock-based awards issued to non-employees are accounted for under the fair-value based method defined in FAS 123.

Comprehensive Income

      On January 1, 1998, the Company adopted FAS No. 130 "Reporting Comprehensive Income" ("FAS 130"). Under FAS 130, the Company is required to display comprehensive income (loss) and its components as part of the Company's full set of financial statements. Comprehensive income (loss) is comprised of net income (loss) and net unrealized gains (losses) on securities and is presented in the consolidated statements of changes in stockholders' equity. The Statement requires only additional disclosures in the consolidated financial statements; it does not affect the Company's financial position or results of operations. Prior year financial statements have been reclassified to conform with the requirements of FAS 130.

Earnings (Loss) per Share

     Basic EPS is computed by dividing earnings (loss) available to common stockholders by the weighted-average number of common shares outstanding for the period. The computation of Diluted EPS is similar to Basic EPS except that the weighted-average number of shares outstanding for the period is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Potential common shares are excluded if the effect on earnings (loss) per share is antidilutive.

Impairment of Long-Lived Assets

     The Company reviews its long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. Such asset is deemed impaired and written down to its fair value if expected future net cash flows are less than its carrying amount.

Interest Rate Swap Agreements

     As a hedge against fluctuations in interest rates, the Company has entered into interest rate swap agreements to exchange a portion of its variable rate interest payment obligations for fixed rates. The Company does not speculate on the future direction of interest rates nor does the Company use these derivative financial instruments for trading purposes. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense related to the financial obligation.

Fair Value of Financial Instruments

     The fair value of financial instruments is determined by reference to various market data and other valuation techniques, as appropriate. The fair values of financial instruments approximate their recorded value.

Concentration of Credit Risk

     The Company invests excess cash in accordance with a policy objective that seeks to preserve both liquidity and safety of principal. The policy limits investments to certain instruments issued by institutions with strong investment grade credit ratings at the time of purchase and places restrictions on their terms and concentrations by type and issuer.

Uncertainties

    The Company is subject to certain risks common to companies within the biotechnology industry. These include, but are not limited to, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, estimation by the Company of the size and characteristics of the market for the Company's product(s), acceptance of the Company's product(s), health care containment initiatives, product liability, and compliance with government regulations and agencies, including the U.S. Food and Drug Administration.

Use of Estimates

     The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant Customer and Product

      The Company sells only one product, GLIADEL, a novel treatment for recurrent malignant gliablastoma multiforme, the most fatal form of brain cancer. The Company markets, sells and distributes its product through one of its partners Rhone-Poulenc Rorer Pharmaceuticals Inc ("RPR") (see note 14). Substantially all sales were with RPR for the years ended December 31, 1998 and 1997. GLIADEL was launched in February of 1997; accordingly, there were no sales in 1996. The Company expects that future sales will also be derived largely from the same customer and will be relying upon that customer's ability to obtain regulatory clearance where necessary and then market, sell and distribute the product.

Reclassifications

     Certain prior year amounts have been reclassified to conform with the current year presentation.

New Accounting Standard

        In June 1998, the Financial Accounting Standards Board issued FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," ("FAS 133"), effective beginning in the first quarter of 2000. FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires companies to recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting under FAS 133. Based on the requirements of FAS 133, there may be changes to the balance sheet and reported assets and liabilities. The Company is currently evaluating the impact of FAS 133 on its consolidated financial position and results of operations.

(3) INVESTMENTS

     Investments in marketable securities as of December 31, 1998 and 1997 are as follows:

                                                                           Gross                     Gross
                                                                         Unrealized                Unrealized
                                                                          Holding                   Holding             Fair
                           1998                      Cost                  Gains                     Losses            Value
                           ----                      ----                  -----                     ------            -----
                                                                                 (in thousands)
         Available-for-sale:
            U.S. Treasury Securities                $ 89,399                 $689                  $      -         $ 90,088
            Corporate Debt Securities                 15,900                   36                         -           15,936
            Other Debt Securities                     11,073                  151                         -           11,224
                                                    --------                  ---                 ---------         --------
                                                    $116,372                 $876                  $      -         $117,248
                                                    --------                 ----                 ---------         --------

         Held-to-maturity:
            U.S. Treasury Securities                  $2,023                 $ 16                  $      -          $ 2,039
            Corporate Debt Securities                    510                    -                       (1)              509
                                                         ---                -----                       ---         --------
                                                   $   2,533                 $ 16                 $     (1)          $ 2,548
                                                   ---------                 ----                ----------         --------
                                                    $118,905                 $892                 $     (1)         $119,796
                                                    ========                 ====                ==========         ========



                           1997
                           ----
         Available-for-sale:
            U.S. Treasury Securities                $ 97,499                $ 458                   $  (89)         $ 97,868
            Corporate Debt Securities                  6,990                   13                       (5)            6,998
            Other Debt Securities                      6,292                   49                         -            6,341
                                                    --------               ------                   -------        ---------
                                                    $110,781                $ 520                   $  (94)        $ 111,207
                                                    --------                -----                   -------        ---------
         Held-to-maturity:
            U.S. Treasury Securities                $ 20,162                 $ 24                  $    (4)         $ 20,182
            Corporate Debt Securities                  3,870                    7                       (4)            3,873
                                                    --------               ------               -----------        ---------
                                                    $ 24,032                 $ 31                  $    (8)         $ 24,055
                                                    --------                 ----                  --------        ---------
                                                   $ 134,813                $ 551                   $ (102)         $135,262
                                                   =========                =====                   =======        =========


     At December 31, 1998 and 1997, investments of $16.5 million and $12.1 million, respectively, are classified as "Investments - restricted" in the accompanying consolidated balance sheets (see notes 7 and 8).


     Maturities of debt securities classified as available-for-sale and held-to-maturity were as follows at December 31, 1998.

                                              December 31, 1998
                                              -----------------
                                            Amortized          Fair
                                               Cost           Value
                                               ----           -----
                                               (in thousands)

         Available-for-sale
            Due in 1 year or less             $23,869         $23,962
            Due in 1- 5 years                  86,555          87,320
            Greater than 5 years                5,948           5,966
                                             --------        --------
                                             $116,372        $117,248
                                             --------        --------

         Held-to-maturity
            Due in 1 year or less            $  2,023       $   2,033
            Due in 1-5 years                      510             515
                                             --------       ---------
                                             $  2,533       $   2,548
                                             --------       ---------
                                             $118,905        $119,796
                                             ========       =========



(4) INTEREST RATE SWAP AGREEMENTS

     During 1998, the Company entered into interest rate swap agreements to reduce the impact of changes in interest rates on certain financial lease obligations (see note 8). The interest rate swap agreements are with First Union National Bank ("First Union"), having a total notional principal amount of $20 million at December 31, 1998. In January 1999, the Company entered into additional interest rate swap agreements having a total notional principal amount of $10 million on its long-term debt (see note 7). As a result of these interest rate swap agreements, the Company has effectively fixed the interest rates on its long-term debt and certain financial lease obligations to an annual rate of approximately 6%. The interest rate swap agreements have the same maturity as its long-term debt and certain financial lease obligations. First Union has the right to terminate these agreements on the fifth year anniversary date of each such agreement. The fair value of the Company's interest rate swap agreements approximate carrying value at December 31, 1998. The Company is not directly exposed to credit risk. In the event of non-performance by First Union, which is unlikely, the Company could be exposed to market risk related to interest rates.

(5) INVENTORIES

     Inventories consist of the following:


                                                         December 31,
                                                   ----------------------
                                                     1998          1997
                                                   --------      --------

                                                          (in thousands)

                     Raw materials                   $   283       $   386
                     Work in process                     371           497
                     Finished goods                      637           459
                                                     -------       -------
                                                     $ 1,291       $ 1,342
                                                     =======       =======


     Inventories are net of applicable reserves and allowances. Inventories include products and materials that may be either available for sale and/or production or utilized internally in the Company's development activities. Inventories identified for development activities are expensed in the period in which such inventories are designated for such use.

(6) PROPERTY AND EQUIPMENT

    Property and equipment consist of the following:

                                                                                    December 31,
                                                                              -----------------------
                                                                               1998             1997
                                                                              ------           ------
                                                                                    (in thousands)

            Laboratory equipment                                             $ 4,055            $  4,779
            Manufacturing equipment                                            2,544               2,299
            Computer and office equipment                                      4,106               3,825
            Leasehold improvements                                            15,838               7,773
            Construction in process                                               -                2,925
                                                                             -------            --------
                                                                             $26,543            $ 21,601
            Less accumulated depreciation and amortization                    (7,753)             (4,448)
                                                                             -------            --------
                                                                             $18,790            $ 17,153
                                                                             =======            ========

(7)   INDEBTEDNESS

      Long-term debt at December 31, 1998 and 1997 consists of the following:

                                                                                                December 31,
                                                                                         -----------------------
                                                                                           1998           1997
                                                                                         --------       --------
                                                                                              (in thousands)

         Borrowings under bond financing arrangement, payable in monthly installments of $78,431, plus interest at LIBOR + .75% (6.287% at
         December 31,1998), final payment due December 2004                             $ 5,647          $ 6,588

         Borrowings under term loan, payable in monthly installments of
         $101,515, plus interest at LIBOR + .625% (6.172% at December 31, 1998),
         final payment due April 2003                                                     5,278            6,497
                                                                                        -------          -------

         Total long-term debt                                                           $10,925          $13,085

         Less current potion of long-term debt                                           (2,159)          (2,159)
                                                                                        -------          -------

         Long-term debt, net of current portion                                         $ 8,766          $10,926
                                                                                        =======          =======

          See note 4 - Interest Rate Swap Agreements

Bond Financing Arrangement

    In 1994, the Company entered into a $8 million bond financing arrangement with a commercial bank. The bond was issued by the Maryland Economic Development Corporation and 50% of the outstanding borrowings were guaranteed by the Maryland Industrial Development Financing Authority ("MIDFA"). Effective June 1998, MIDFA increased its guarantee from 50% to 81.73% of the outstanding borrowings.

Term Loan Agreement

    In 1996, the Company entered into a term loan agreement, as amended, with a commercial bank for up to $6.7 million. During 1997, the Company borrowed $1.8 million, the remaining available principal amount under the term loan agreement.

     The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 1998 are approximately: 1999, $2.2 million; 2000, $2.2 million; 2001, $2.2 million; 2002, $2.2 million; and 2003, $1.3 million.

Restrictive Covenants

     The aforementioned debt agreements contain certain restrictions which require the Company to meet certain financial covenants. Under the bond financing arrangement, the Company maintained $0.9 million at December 31, 1998 as cash collateral (approximately 18.27% of the outstanding principal balance). In accordance with the term loan agreement, the Company maintained $5.3 million at December 31, 1998 (equal to 100% of the outstanding principal balance). The total cash collateral is included in the accompanying consolidated balance sheets as "Investments-restricted". Other covenants preclude the Company from declaring any cash dividends on its common stock without prior written consent.

Revolving Line of Credit

    In 1998, the Company entered into a revolving line of credit agreement with a commercial bank for $5 million. Borrowings under the line of credit, if any, require interest at LIBOR plus .55% and are payable on demand. Under the terms of the agreement, the Company is required to maintain cash, cash equivalents and investments in the aggregate equal to $40 million. There were no amounts outstanding under the line of credit at December 31, 1998.

(8) LEASES

    In February 1998, the Company entered into a Real Estate Development Agreement and an operating lease agreement in connection with the construction of a new research and development facility. The facility, which is expected to be approximately 73,000 square feet, will be adjacent to the Company's corporate headquarters in Baltimore, Maryland. Construction costs are estimated not to exceed $20 million in the aggregate. The lease term is for a maximum of 84 months, which includes a construction period of up to 24 months. The Company will not make rental payments during the construction period and will have the option to purchase the facility at the end of the lease term in February 2005. The Company anticipates that the annual lease payments will not exceed $1.5 million. In the event the Company chooses not to exercise its purchase option, the Company is obligated to arrange for the sale of the facility and is required to pay the lessor any difference between the net sales proceeds and the lessor's net investment in the facility. If the sales proceeds are less than the lessor's net investment in the Facility, the Company has to pay an amount equal to the difference between 83% of the lessor's net investment in the facility and the shortfall. During the construction period, the Company must maintain cash collateral equal to 100% of the cost of construction not to exceed $20 million. Upon completion of construction, the Company may reduce the amount of aggregate cash collateral by approximately $5.1 million. As of December 31, 1998, the Company had established cash collateral of approximately $8.1 million related to this transaction. The cash collateral is included in the accompanying consolidated balance sheets as "Investments-restricted". In addition the Company is subject to certain financial covenants the most restrictive of which requires that the Company maintain unrestricted cash, cash equivalents and investments in the aggregate equal to $40 million.

The Company has several non-cancelable operating leases for equipment and buildings. In March 1998, the Company entered into certain Master Lease Agreements to provide up to $10.8 million for computer and equipment financing. The Company's ability to draw on these Master Lease Agreements expires on December 31, 1999. The term of each operating lease may range from 24 to 48 months based upon the type of equipment being financed. As of December 31, 1998, the Company had leased approximately $4.1 million in computer and other equipment under these agreements.

    The Company's future minimum lease payments under these non-cancelable operating leases for years subsequent to December 31, 1998 are as follows:

                                                         Amount
                           Year                      (in thousands)
                        ----------                   --------------
                           1999                        $ 3,943
                           2000                          3,658
                           2001                          2,870
                           2002                          2,221
                           2003 and thereafter           6,240
                                                        -------
                                                        $18,932
                                                        -------


    Rent expense for operating leases was approximately $2.7 million, $ 1.5 million and $0.7 million in 1998, 1997 and 1996, respectively.

(9)   INCOME TAXES

     As of December 31, 1998, the Company had net operating loss ("NOL") carryforwards available for federal income tax purposes of approximately $51 million, which expire at various dates between 2010 and 2018. NOL carryforwards are subject to ownership change limitations and may also be subject to various other limitations on the amounts to be utilized. As of December 31, 1998, the Company had tax credit carryforwards of approximately $1 million expiring between 2010 and 2015.

     Actual income tax expense differs from the expected income tax expense computed at the effective federal rate as follows:


                                                                                 1998               1997             1996
                                                                              ---------          ----------       -------
                                                                                               (in thousands)

         Computed "expected" tax expense (benefit) at statutory rate          $(10,097)          $(3,889)          $1,725
         State income tax, net of federal expense                               (1,965)             (515)             230
         Research collaboration revenue                                              -                 -              557
         Compensatory stock awards                                                   -              (373)               -
         Change in valuation allowance                                          12,608             4,734           (2,552)
         Other, net                                                               (546)               43               40
                                                                              ---------          -------       ----------
                                                                              $      -           $     -       $       -
                                                                              =========          =======       ==========


     Realization of net deferred tax assets related to the Company's NOL carryforwards and other items is dependent on future earnings, which are uncertain. Accordingly, a valuation allowance has been established equal to net deferred tax assets which are not likely to be realized in the future, resulting in net deferred tax assets of approximately $138,000 at December 31, 1998 and 1997. The change in the valuation allowance was an increase of approximately $12.6 million in 1998 and an increase of approximately $6.6 million in 1997.

     Significant components of the Company's deferred tax assets and liabilities as of December 31, 1998 and 1997 are shown below.

                                                                             December 31,
                                                                         -----------------------
                                                                          1998             1997
                                                                         ------           ------
                                                                             (in thousands)

         Deferred tax assets:
           Net operating loss carryforwards                                $20,771         $ 8,869
           Research and experimentation credits                                960           1,710
           Compensatory stock grants                                         1,599           1,228
           Alternative minimum tax credit carryforwards                        138             138
           Accrued expenses                                                  1,502             403
           Contribution carryover and capitalized start-up costs                88              51
                                                                         ---------     -----------
                                                                           $25,058         $12,399
             Deferred tax liabilities:
           Prepaid expenses and depreciation                                  (266)           (215)
                                                                           -------          ------
           Net deferred tax assets                                          24,792          12,184
           Valuation allowance                                             (24,654)        (12,046)
                                                                           -------         -------
           Net deferred tax assets reported                               $    138        $    138
                                                                          ========        ========

(10) CAPITAL TRANSACTIONS

         In September 1998, the Company announced that a Committee of the Company's Board of Directors had authorized a common stock repurchase program of up to 1,000,000 shares of the Company's common stock in the aggregate. The Company plans to purchase its common stock in the open market or in block transactions from time to time as it deems appropriate. As of December 31, 1998, the Company has repurchased 39,600 shares of its common stock under this repurchase program at an aggregate cost of approximately $475,000.

     On October 1, 1997, the Company sold 640,095 shares of common stock to Amgen Inc. ("Amgen") for $15 million (see note 14). In addition, the Company issued for $5 million a five-year warrant to purchase up to 700,000 shares of the Company's common stock at an exercise price of $35.15 per share.

     In April 1997, the Company completed a follow-on public equity offering of approximately 3.7 million shares of its common stock providing net proceeds of approximately $71 million to the Company.

     In March 1997, The Abell Foundation, Inc. exercised its put option to receive the 750,000 shares of the Company's common stock in exchange for its 80% interest in Gell Pharmaceuticals Inc. After such date, Gell became a wholly owned subsidiary of the Company and is included in the accompanying consolidated financial statements.

     On October 15, 1996, the Board of Directors declared a three-for-two stock split. Equity transactions (including number of shares) prior to that date have been adjusted to reflect the stock split. In June 1996, the Company entered into a stock purchase agreement with Rhone-Poulenc Rorer Pharmaceuticals Inc. and its parent corporation (collectively "RPR") (see note 14) whereby, RPR purchased 281,531 shares of the Company's common stock for $7.5 million. In March 1996, the Company completed a follow-on public equity offering of approximately 3.5 million shares of its common stock, providing net proceeds of approximately $43 million to the Company.

     The Company is authorized to issue up to 4,700,000 shares of preferred stock in one or more different series with terms fixed by the Board of Directors. Stockholder approval is not required to issue this preferred stock. There are no shares of this preferred stock outstanding at December 31, 1998.

(11) STOCKHOLDER RIGHTS PLAN

     In September 1995, the Board of Directors adopted a Stockholder Rights Plan in which preferred stock purchase rights ("Rights") were granted at the rate of one Right for each share of common stock. All Rights expire on October 10, 2005. At December 31, 1998, the Rights were neither exercisable nor traded separately from the Company's common stock, and become exercisable only if a person or group becomes the beneficial owner of 20% or more of the Company's common stock or announces a tender or exchange offer which would result in its ownership of 20% or more of the Company's common stock. Each holder of a Right, other than the acquiring person, would be entitled to purchase $120 worth of common stock of the Company for each Right at the exercise price of $60 per Right, which would effectively enable such Rights holders to purchase common stock at one-half of the then current price.

     If the Company is acquired in a merger, or 50% or more of the Company's assets are sold in one or more related transactions, each Right would entitle the holder thereof to purchase $120 worth of common stock of the acquiring company at the exercise price of $60 per Right. At any time after a person or group of persons becomes the beneficial owner of 20% or more of the common stock, the Board of Directors, on behalf of all stockholders, may exchange one share of common stock for each Right, other than Rights held by the acquiring person.

(12) SHARE OPTION AND RESTRICTED SHARE PLANS

Employee Share Option and Restricted Share Plans

     The Company adopted Employee Share Option and Restricted Share Plans (the "Plans") in 1998 and 1993. The Plans were established to provide eligible individuals with an opportunity to acquire or increase an equity interest in the Company and to encourage such individuals to continue in the employment of the Company. Under both plans, share options are granted at the fair market value of the stock on the day immediately preceding the date of grant or date of initial employment, if later. Share options are exercisable for a period not to exceed ten years from the date of grant. In general, share options vest over four years.

     Shares awarded under the restricted share provisions of the Plans are valued at the fair market value of the stock on the day immediately preceding the date of award (date of grant, if later) and require a vesting period determined by the Board of Directors. Should an individual leave the employment of the Company for any reason (other than by reason of death or permanent disability), the award recipient would forfeit their ownership rights for all share options and restricted shares not otherwise fully vested.

     At December 31, 1998, the maximum share options issuable under the Plans are 4,035,000, of which up to 350,000 shares may be issued under the restricted share provisions. At December 31, 1998, there were 1,898,239 share options available for grant under the Plans.

The Directors' Plan

     The Director's Stock Option Plan (the "Directors' Plan") was established to provide non-employee directors an opportunity to acquire or increase an equity interest in the Company. Under the Directors' Plan, 300,000 shares of common stock are reserved for issuance at an exercise price not less than fair value of the Company's common stock on the day immediately preceding the date of grant. Such share options vest 50% at the end of year one and 100% at the end of year two. Under the Directors' Plan, 52,500, 22,500, and 37,500 share options were granted during 1998, 1997 and 1996, respectively. As of December 31, 1998, 172,500 share options were outstanding under the Directors' Plan, of which 108,750 are exercisable as of December 31, 1998. At December 31, 1998, there were 127,500 share options available for grant under the Directors' Plan. In 1996, the Company granted 120,000 options outside of the Directors' Plan to two directors with an exercise price of $13.54 (market value at date of grant). These share options fully vested in 1998.

Consultants

     In 1996, the Company granted share options to each of two consultants to purchase up to 225,000 shares of the Company's common stock, valid for 10 years from issuance, with varying exercise prices. Vesting periods are based on either the passage of time or based upon the achievement of certain milestones, which, if ever achieved, would result in accelerated vesting. Of the aforementioned share options for each consultant, 150,600 were exercisable as of December 31, 1998. The Company recognized $439,000, $985,000 and $1.2 million in non-cash compensation expense in accordance with FAS 123 relating to the value of such share options (as established using the Black Scholes pricing model) for the years ended December 31, 1998, 1997 and 1996, respectively, and it expects to charge varying amounts (up to an additional $750,000 in the aggregate) of non-cash compensation expense to operations through 2001 relating to such agreements.

     Additional information with respect to the Company's share option plan(s) activity is summarized as follows:


                                                                                                    Weighted -
                                                                                 Share               Average
                                                                                Options           Exercise Price
                                                                             --------------       --------------
                               Balance, January 1, 1996                           782,037           $    4.47
                               Granted                                          1,786,740               15.05
                               Exercised                                          (58,363)               3.02
                               Canceled                                           ( 6,658)              10.82
                                                                                ---------            --------
                               Balance, December 31, 1996                       2,503,756               12.04
                               Granted                                            337,600               25.20
                               Exercised                                         (262,925)               6.58
                               Canceled                                          (156,942)              13.35
                                                                                ---------            --------
                               Balance, December 31, 1997                       2,421,489               14.38
                               Granted                                            867,403               19.31
                               Exercised                                         (178,678)               5.91
                               Canceled                                          (137,984)              17.63
                                                                                ---------             -------
                               Balance, December 31, 1998                       2,972,230           $   16.18
                                                                                =========           =========



    Share options outstanding and exercisable by price range are as follows:


                              Options Outstanding                                                       Options Exercisable
        ------------------------------------------------------------------------            ----------------------------------------
                                  Outstanding      Weighted Average          Weighted           Exercisable             Weighted-
           Range of                  as of              Remaining             Average              as of                 Average
         Excercise Prices        Dec. 31, 1998      Contractual Life      Exercise Price       Dec. 31, 1998          Exercise Price
        -----------------     ------------------  --------------------- ------------------  ------------------        --------------

         $ 0.00 - $10.00              455,095              6.6                $ 5.46                378,980                $ 5.58
         $10.01 - $20.00            2,120,859              8.0                $16.91                653,162                $15.58
         $20.01 - $30.00              388,776              6.2                $24.46                 86,627                $24.53
         $30.01 - $40.00                7,500              8.7                $30.63                  7,500                $30.63
                              ---------------            -----                ------         --------------                ------

                                    2,972,230              7.6                $16.18              1,126,269                $13.00
                              ===============            =====                ======         ==============                ======

Pro Forma Option Information

     The per share weighted-average fair value of all share options granted during 1998, 1997 and 1996 was $10.00, $10.00 and $7.21, respectively, on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions.

                                                              1998                  1997                1996
                                                            ---------             --------            --------
              Expected dividend yield                          0%                    0%                  0%
              Risk-free interest rate                          4.7%                  6.2%                6.1%
              Volatility                                      62.5%                 40.0%               50.0%
              Expected life in years                           4                     4                   4


The per share weighted-average fair value of share options granted during 1996 to consultants was $6.12 using similar assumptions.

     The Company applies APB 25 in accounting for share options granted to employees and, accordingly, no compensation expense has been recognized related to such share options to the extent that such share options were granted at an exercise price that equaled the fair market value at the grant date. Had the Company determined compensation cost based on the fair value at the grant date for its share options under FAS 123, (using the Black-Scholes pricing model), the Company's net income (loss) would have been reduced (increased) to the pro forma amounts indicated below:

                                                                                 1998              1997             1996
                                                                            -------------     --------------   ---------
                                                                                             in thousands,
                                                                                        (except per share data)

                  Net earnings (loss)                     As reported        ($29,698)         ($11,437)        $5,073
                                                          Pro forma          ($32,827)         ($12,532)        $4,373

                  Basic earnings (loss) per share         As reported         ($1.52)          ($0.65)           $.39
                                                          Pro forma           ($1.69)          ($0.71)           $.34

                  Diluted earnings (loss) per share       As reported         ($1.52)           ($.65)           $.35
                                                          Pro forma           ($1.69)          ($0.71)           $.30


(13) 401(k) PROFIT SHARING PLAN

     The Company has a 401(k) Profit Sharing Plan (the "401(k) Plan") available to all employees meeting certain eligibility criteria which permits participants to contribute up to certain limits as established by the Internal Revenue Code. The Company may make "matching contributions" equal to a percentage of a participant's contribution or may contribute a discretionary amount to the 401(k) Plan.

     Effective January 1997, the Company elected to make "matching contributions" in the Company's common stock equal to 50% of the first 6% of an employee's salary contributed to such employees 401(k) Plan account. Such amounts vest 25% per year based on a participant's years of service with the Company. The Company has made "matching contributions" of approximately $308,000 and $241,000 for the years ended December 31, 1998 and 1997, respectively.

(14) SIGNIFICANT CONTRACTS AND LICENSING AGREEMENTS

Agreements with Amgen Inc.

     In August 1997, the Company entered into an agreement with Amgen (the "Agreement") relating to the research, development and commercialization of the Company's FKBP neuroimmunophilin ligand technology ("FKBP Neuroimmunophilin Technology") for all human therapeutic and diagnostic applications. Pursuant to the terms of the Agreement, the Company received an aggregate of $35 million, consisting of a one-time non-refundable payment of $15 million upon the signing of the Agreement and $20 million for 640,095 shares of the Company's common stock and five-year warrants to purchase up to an additional 700,000 shares of the Company's common stock at an exercise price of $35.15 per share. In connection with the sale of these securities, the Company granted Amgen certain demand and "piggyback" registration rights under applicable securities laws.

     Under the terms of the Agreement, Amgen agreed to provide the Company up to $13.5 million over three years in the aggregate to support research activities relating to the FKBP Neuroimmunophilin Technology, with an option to fund a fourth year of research. The Company has recognized approximately $4.5 million and $1.1 million in research support the for the years ended December 31, 1998 and 1997, respectively.

     Additionally, the Agreement provides for certain milestone payments to the Company, in up to ten different specified clinical indications, in the event Amgen achieves certain development milestones. In addition, the Company will receive royalties on product sales, if any, related to the FKBP
Neuroimmunophilin Technology.

Agreements with Rhone-Poulenc Rorer Pharmaceuticals Inc.

     In June 1996, the Company entered into a Marketing, Sales and Distribution Rights Agreement (together with related agreements, the "RPR Agreements") with RPR. Under the RPR Agreements, RPR has worldwide marketing rights (excluding Scandinavia and Japan) for GLIADEL. The Company received $15 million upon the signing of these agreements ($7.5 million as an equity investment and $7.5 million as a non-refundable rights payment). On September 23, 1996, the Company obtained clearance from the FDA for GLIADEL for recurrent glioblastoma multiforme where surgical tumor removal is indicated and, accordingly, received a $20 million non-refundable milestone payment from RPR. RPR is obligated to make up to $35 million (as amended in September 1998) in additional milestone payments, including $7.5 million in the form of an equity investment, only if the Company achieves certain domestic and international regulatory approvals. In addition, RPR may also fund up to $17 million for the development of a higher-dose GLIADEL product and to fund certain additional clinical studies, if any, related to GLIADEL. The Company manufactures and supplies GLIADEL to RPR and receives a transfer price and royalties based on sales.

     Under the RPR Agreements, the Company has the right to borrow up to an aggregate of $7.5 million under certain conditions, including $4 million which became available January 2, 1997, and the remainder no earlier than 12 nor later than 18 months following funding of the initial $4 million. The loan proceeds are available to provide for expansion of the Company's existing facility supporting the production of GLIADEL and the construction of a second facility for the scale-up, production of GLIADEL and other polymer systems. Any principal amounts borrowed under this loan agreement are due five years from the date borrowed and will carry an interest rate equal to the lowest rate paid by RPR on its most senior indebtedness. Both the principal and interest due under this agreement may, at the Company's election, be repaid by offsetting certain amounts due to the Company under the RPR Agreements. The Company has not drawn down any of the available funds under the RPR Agreements.

      In September 1998, the Company and RPR amended its RPR Agreements. Under the original Marketing, Sales and Distribution Rights agreement, the Company was to conduct and pay for an U.S. Phase III clinical trial for a first surgery indication for GLIADEL. Independently, RPR was already conducting and paying for an international Phase III clinical trial to support the first surgery indication for GLIADEL which included clinical sites in the United States. One of the principal amendments to the agreement now provides for the companies to share the costs (subject to an aggregate cap of $3 million for the Company) of this single, multinational Phase III clinical trial. A second principal amendment provides for an equal splitting of the previously determined international regulatory milestones (previously $40 million, amended to $35 million) between first and recurrent surgery for market clearances of GLIADEL in France, Germany, Italy, Spain, U.K. and Australia. Under the amended agreement, the Company is entitled to receive up to $11 million upon receipt of marketing clearance with a claim for use in recurrent surgery and an additional $16.5 million (of which $7.5 million would be as an equity investment), payable upon receipt of marketing clearance for use in first surgery. Other amendments include a scale back of RPR's right of first offer, from six months on all new polymer oncology products, to 90 days only on products being developed directly by Guilford specifically for brain cancer; elimination of RPR's right to a seat on Guilford's Board of Directors at the time RPR subscribes to $7.5 million in the Company's common stock upon any market clearance in the U.S. of GLIADEL for first surgery; a clarification of the allocation of certain costs; and an acknowledgment that rights to GLIADEL in Japan have reverted back to the Company thereby reducing the original milestone payments from a total of $40 million to $35 million.

Other significant contracts and agreements

    The Company has entered into licensing, technology transfer and development agreements with The Johns Hopkins University under which it is required to make certain payments for patent maintenance costs, processing fees, license payments and development payments aggregating approximately $288,000 through 2002. The Company has also agreed to spend $500,000 per year through 2014 with respect to internal research and development activities to develop such technologies and may be required to make certain payments, as defined, to The Johns Hopkins University should agreed-upon milestones be attained. In addition, the Company will be required to pay a royalty on future net sales of all licensed products, if any, as well as a percentage (as defined) of payments received by the Company from sublicensees, if any.

    The Company has also entered into various other licensing, research and development agreements which commit the Company to fund certain mutually agreed-upon research and development projects, either on a best efforts basis or upon attainment of certain performance milestones, as defined, or both, for various periods unless canceled by the respective parties. Such future amounts to be paid are approximately $778,000 through 2001. In addition, the Company will be required to pay a royalty on future net sales of all licensed products, if any, as well as a percentage of all payments received by the Company from sublicensees, if any.

(15) RELATED PARTY TRANSACTIONS

     Scios Inc., a significant stockholder, has billed the Company for facility rents related to the Company's research and development activities aggregating $883,000, $341,000 and $295,000 in 1998, 1997 and 1996, respectively.

(16) EARNINGS (LOSS) PER SHARE

The following table presents the computations of basic and diluted EPS:

                                                                       1998             1997              1996
                                                                       ----             ----              ----
                                                                         (in thousands, except share data)

Net income (loss) applicable to
common stockholders                                                 $ (29,698)        $ (11,437)          $5,073
                                                                    ==========        ==========       =========

Weighted-average shares outstanding                                    19,479            17,570           13,001
Employee stock options                                                    -                   -              751
Warrants and put options                                                 -                   -               882
                                                                     ---------        ----------    ------------
Dilutive potential common shares                                         -                    -            1,633
                                                                     ---------        ----------    ------------
Total weighted-average diluted shares (1)                               19,479            17,570          14,634
                                                                     =========        ==========   =============

Basic EPS                                                          $    (1.52)          $  (.65)      $      .39
                                                                   ===========          ========      ==========
Diluted EPS                                                        $    (1.52)          $  (.65)      $      .35
                                                                   ===========          ========      ==========


(1) At December 31, 1998 and 1997, there were 652,355 and 1,293,317 instruments, respectively, that were considered antidilutive and accordingly excluded in the above calculation.

(17) LEGAL MATTERS

    The Company from time to time is involved in routine legal matters incidental to its normal operations. In management's opinion, the resolution of such matters will not have a material adverse effect on the Company's consolidated financial condition, results of operations or liquidity.

                       STOCK DESCRIPTION AND FORM 10-K

Our common stock is listed on the Nasdaq(R) Stock Market under the symbol "GLFD." As of March 16, 1999, we had approximately 192 holders of record of our common stock and in excess of 400 beneficial holders. We have never declared or paid any cash dividends and do not intend to do so for the foreseeable future. The following table sets forth the range of high and low sale prices for our common stock as reported on the Nasdaq(R) Stock Market for the periods indicated below.

                                       High      Low
                                       ----      ---

1996
First Quarter....................     $17.17      $10.17
Second Quarter...................      25.17       13.33
Third Quarter....................      20.50       11.00
Fourth Quarter...................      23.38       16.00


1997
First Quarter....................      30.25       20.50
Second Quarter...................      27.75       19.75
Third Quarter....................      31.63       20.50
Fourth Quarter...................      32.25       17.88


1998
First Quarter....................      24.88       17.50
Second Quarter...................      24.00       17.00
Third Quarter....................      18.25       11.63
Fourth Quarter...................      18.88       11.19


1999
First Quarter (through 3/16/99)..      15.13       10.00

Stockholders may obtain, at no charge, a copy of the Guilford Pharmaceuticals Inc. Form 10-K, filed with the Securities and Exchange Commission, by writing to:

Guilford Pharmaceuticals Inc.
c/o Investor Relations
6611 Tributary Street
Baltimore, Maryland 21224
Attention: Angela Rubin
(410) 631-6449