Form 10-K, Exhibit 13
period 1999-12-31
GUILFORD PHARMACEUTICALS INC
filed 2000-03-30
CIK 918066

                                                                   Exhibit 13.01



                            SELECTED FINANCIAL DATA

     The following selected consolidated financial data of our company for each of the years in the five-year period ended December 31, 1999 have been derived from our Consolidated Financial Statements, which have been audited by KPMG LLP, our independent auditors. Our Consolidated Financial Statements as of December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999, including the footnotes to these financial statements, are included elsewhere in this annual report, beginning on page 42. The information set forth below should be read in conjunction with our Consolidated Financial Statements and the related footnotes, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations," beginning on page 34 of this annual report.


                                                                           YEARS ENDED DECEMBER 31
                                                   -------------------------------------------------------------
                                                      1995         1996         1997         1998         1999
                                                    --------     --------    ---------    ---------    ---------
                                                                 (in thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
Total revenues                                       $   586     $28,020     $ 23,828     $ 12,483     $ 21,561
Costs and expenses:
     Cost of sales                                        --          --        2,585        2,036        2,308
     Research and development                          9,688      18,761       30,293       37,722       41,922
     General and administrative                        4,367       6,736        9,076       10,546       11,281
                                                    --------     -------     --------     --------     --------
             Total costs and expenses                 14,055      25,497       41,954       50,304       55,511
                                                    --------     -------     --------     --------     --------
Operating income (loss)                              (13,469)      2,523      (18,126)     (37,821)     (33,950)
Other income, net                                        832       2,550        6,689        8,123        7,082
                                                    --------     -------     --------     --------     --------
             Net income (loss)                      $(12,637)    $ 5,073     $(11,437)    $(29,698)    $(26,868)
                                                    ========     =======     ========     ========     ========

Basic earnings (loss) per common share(1)           $  (1.72)    $  0.39     $  (0.65)    $  (1.52)    $  (1.31)
Average common shares outstanding(1)                   7,354      13,001       17,570       19,479       20,475
Diluted earnings (loss) per common share(1)         $  (1.72)    $  0.35     $  (0.65)    $  (1.52)    $  (1.31)
Average common and dilutive
 equivalent shares outstanding(1)                      7,354      14,634       17,570       19,479       20,475

                                                                               DECEMBER 31
                                                   -------------------------------------------------------------
                                                      1995        1996         1997         1998         1999
                                                    -------      -------     --------     --------     --------
                                                                          (in thousands)
BALANCE SHEET DATA:
Cash, cash equivalents and investments(2)            $19,454     $77,439     $160,219     $128,261     $144,718
Total assets(2)                                       26,048      93,659      180,081      150,959      164,242
Long-term debt                                         4,696      10,905       10,926        8,766        7,152
Total stockholders' equity                            17,773      75,877      158,294      130,379      144,980

----------
(1) For information concerning the calculation of earnings (loss) per share, see Note 16, "Earnings (loss) per share," to the footnotes to our Consolidated Financial Statements on page 53.

(2) Includes restricted investments of $3.6 million, $10.1 million, $12.1 million, $16.5 million and $21.4 million at December 31, 1995, 1996, 1997, 1998 and 1999, respectively. See Notes 7 and 8, "Indebtedness" and "Leases," to the footnotes to our Consolidated Financial Statements on page 49.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATION

CAUTIONARY NOTE

     From time to time in this annual report we may make statements that reflect our current expectations regarding our future results of operations, economic performance, and financial condition, as well as other matters that may affect our business. In general, we try to identify these forward-looking statements by using words such as:

     -    "anticipate,"

     -    "believe,"

     -    "expect,"

     -    "estimate," and similar expressions.

     While these statements reflect our current plans and expectations, and we base the statements on information currently available to us, we cannot be sure that we will be able to implement these plans successfully. We may not realize our expectations in whole or in part in the future.

     The forward-looking statements contained in this annual report may cover, but are not necessarily limited to, the following topics:

     - our efforts in conjunction with Aventis S.A. (successor by merger between Rhone-Poulenc Rorer Pharmaceuticals Inc. and Hoechst AG in December 1999) ("Aventis") to obtain additional international regulatory clearances to market and sell GLIADEL(R) Wafer and to increase end-user sales of GLIADEL(R) Wafer;

     - our efforts in conjunction with Aventis to expand the labeled uses for GLIADEL(R) Wafer;

     - our efforts to develop polymer drug delivery product line extensions and new polymer drug delivery products;

     - conducting and completing research programs related to our FKBP neuroimmunophilin ligand technology partnered with Amgen Inc. ("Amgen"), as well as our NAALADase inhibition, PARP inhibition, polymer drug delivery and other technologies;

     - clinical development activities, including commencing and conducting clinical trials, related to our polymer-based drug delivery products and product candidates (including GLIADEL(R) Wafer and PACLIMER(TM) Microspheres) and our pharmaceutical product candidates (including lead compounds in our

          FKBP neuroimmunophilin ligand program and any future lead compounds in our NAALADase and PARP programs);

     - our efforts to scale-up product candidates from laboratory bench quantities to commercial quantities;

     - our efforts to secure adequate supply of the active pharmaceutical ingredients for the clinical development and commercialization of our polymer-based and other drug candidates;

     - our efforts to manufacture drug candidates for clinical development and eventual commercial supply;

     -    our strategic plans; and

     -    anticipated expenditures and the potential need for additional funds.

     All of these items involve significant risks and uncertainties.

     Any of the statements we make in this annual report that are forward-looking are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. We wish to caution you that our actual results may differ significantly from the results we discuss in the forward-looking statements.

     We discuss factors that could cause or contribute to such differences elsewhere in this annual report, as well as in our filings with the Securities and Exchange Commission ("SEC"). Our SEC filings include the section titled "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 1999. For convenience we refer to this document as the "1999 Form 10-K" in the discussion set forth below. In addition, any forward-looking statements we make in this document speak only as of the date of this document, and we do not intend to update any such forward-looking statements to reflect events or circumstances that occur after that date.

INTRODUCTION

     In the following sections of this Management's Discussion and Analysis of Financial Condition and Results of Operations ("Management's Discussion and Analysis"), we explain the general financial condition and the results of operations for Guilford and its subsidiaries, including:

     -    what factors affect our business;

     -    what our losses and costs were in 1999, 1998, and 1997;

     -    for 1999 and 1998, why losses and costs changed from the year before;

     -    where our revenues came from;

     -    how all of the foregoing affect our overall financial condition; and

     - what our expenditures for capital projects were in 1999, 1998 and 1997 and a description of our capital requirements.

     As you read this Management's Discussion and Analysis, you may find it helpful to refer to our Consolidated Financial Statements beginning on page 42 of this annual report. These Consolidated Financial Statements present the results of our operations for 1999, 1998, and 1997 as well as our financial position at December 31, 1999 and 1998. We analyze and explain the annual changes in the specific line items set forth in the section of our Consolidated Financial Statements titled "Consolidated Statements of Operations." Our analysis may be important to you in making decisions about your investment in Guilford.

     In 1998 the SEC adopted new rules requiring public companies like us to write certain documents in plain English. Even though the SEC does not require us to present our Management's Discussion and Analysis in plain English, we have decided voluntarily to apply these rules to the following discussion. Our goal is to describe and analyze our financial condition in language that may be easier for our stockholders to understand.

GENERAL

     Guilford is a biopharmaceutical company engaged in the development and commercialization of novel products in two principal areas:

     - targeted and controlled drug delivery products using proprietary biodegradable polymers for the treatment of cancer and other diseases or conditions, and

     - therapeutic and diagnostic products for neurological diseases and conditions.

     In February 1997, we commercially launched our first product, GLIADEL(R) Wafer, in the United States through Aventis. GLIADEL(R) Wafer is a proprietary polymer product for the treatment of certain types of brain cancer. This product dissolves over time and releases an anti-cancer drug known as "BCNU" (or carmustine) directly to the tumor site. Aventis is our exclusive worldwide marketing partner for GLIADEL(R) Wafer, except in Japan and Scandinavia. Orion Corporation Pharma (formerly Orion Corporation Farmos) is our marketing partner for GLIADEL(R) Wafer in Scandinavia.

     We have also licensed from others and internally developed on our own:

     - technologies that may be useful in preventing and treating certain neurological diseases and conditions, and

     - a new class of biodegradable polymers different from the type used in GLIADEL(R) Wafer, including PACLIMER(TM) Microspheres, which we are using for the targeted and controlled delivery of cancer chemotherapeutics.

     In addition, in 1999 we continued to increase our investment in research and development activities with respect to certain of these technologies.

     We anticipate that our revenues in 2000 will come primarily from the following sources:

     - sales of our manufactured products to our marketing partners, which currently consist of sales of GLIADEL(R) Wafer;

     - royalties from our marketing partners related to their sales of our products to third parties, such as Aventis' sales of GLIADEL(R) Wafer to hospitals; and/or

     - one-time rights, milestone, and other payments from corporate partners under our current collaborative agreements and new ones that we may enter into with others in the future.

     As we discuss in greater detail below, if we or our corporate collaborators, Aventis and Amgen, attain certain regulatory and/or development objectives, we are eligible to receive certain milestone and other payments from these companies. We view these potential payments as significant future revenue and/or capital raising opportunities. As we discuss in the 1999 Form 10-K, we cannot be sure that our corporate collaborators will achieve the designated milestones and that we will receive any or all of the milestone payments for which we are eligible under our existing or any future collaborations. We also cannot be sure that we will be able to enter into collaborations in the future with others for the research, development, and/or commercialization of our technologies.

     Since the commercial launch of GLIADEL(R) Wafer in the United States in February 1997 through December 31, 1999, we have recognized an aggregate of $20.6 million in product sales and royalties. Of this amount, $14.0 million represents revenues from sales of GLIADEL(R) Wafer to both Aventis and Orion Corporation Pharma. The additional $6.6 million are royalties paid to us from Aventis on its sales of GLIADEL(R) Wafer to third parties, such as hospitals.

     Under the terms of our agreements with Aventis, if Aventis is able to achieve certain specified regulatory objectives, then Aventis is obligated to pay us up to an additional $30.5 million in milestone payments and payments for the purchase of shares of our common stock. These regulatory objectives include obtaining additional approvals to market GLIADEL(R) Wafer in certain foreign countries and expanding the clinical uses of GLIADEL(R) Wafer. In July and August 1999, we received an aggregate of $4.5 million in non-refundable milestone payments from Aventis. These milestone payments were paid upon Aventis' receipt of specified regulatory approvals to market and sell GLIADEL(R) Wafer for the recurrent surgery indication in France and Germany.

     As we discuss below and in greater detail in the 1999 Form 10-K, a number of factors subject our future sales of GLIADEL(R) Wafer to significant risk and uncertainty. We cannot be sure that our sales of GLIADEL(R) Wafer to Aventis and Aventis' sales of GLIADEL(R) Wafer to third parties will increase over time or even continue at the current rate. The milestone payments and other amounts payable by Aventis are contingent upon:

     - making certain international regulatory filings and obtaining clearances to market GLIADEL(R) Wafer for the recurrent surgery indication pursuant to such filings;

     - obtaining authorization from the U.S. Food and Drug Administration ("FDA") and international health regulatory authorities to expand the description of the clinical uses for GLIADEL(R) Wafer that we can put on its label to include use of the product in first surgeries; and

     - obtaining permission to sell GLIADEL(R) Wafer in certain countries at prices that are acceptable to Aventis and us.

     We cannot control the timing and extent of governmental clearances. We also cannot be sure that we and Aventis will attain any of these regulatory objectives. Except for GLIADEL(R) Wafer, we do not expect to sell other products for at least the next several years if ever.

     In August 1997, we entered into a collaboration with Amgen to research, develop, and commercialize our FKBP neuroimmunophilin compound technology. Under our agreement with Amgen, Amgen paid us $35 million in 1997. Of this amount, Amgen paid $15 million in the form of a one-time, non-refundable rights fee upon signing the agreement. Amgen paid us the remaining $20 million for the purchase of 640,095 shares of our common stock and warrants to purchase up to an additional 700,000 shares of our common stock. These warrants are exercisable for five years and have an exercise price of $35.15 per share. We also granted to Amgen certain rights to register shares of our common stock with the SEC for sale in the public markets. In December 1999, we received a one-time, non-refundable $5.0 million milestone payment from Amgen when Amgen filed an Investigational New Drug application for its Phase I study.

     As part of this collaboration, Amgen agreed to fund up to a total of $13.5 million to support Guilford's research relating to the FKBP neuroimmunophilin ligand technology. This research funding began on October 1, 1997 and is payable quarterly over three years, with the last quarterly payment due July 1, 2000. As of December 31, 1999, we had recognized an aggregate of approximately $10.1 million in research support from Amgen under our collaboration arrangement. Amgen also has the option to fund a fourth year of research.

     Our agreement also requires that Amgen make milestone payments to us if Amgen achieves specified regulatory and product development milestones. If Amgen is able to meet all of these milestones for each of 10 different specified clinical indications (i.e., uses), then these payments could total up to $392 million in the aggregate. Amgen is also required to pay us royalties on its sales to third parties of any product(s) that result from our collaboration.

     As we discuss below and in greater detail in the 1999 Form 10-K, we cannot be sure that Amgen will be successful in its efforts to develop one or more FKBP neuroimmunophilin compounds into products that the FDA and international regulatory authorities will approve as safe and effective drugs for neurological or other uses. Consequently, we cannot be sure that we will earn any of the milestone payments related to these regulatory and product development activities.

     In addition to revenues related to net product sales and royalties from GLIADEL(R) Wafer, the only other significant revenues we recognized in 1999 consisted of:

     -    $5 million in a milestone payment from Amgen;

     -    $4.5 million in milestone payments from Aventis; and

     - $4.5 million relating to research support for the FKBP neuroimmunophilin ligand technology from Amgen.

     As we discuss below, whether Amgen will ever make milestone or royalty payments to us in the future is subject to significant risk and uncertainty. We cannot be sure that we will recognize any significant revenues from Amgen in the future.

     For the year ended December 31, 1999, we incurred a net loss of $26.9 million. Since inception through December 31, 1999, we had an accumulated deficit of $82.9 million. Our accumulated deficit is equal to the sum of our cumulative profits and losses since inception in July 1993.

     We do not expect 2000 to be profitable. We cannot be sure that we will ever achieve or sustain profitability in the future. Furthermore, our revenues and expenses have fluctuated significantly in the past because of the nature and timing of their sources. We expect fluctuations in our revenues and expenses to continue, and thus our operating results should also vary significantly from quarter-to-quarter and year-to-year. A variety of factors cause these fluctuations, including:

     - the timing and amount of sales of GLIADEL(R) Wafer to Aventis and Aventis' sales to end-customers;

     - the timing and realization of milestone and other payments from our corporate partners, including Aventis and Amgen;

     - the timing and amount of expenses relating to our research, development, and manufacturing activities; and

     - the extent and timing of costs related to our activities to obtain, extend, enforce and/or defend our patent and other rights to our intellectual property.

     We expect that expenses in all areas of our business will continue to increase. These areas include research and product development, pre-clinical testing, human clinical trials, regulatory affairs, operations, manufacturing, and general and administrative activities. In addition, we expect the number of employees working at our company to continue to increase. At December 31, 1999, we had 228 full-time employees, which compares to 218 and 198 at December 31, 1998 and 1997, respectively.

     Our ability to achieve consistent profitability in the future will depend on many factors, including:

     -    the level of future sales of GLIADEL(R) Wafer;

     - our ability, either alone or with others, to develop our product candidates successfully, including NIL-A with Amgen, PACLIMER(TM) Microspheres and any other product candidates or to acquire product candidates;

     - the extent of any human clinical trials and related costs necessary to develop our product candidates;

     - our ability, either alone or with others, to obtain required regulatory approvals to market our product candidates;

     - our ability and that of our corporate partners to manufacture products at reasonable cost;

     - our ability and that of our collaborators to market and distribute products successfully;

     - our ability to enter into acceptable collaborative arrangements for our technologies and license agreements for new technologies of others in the future; and

     - our ability to invent or acquire new technologies and/or in-license new technologies from others and to obtain, acquire, defend, and/or enforce patents on new and existing technologies.

     For a discussion of these and other risks, you should read the "Risk Factors" section, particularly those paragraphs specifically addressing the risks we note above.

     Future product sales of GLIADEL(R) Wafer are subject to certain risks and uncertainties. These risks include the following, among others:

     - Aventis is not obligated to purchase any minimum amounts of GLIADEL(R) Wafer from us, and so our revenues from the sale and distribution of GLIADEL(R) Wafer are entirely dependent on the level of Aventis' sales to end-users.

     - Aventis may not be successful in its efforts to market and sell GLIADEL(R) Wafer.

     - Neurosurgeons and their patients may not accept GLIADEL(R) Wafer for a number of reasons, including the fact that GLIADEL(R) Wafer represents a new and unfamiliar approach to the treatment of brain cancer and their assessment that benefits of this therapy do not outweigh its costs.

     - Aventis may not be successful in its attempts to obtain any additional regulatory and marketing approvals to market GLIADEL(R) Wafer and sell GLIADEL(R) Wafer at acceptable prices.

     - BCNU, the chemotherapeutic agent we use in GLIADEL(R) Wafer, is currently only available from two suppliers, and thus this material may not be available for GLIADEL(R) Wafer manufacture.

     - The Company's current manufacturing plant for GLIADEL(R) Wafer and a recently completed second manufacturing facility are both located in the same building at our headquarters in Baltimore, Maryland, and thus, are subject to the risk that natural disasters or other factors may adversely affect their operation and interrupt GLIADEL(R) Wafer manufacture.

     As we note in the section captioned "Risk Factors," there is no guarantee that we or Amgen will be able to successfully develop any FKBP neuroimmunophilin compounds or other product candidates into safe and effective drug(s) for neurological or other uses. Consequently, we may not earn additional milestone payments related to Amgen's development activities or revenues related to product sales. In particular, the research, development, and commercialization of early-stage technology, like the FKBP neuroimmunophilin ligand technology, are subject to significant risks and uncertainty. These risks involve those relating to, among other things:

     -    selection of appropriate lead compounds;

     - successful completion of pre-clinical and clinical development activities;

     - the need to obtain regulatory clearances in the United States and elsewhere to market and sell drug products;

     -    formulation of final product dosage forms;

     - scale-up from laboratory bench quantities to commercial quantities at a reasonable cost;

     -    successful manufacture of drug products at an acceptable cost;

     -    successful commercialization of such products at an acceptable price;
          and

     - the successful prosecution, enforcement, and defense of patent and other intellectual property rights.

     For a discussion of these and other risks, you should read the "Risk Factors" section, particularly those paragraphs specifically addressing the risks we note above.

RESULTS OF OPERATIONS

     In this section we discuss our 1999, 1998, and 1997 revenues, costs and expenses, and other income and expenses, as well as the factors affecting each of them.

REVENUES

     In 1999, 1998, and 1997 our revenues primarily came from the following sources:

     - net product sales of GLIADEL(R) Wafer to our marketing and distribution partners, Aventis (for the entire world, except Scandinavia and Japan) and Orion Corporation Pharma (for Scandinavia
          only);

     - royalty payments from Aventis on its sales of GLIADEL(R) Wafer to others, primarily hospitals;

     -    one-time rights or milestone payments from Aventis and Amgen;

     -    quarterly research funding from Amgen; and

     - amounts Aventis reimbursed to us for costs related to our efforts to develop a high-dose GLIADEL(R) Wafer product.

     In 1999, 1998, and 1997, we recognized net revenues of $21.6 million, $12.5 million, and $23.8 million, respectively.

     These revenues consisted primarily of the following:


                                                        1999           1998              1997
                                                        ----           ----              ----
                                                                    (in millions)

REVENUES RELATED TO GLIADEL(R) WAFER:
    Net product sales                                   $4.4           $3.9              $ 5.7
    License fees and royalties                           2.4            2.7                1.6
    Non-recurring rights and milestone payments          4.5             --                 --
REVENUES FROM AMGEN:
    Non-recurring rights and milestone payments          5.0            1.0               15.0
    Research funding under collaborative
      agreements                                         4.5            4.5                1.1


GLIADEL(R) Wafer Product Sales

     We earned $4.4 million, $3.9 million and $5.7 million for the years ended December 31, 1999, 1998, and 1997, respectively, from the net product sales of GLIADEL(R) Wafer to our marketing and distribution partners, Aventis (for the entire world, except Scandinavia and Japan) and Orion Corporation Pharma (for Scandinavia only). The increase in revenues attributable to sales of GLIADEL(R) Wafer to Aventis in 1999 compared to 1998 is due to the build-up of inventory of the product to support the anticipated launch in France, Germany, and other countries in Europe and elsewhere around the world. We cannot guarantee, however, that Aventis will obtain all necessary regulatory approvals to launch the product in additional European countries or elsewhere to market and sell GLIADEL(R) Wafer.

     In addition, we cannot be sure that, even if Aventis does obtain these approvals in one or more European or other countries, GLIADEL(R) Wafer will be launched in these countries in 2000 or thereafter, or that sales in those countries, if any, including France and Germany, will be significant. The decrease in revenues attributable to product sales of GLIADEL(R) Wafer to Aventis in 1998 compared to 1997 is because our product sales to Aventis in 1997 included Aventis' initial build-up of inventory to support commercial launch.

Royalties on GLIADEL(R) Wafer Sales to Third Parties

     Net royalty revenues on Aventis' sales of GLIADEL(R) Wafer to third parties were $2.4 million, $2.6 million, and $1.6 million for the years ended December 31, 1999, 1998, and 1997, respectively. We believe Aventis' sales of
GLIADEL(R) Wafer to third parties decreased in 1999 as compared to 1998 because the sales force at Aventis was restructured in 1999, and thus, the new personnel needed to gain familiarity and experience selling GLIADEL(R) Wafer. We believe Aventis' sales of GLIADEL(R) Wafer to third parties increased in 1998 as compared to 1997, because:

     - awareness about GLIADEL(R) Wafer increased among neurosurgeons, the physician group that uses GLIADEL(R) Wafer and makes treatment recommendations to brain cancer patients;

     - neurosurgeons had gained familiarity and experience in using GLIADEL(R) Wafer; and

     - GLIADEL(R) Wafer sales commenced in late February 1997 and, thus, were made only for approximately 10 months in 1997 as compared to 12 months in 1998 and thereafter.

     A number of factors subject our future sales of GLIADEL(R) Wafer to significant risk and uncertainty. We cannot be sure that GLIADEL(R) Wafer sales will increase from, or even remain at, current levels or will ever generate significant revenues for us in the future.

COST OF SALES

     Our cost of sales for the years ended December 31, 1999, 1998, and 1997 were $2.3 million, $2.0 million, and $2.6 million, respectively. Included in these amounts are approximately $180,000, $159,000, and $281,000, respectively, representing:

     - royalty payments made to the university from which we have licensed certain technology related to GLIADEL(R) Wafer and

     - with respect to 1997 only, certain additional costs specifically related to the commercial product launch of GLIADEL(R) Wafer in the United States.

     In 1999, the cost of product sales as a percentage of net product sales revenue was unchanged from 1998. In 1997, cost of product sales was 45% of net product sales revenue. The increase in cost of product sales as a percentage of net product sales revenue during 1998 when compared to 1997, reflects a reduction in the number of units of GLIADEL(R) Wafer manufactured for sale to Aventis during 1998. The cost to manufacture GLIADEL(R) Wafer at current production levels can vary materially with the production volume. Production volume in turn is dependent upon purchase orders. To the extent that GLIADEL(R) Wafer production levels increase in the future, we anticipate that the unit cost to manufacture GLIADEL(R) Wafer may decrease, although we cannot be sure that GLIADEL(R) Wafer product sales will ever reach levels necessary for us to realize such a reduction in the per unit cost of manufacturing GLIADEL(R) Wafer. To the extent that GLIADEL(R) Wafer production levels decrease, we anticipate that the unit cost to manufacture GLIADEL(R) Wafer will increase. Based on our experience to date, we would expect the cost of product sales of GLIADEL(R) Wafer to fluctuate from quarter to quarter, based on production volumes.

RESEARCH AND DEVELOPMENT EXPENSES

     Our research and development expenses increased to $41.9 million in 1999 from $37.7 million and $30.3 million in 1998 and 1997, respectively.

     During 1999, we continued to increase our research and product development efforts, particularly with respect to our NAALADase inhibitor and PARP inhibitor neuroprotectant programs, our FKBP neuroimmunophilin compound program, and our polymer development program, including our polymer oncology candidate, PACLIMER(TM) Microspheres. In addition, we continued to provide financial support for Aventis' Phase III clinical trial program in support of a first surgery indication for GLIADEL(R) Wafer.

     During 1998, we increased our research and product development efforts, particularly with respect to our NAALADase inhibitor and PARP inhibitor neuroprotectant programs, our FKBP neuroimmunophilin compound program, and our polymer development program. We funded development activities at a third-party manufacturer of the clinical supply of DOPASCAN(R) Injection. Additionally, we incurred certain costs not reimbursed to us by Aventis for Phase I clinical trials for a high-dose formulation of GLIADEL(R) Wafer and shared financial support for Aventis' Phase III clinical trial program in support of a first surgery indication for GLIADEL(R) Wafer.

     At December 31, 1999, we employed 193 individuals on a full-time basis in the areas of research, development, and manufacturing. We employed 185 individuals and 167 individuals in these areas at December 31, 1998 and 1997, respectively.

GENERAL AND ADMINISTRATIVE EXPENSES

     Our general and administrative expenses were $11.3 million, $10.5 million, and $9.1 million for the years ended December 31, 1999, 1998, and 1997, respectively. We attribute the increases in general and administrative expenses of $735,000 from 1998 to 1999 and $1.5 million from 1997 to 1998, in part, because of an increase in the activities necessary to support our research, product development, and commercialization efforts.

     We include the costs to prepare, file, and prosecute domestic and international patent applications and for other activities to establish and preserve our intellectual property rights in our general and administrative expenses. These costs also increased from 1997 through 1999. We anticipate that our general and administrative expenses will continue to increase in future periods.

     At December 31, 1999, we employed 35 individuals on a full-time basis in general and administrative areas compared to 33 and 31 at December 31, 1998 and 1997, respectively.

OTHER INCOME AND EXPENSE

     Other income and expense consists primarily of investment income on our monetary investments and interest expense on our debt and other financial obligations. Our investment income was $7.7 million, $8.9 million, and $7.5 million for the years ended December 31, 1999, 1998, and 1997, respectively. The decrease in 1999 compared to 1998 was primarily due to lower average amounts invested during the course of the year. Invested capital increased in the fourth quarter of 1999 primarily because of the receipt of:

     -    $42.4 million in net proceeds from the private sale of approximately
          3.4 million shares of our common stock in September 1999 and

     -    a milestone payment from Amgen for $5 million in December 1999.

     Increases in 1999 and 1998 compared to 1997 were primarily due to an increase in the average amount of money we invested each year as compared to the prior year and, to a lesser extent, a higher average yield on our investment portfolio.

     We incurred interest expense of $640,000, $768,000, and $837,000 for the years ended December 31, 1999, 1998, and 1997, respectively. These expenses resulted from loans from a commercial bank that helped fund the construction of our manufacturing, administrative, and research and development facilities and the purchase of certain furniture and equipment. Because we continued to repay these loans, resulting in a lower average principal balance during 1999, interest expense decreased in 1999 as compared to 1998 and 1997. We describe these interest expenses in Notes 4 and 7, "Interest Rate Swap Agreements" and "Indebtedness," to the footnotes to our Consolidated Financial Statements on pages 48 and 49, respectively.

LIQUIDITY AND CAPITAL RESOURCES

     Our cash, cash equivalents, and investments were approximately $144.7 million at December 31, 1999. Of this amount, we pledged $21.4 million as collateral for certain of our loans and other financial lease obligations. In addition to these restricted investments, the Company is required to maintain, in the aggregate, unrestricted cash, cash equivalents, and investments of $40 million at all times under the terms of certain of its financial obligations.

     Our total debt decreased to $9.4 million at December 31, 1999 compared to $10.9 million at December 31, 1998. This decrease resulted primarily because of our continued repayment of principal under our loans with a commercial bank.

     We incurred net capital expenditures of $1.9 million, $5.1 million, and $6.4 million for the years ended December 31, 1999, 1998, and 1997, respectively. These capital expenditures resulted from the purchase of equipment to support our ongoing research and development and production activities.

     In March 1998, we entered into arrangements with certain equipment leasing companies that permit us to lease up to $10.8 million in equipment, including computer hardware and software, and furniture and fixtures. We leased approximately $6.4 million in equipment under these arrangements in 1999. Depending on the type of equipment covered and certain other factors, the term of any lease we enter under these arrangements can range from two to four years. At December 31, 1999, $4.4 million was available under these arrangements to lease additional equipment. Substantially all of the unused portion of these lines has been extended to December 31, 2000.

     We expect our existing financing arrangements, our internal capital resources, and potential external sources of funds to provide for our current equipment needs at least through the end of 2000. If we decide to expand our research and development programs beyond current expectations or if we engage in acquisitions, our capital equipment requirements could increase, and thus, we may require additional capital funding.

     In order to meet our anticipated future facilities needs, in 1997 we initiated a project to design, construct, and lease a new research and development facility. To accomplish this task, in February 1998 we entered into an operating lease and other related agreements with a commercial bank and related entities in connection with such a facility. This new facility, which was substantially completed in June 1999, was constructed adjacent to our current headquarters in Baltimore, Maryland. This facility is owned by a trust affiliated with a commercial bank (the "Trust") and provides approximately 73,000 square feet of research and development capacity. The initial lease term expires in February 2005. At the end of the initial lease term, the Company may re-lease the facility, purchase the building, or arrange for the sale of the building to a third party. In the event the building is sold to a third party, the Company will be obligated to pay the lessor any shortfall between the sales price and 83% of the lessor's net investment in the facility. We describe these arrangements with the Trust in Note 8, "Leases," of the footnotes to our Consolidated Financial Statements on page 49. We anticipate that this new research and development facility, along with our headquarters facility, will support our research, development, commercialization, and administrative activities through at least the end of 2000.

     Under a loan agreement we executed with Aventis in 1996, Aventis has extended to us a $7.5 million line of credit to support expansion of our GLIADEL(R) Wafer and polymer manufacturing capacity, of which $4.0 million is currently available to us. The remaining $3.5 million becomes available no earlier than 12 months nor later than 18 months following funding of the initial portion. Any principal amounts we borrow are due five years from the date borrowed. These amounts will carry an interest rate equal to the lowest rate Aventis pays from time to time on its most senior debt. We have not borrowed any amounts under this credit facility as of December 31, 1999.

     During 1998, we entered into a series of interest rate swap transactions with a commercial bank covering $20 million in financial obligations under our lease with the Trust. In January 1999, we entered into additional interest rate swap agreements with the commercial bank covering $10 million of our floating rate debt. As a result, we fixed the interest rates on our financial lease obligations and debt at approximately 6% in the aggregate. The interest rate swap agreements provide the commercial bank with a call provision exercisable on the fifth anniversary of each interest rate swap agreement. We describe these interest rate swap transactions with the commercial bank in Note 4, "Interest Rate Swap Agreements," of the footnotes to our Consolidated Financial Statements on page 48.

     In the fourth quarter of 1998, we established an unsecured, revolving line of credit for $5 million with a commercial bank. Borrowings under this line of credit carry an interest rate of LIBOR plus 0.55% and are available on demand. We may draw on this line of credit from time to time to meet our short-term working capital needs. No amounts were drawn under this line of credit in 1999 or 1998.

     In 1998, our Board of Directors approved a program to purchase up to 1,000,000 shares of our common stock in the open market from time to time at our discretion. In August 1999, the Company terminated this share repurchase program. We repurchased a total of 252,500 of our shares under this program for an aggregate cash outlay of $2.7 million.

     We expect to need significantly greater capital to continue our research and product development programs and pre-clinical and clinical testing and to manufacture and possibly market our products. We will also need additional funds to meet our future facility expansion needs if necessary. Our capital requirements depend on a number of factors, including:

     -    the progress of our research and development programs;

     -    the progress of pre-clinical and clinical testing;

     -    the time and costs involved in obtaining regulatory approvals;

     - the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

     -    competing technological and market developments;

     -    changes in our existing research relationships;

     -    our ability to establish collaborative arrangements;

     - our ability to enter into licensing agreements and contractual arrangements with others; and

     -    the progress of efforts to scale-up manufacturing processes.

     We believe that our existing resources will be sufficient to fund our activities through at least December 31, 2001. We may, however, expend these resources before that time for a number of reasons, including, among others:

     - changes in our research, product development, and commercialization plans;

     - other factors that increase our expenses or capital expenditures, including potential acquisitions of other companies, assets, products, or in-licensing of drug candidates, or technologies; and

     -    unanticipated capital expenditures.

     RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In December 1999, the staff of the SEC issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 summarizes certain of the staff's views in applying Generally Accepted Accounting Principles to revenue recognition in financial statements, including recognition of non-refundable fees received upon entering into arrangements. We are in the process of evaluating SAB 101 and the effect it will have on our Consolidated Financial Statements and current revenue recognition policy.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires companies to recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for, depending on the use of the derivative and whether it qualifies for hedge accounting under SFAS 133. Prospective application of SFAS 133, as amended, is required commencing with the first quarter of the fiscal year beginning after June 15, 2000; however, earlier application is permitted. We do not expect the impact of SFAS 133 to be material to our financial position and results of operations.


     YEAR 2000

     We dedicated resources during 1999 to address the potential hardware, software, and other computer and technology issues and related concerns associated with the transition to the Year 2000 and to confirm that our service providers took appropriate measures. As a result of those efforts, we have not experienced any material disruptions in our operation in connection with, or following, the transition to the Year 2000. As of December 31, 1999, the total costs of our Year 2000 compliance program have not been significant, and we currently estimate that any additional Year 2000 costs will not be significant. Most of our costs relative to the Year 2000 issue have been internal personnel costs. We currently estimate that our Year 2000 costs will total approximately $157,000.

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders of
Guilford Pharmaceuticals Inc.:

We have audited the accompanying consolidated balance sheets of Guilford Pharmaceuticals Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Guilford Pharmaceuticals Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.


/s/ KPMG LLP

Philadelphia, Pennsylvania
February 11, 2000

                         GUILFORD PHARMACEUTICALS INC.
                                AND SUBSIDIARIES


                          CONSOLIDATED BALANCE SHEETS
                               AS OF DECEMBER 31
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                             1999                1998
                                                           --------            --------
                  ASSETS

Current assets:
  Cash and cash equivalents                                $ 14,336            $  8,480
  Investments                                               108,997             103,281
  Accounts receivable                                         1,020               1,172
  Inventories                                                 1,348               1,291
  Other current assets                                          752                 709
                                                           --------            --------
        Total current assets                                126,453             114,933
Investments -- restricted                                    21,385              16,500
Property and equipment, net                                  15,793              18,790
Other assets                                                    611                 736
                                                           --------            --------
                                                           $164,242            $150,959
                                                           ========            ========

    LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                         $  3,085            $  3,265
  Current portion of long-term debt                           2,214               2,159
  Accrued payroll related costs                               2,070               2,279
  Accrued contracted services                                 2,066               2,095
  Accrued expenses and other current liabilities              1,550                 891
  Deferred income                                             1,125               1,125
                                                           --------            --------
        Total current liabilities                            12,110              11,814

Long-term debt, net of current portion                        7,152               8,766
                                                           --------            --------
        Total liabilities                                    19,262              20,580
                                                           --------            --------

Stockholders' equity:
  Preferred stock, par value $0.01 per share;
    authorized 4,700,000 shares, none issued                     --                  --
  Series A junior participating preferred stock,
    par value $0.01 per share; authorized 300,000
    shares, none issued                                          --                  --
  Common stock, par value $0.01 per share;
    authorized 75,000,000 shares,
    23,328,313 and 19,594,316 issued
    at December 31, 1999 and 1998, respectively                 233                 196
  Additional paid-in capital                                232,913             187,139
  Accumulated deficit                                       (82,877)            (56,009)
  Accumulated other comprehensive income (loss)              (1,838)                876
  Note receivable from officer                                  (60)                (60)
  Treasury stock, at cost 274,880 and 77,224 shares at
    December 31, 1999 and 1998, respectively                 (3,284)             (1,399)
  Deferred compensation                                        (107)               (364)
                                                           --------            --------
        Total stockholders' equity                          144,980             130,379
                                                           --------            --------
                                                           $164,242            $150,959
                                                           ========            ========


See accompanying notes to consolidated financial statements.

                         GUILFORD PHARMACEUTICALS INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                            YEARS ENDED DECEMBER 31
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                      1999        1998       1997
                                                                                    --------    --------   --------
Revenues:
  Contract revenues                                                                 $  9,500    $  1,000   $ 15,000
  Net product sales                                                                    4,371       3,860      5,741
  License fees and royalties                                                           2,427       2,713      1,628
  Revenues under collaborative agreements                                              5,263       4,910      1,459
                                                                                    --------    --------   --------
    Total revenues                                                                    21,561      12,483     23,828

Costs and expenses:
  Cost of sales                                                                        2,308       2,036      2,585
  Research and development                                                            41,922      37,722     30,293
  General and administrative                                                          11,281      10,546      9,076
                                                                                    --------    --------   --------
    Total costs and expenses                                                          55,511      50,304     41,954
                                                                                    --------    --------   --------

Operating loss                                                                       (33,950)    (37,821)   (18,126)

Other income (expense):
  Investment income                                                                    7,671       8,855      7,477
  Interest expense                                                                      (640)       (768)      (837)
  Other income                                                                            51          36         49
                                                                                    --------    --------   --------
    Net loss                                                                        $(26,868)   $(29,698)  $(11,437)
                                                                                    ========    ========   ========

Basic and diluted loss per share                                                    $  (1.31)   $  (1.52)  $  (0.65)
                                                                                    ========    ========   ========

Weighted average shares outstanding to compute basic and diluted loss per share       20,475      19,479     17,570
                                                                                    ========    ========   ========


See accompanying notes to consolidated financial statements.

                         GUILFORD PHARMACEUTICALS INC.
                                AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                    COMMON STOCK                                    ACCUMULATED          NOTE
                                                --------------------    ADDITIONAL                     OTHER          RECEIVABLE
                                                  NUMBER                 PAID-IN    ACCUMULATED    COMPREHENSIVE         FROM
                                                 OF SHARES    AMOUNT     CAPITAL      DEFICIT      INCOME (LOSS)        OFFICER
                                                -----------   ------    ----------  -----------    -------------      ----------
Balance, January 1, 1997                         13,979,490    $140     $ 90,880     $(14,874)       $     62           $(129)
Comprehensive loss
  Net loss for the year                                                               (11,437)
  Other comprehensive income:
    Unrealized gain on available-for-
      sale securities                                                                                     364

Total comprehensive loss

Issuance of common stock in follow-on
  public offering at $20.00 per share,
  net of offering costs                           3,737,500      37       70,429
Other issuances of common stock                   1,670,956      17       22,911
Purchase of 35,547 shares of common stock
Stock option compensation                                                    985
Amortization of deferred compensation
Reduction in notes receivable on common stock                                                                              69
                                                -----------    ----     --------     --------        --------            ----
Balance, December 31, 1997                       19,387,946    $194     $185,205     $(26,311)       $    426            $(60)
Comprehensive loss
  Net loss for the year                                                               (29,698)
  Other comprehensive income:
    Unrealized gain on available-for-sale
    securities                                                                                            450

Total comprehensive loss

Issuances of common stock                           206,370       2        1,485
Purchase of 41,677 shares of common stock
Stock option compensation                                                    449
Amortization of deferred compensation
                                                -----------    ----     --------     --------        --------            ----
Balance, December 31, 1998                       19,594,316    $196     $187,139     $(56,009)       $    876            $(60)
Comprehensive loss
  Net loss for the period                                                             (26,868)
  Other comprehensive loss:
    Unrealized loss on available-for-sale
    securities                                                                                         (2,714)

Total comprehensive loss

Issuance of common stock in private
  placement at $13.50 per share,
  net of offering costs                           3,360,000      34       42,374
Other issuances of common stock                     373,997       3        2,601
Purchase of 224,150 shares of common stock
Distribution of 26,494 shares of treasury
  stock to 401(k) plan                                                        28
Stock option compensation                                                    947
Amortization of deferred compensation
Forfeiture of unvested restricted stock                                     (176)
                                                -----------    ----     --------     --------        --------            ----
Balance, December 31, 1999                       23,328,313    $233     $232,913     $(82,877)       $ (1,838)           $(60)
                                                ===========    ====     ========     ========        ========            ====



See accompanying notes to financial statements.

                                                                                           TOTAL
                                                    TREASURY          DEFERRED         STOCKHOLDERS'
                                                 STOCK AT COST      COMPENSATION           EQUITY
                                                 -------------      ------------       -------------
Balance January 1, 1997                            $    --             $  (202)          $ 75,877
Comprehensive loss
  Net loss for the year                                                                   (11,437)
  Other comprehensive income
    Unrealized gain on available-for-
      sale securities                                                                         364
                                                                                         --------
Total comprehensive loss                                                                 $(11,073)
                                                                                         --------
Issuance of common stock in follow-on
  public offering at $20.00 per share,
  net of offering costs                                                                    70,466
Other issuances of common stock                                           (331)            22,597
Purchase of 35,547 shares of common stock             (878)                                  (878)
Stock option compensation                                                                     985
Amortization of deferred compensation                                      251                251
Reduction in notes receivable on common stock                                                  69
                                                   -------             -------           --------
Balance, December 31, 1997                         $  (878)            $  (282)          $158,294
Comprehensive loss
  Net loss for the year                                                                   (29,698)
  Other comprehensive income:
    Unrealized gain on available-for-sale
      securities                                                                              450
                                                                                         --------
Total comprehensive loss                                                                 $(29,248)
                                                                                         --------
Issuances of common stock                                                 (191)             1,296
Purchase of 41,677 shares of common stock             (521)                                  (521)
Stock option compensation                                                                     449
Amortization of deferred compensation                                      109                109
                                                   -------             -------           --------
Balance, December 31, 1998                         $(1,399)            $  (364)          $130,379
Comprehensive loss
  Net loss for the period                                                                 (26,868)
  Other comprehensive loss:
    Unrealized loss on available-for-sale
    securities                                                                             (2,714)
                                                                                         --------
Total comprehensive loss                                                                 $(29,582)
                                                                                         --------
Issuance of common stock in private
  placement at $13.50 per share, net of
  offering costs                                                                           42,408
Other issuances of common stock                                                             2,604
Purchase of 224,150 shares of common stock          (2,209)                                (2,209)
Distribution of 26,494 shares of treasury
  stock to 401(k) plan                                 324                                    352
Stock option compensation                                                                     947
Amortization of deferred compensation                                       81                 81
Forfeiture of unvested restricted stock                                    176                 --
                                                   -------             -------           --------
Balance, December 31, 1999                         $(3,284)            $  (107)          $144,980
                                                   =======             =======           ========



See accompanying notes to financial statements.

                         GUILFORD PHARMACEUTICALS INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                            YEARS ENDED DECEMBER 31
                                 (IN THOUSANDS)

                                                                                1999           1998           1997
                                                                             ---------       --------      ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                                   $ (26,868)      $(29,698)     $ (11,437)
  Adjustments to reconcile net loss to net cash used in operating activities:
    Depreciation and amortization                                                5,118          3,601          2,735
    Non-cash compensation expense                                                  866            558          1,236
  Changes in assets and liabilities:
    Accounts receivable, other current assets, and other assets                    (37)        (1,270)           (17)
    Inventories                                                                    (57)            51            191
    Accounts payable and other current liabilities                                 247            839          3,188
                                                                             ---------       --------      ---------
      Net cash used in operating activities                                    (20,731)       (25,919)        (4,104)
                                                                             ---------       --------      ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment, net                                      (1,850)        (5,104)        (6,433)
  Sale and maturities of marketable securities                                 166,348        100,130        100,457
  Purchases of marketable securities                                          (179,155)       (84,222)      (174,453)
                                                                             ---------       --------      ---------
    Net cash provided by (used in) investing activities                        (14,657)        10,804        (80,429)
                                                                             ---------       --------      ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds from issuances of common stock                                   45,012          1,296         93,063
  Purchase of treasury stock                                                    (2,209)          (521)          (878)
  Proceeds from loans                                                              600             --          1,843
  Payment of notes receivable on common stock                                       --             --             69
  Principal payments on bond and term loan payable                              (2,159)        (2,160)        (1,144)
                                                                             ---------       --------      ---------
    Net cash provided by (used in) financing activities                         41,244         (1,385)        92,953
                                                                             ---------       --------      ---------
Net increase (decrease) in cash and cash equivalents                             5,856        (16,500)         8,420
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR                               8,480         24,980         16,560
                                                                             ---------       --------      ---------
CASH AND CASH EQUIVALENTS AT THE END OF YEAR                                 $  14,336       $  8,480      $  24,980
                                                                             =========       ========      =========

Supplemental disclosures of cash flow information:
  Net interest paid                                                          $     590       $    784      $     828
                                                                             =========       ========      =========


See accompanying notes to consolidated financial statements.

                          GUILFORD PHARMACEUTICALS INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(1) ORGANIZATION AND BUSINESS ACTIVITIES

     Guilford Pharmaceuticals Inc. (together with its subsidiaries, "Guilford" or the "Company") is a biopharmaceutical company located in Baltimore, Maryland, engaged in the development and commercialization of novel products in two principal areas: (i) targeted and controlled drug delivery systems using proprietary biodegradable polymers for the treatment of cancer and other diseases and (ii) therapeutic and diagnostic products for neurological diseases and conditions.


(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

Principles of Consolidation

     The consolidated financial statements include the financial statements of Guilford Pharmaceuticals Inc. and its subsidiaries, all of which are wholly owned. All significant intercompany balances and transactions have been eliminated in consolidation.


Segment Information

     The Company operates primarily in one industry segment, which includes the development, and commercialization of novel products for the healthcare industry. The Company is managed and operated as one business. The entire business is comprehensively managed by a single management team that reports to the Chief Executive Officer. The Company does not operate separate lines of business or separate business entities with respect to its product or product candidates. In addition, the Company operates primarily from its corporate headquarters located in the United States. Accordingly, the Company does not prepare discrete financial information with respect to separate product areas or by location and does not have separately reportable segments as defined by Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosure About Segments of an Enterprise and Related Information."


Cash Equivalents

     Cash equivalents of $10.4 million and $6.7 million at December 31, 1999 and 1998, respectively, consist of overnight investments and money market funds. The Company classifies all highly liquid investments with an original maturity of three months or less at the time of purchase as cash equivalents.


Investments

     Investment securities consist of direct obligations of the U.S. government and U.S. government agencies, asset backed securities and corporate debt securities. The Company classifies investments at the time of purchase as either available-for-sale or held-to-maturity. Investments in securities that are classified as available-for-sale are carried at their fair values. Unrealized holding gains and losses on available-for-sale securities are excluded from current earnings and are reported as a separate component of stockholders' equity as "Accumulated other comprehensive income (loss)." Realized gains and losses on available-for-sale securities are determined on a specific identification basis. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the security until maturity. Held-to-maturity securities are carried at cost, adjusted for the amortized discount or premium.

     A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed to be other than temporary is an impairment that would result in a reduction in the carrying amount to fair value. Such impairment, if any, is charged to current earnings, and an adjusted cost basis for the security is established. Dividends and interest income are recognized when earned.

Inventories

     Inventories are stated at the lower of cost or market. Cost is determined using a weighted-average approach, which approximates the first-in, first-out method.


Property and Equipment

     Property and equipment are stated at cost. Depreciation and amortization are calculated on the straight-line method over the estimated useful lives of the assets, generally three to seven years for furniture and equipment, and over the shorter of the estimated useful life of leasehold improvements or the related lease term for such improvements. Upon the disposition of assets, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in the Consolidated Statements of Operations. Expenditures for repairs and maintenance are expensed as incurred.


Revenue Recognition

     Product sales are recognized at the time the product has received a "certificate of analysis" and has been shipped. Sales are reported net of estimated discounts, rebates, chargebacks, and product returns.

     Royalty revenue is recognized at such time as the Company's sales, marketing, and distribution partner sells the product.

     Collaborative research revenue is recognized, up to the contractual limits, when the Company meets its performance obligations under the respective agreements. Non-refundable contract fees for which no further performance obligation exists are recognized when payments are received or when collection is assured. Payments received that relate to future performance are deferred and recognized as revenue at the time such future performance has been accomplished.

     In December 1999, the staff of the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 summarizes certain of the staff's views in applying Generally Accepted Accounting Principles to revenue recognition in financial statements, including the recognition of non-refundable fees received upon entering into arrangements. The Company is in the process of evaluating SAB 101 and the effect it will have on its consolidated financial statements and current revenue recognition policy.


Research and Development, Patent, and Royalty Costs

     Research and development, patent, and royalty costs are expensed as incurred. Royalty expense related to product sales is recognized concurrently with the recognition of product revenue and included as part of cost of sales. Royalty expense from third-party sales is expensed as incurred and is offset against royalty revenue related to third-party sales.


Accounting for Income Taxes

     Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits, which are not expected to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that such tax rate changes are enacted.


Stock-Based Compensation

     The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25"), and related interpretations, in accounting for the Company's employee share option plans. As such, compensation expense would be recorded on the date of grant only if the fair value of the underlying stock exceeded the exercise price. Under the Company's employee share option plans, share options are granted at an exercise price that equals the current fair value at the date of grant, and based on the provisions set forth under APB 25, no compensation expense is recorded. SFAS 123,

"Accounting for Stock-Based Compensation," ("SFAS 123"), established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS 123, the Company has elected to continue to apply the intrinsic value-based method of accounting (APB
25) as described above and has adopted the disclosure requirements of SFAS 123. Stock-based awards issued to non-employees are accounted for under the fair value-based method as defined in SFAS 123.


Comprehensive Income (Loss)

     Under SFAS No. 130, "Reporting Comprehensive Income," the Company is required to display comprehensive income (loss) and its components as part of the Company's full set of financial statements. The purpose of reporting comprehensive income (loss) is to report a measure of all changes in equity of an enterprise that result from recognized transactions and other economic events of the period, except those resulting from investments by owners and distributions to owners. The measurement and presentation of net income (loss) did not change. Comprehensive income (loss) comprises net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes certain changes in equity of the Company that are excluded from net income
(loss). Comprehensive income (loss) for years ended December 31, 1999, 1998, and 1997 has been reflected in the Consolidated Statements of Changes in Stockholders' Equity.


Earnings (Loss) Per Share

     Basic earnings (loss) per share ("EPS") is computed by dividing earnings
(loss) by the weighted-average number of shares outstanding for the period. The computation of Diluted EPS is similar to Basic EPS except that the weighted-average number of shares outstanding for the period is increased to include the number of additional shares that would have been outstanding if the dilutive potential shares had been issued. Potential common shares are excluded if the effect on earnings (loss) per share is antidilutive.


Impairment of Long-Lived Assets

     The Company reviews its long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.


Interest Rate Swap Agreements

     As a hedge against fluctuations in interest rates, the Company has entered into interest rate swap agreements to exchange a portion of its variable rate interest obligations for fixed rates. The Company does not speculate on the future direction of interest rates nor does the Company use these derivative financial instruments for trading purposes. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense related to the financial obligation.


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


Uncertainties

     The Company is subject to various risks common to companies within the biotechnology industry. These include, but are not limited to, development by competitors of new technological innovations; dependence on key personnel; protection of proprietary technology;

estimation by the Company of the size and characteristics of the market for the Company's product(s); acceptance of the Company's product(s) by the various countries' regulatory agencies in which the Company may choose to sell its products, as well as the end customer; healthcare cost containment initiatives; and product liability and compliance with government regulations and agencies, including the U.S. Food and Drug Administration ("FDA").


Use of Estimates

     The preparation of the Company's financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.


Significant Customer and Product

     The Company sells only one product, GLIADEL(R) Wafer, a novel treatment for recurrent malignant gliablastoma multiforme, the most fatal form of brain cancer. The Company markets, sells, and distributes its product through one of its partners Aventis, S.A. ("Aventis") (successor by merger between Rhone-Poulenc Rorer Pharmaceuticals Inc. and Hoechst AG in December 1999). Substantially all net product sales and license fees and royalties were with Aventis for years ended December 31, 1999, 1998, and 1997. The Company expects that future sales will also be derived largely from the same customer and will be relying upon that customer's ability to obtain regulatory clearance where necessary and then market, sell, and distribute the product.


Reclassifications

     Certain prior year amounts have been reclassified to conform to the current year presentation.

(3) INVESTMENTS

     Investments in marketable securities as of December 31, 1999 and 1998 are as follows:


                                                    GROSS              GROSS
                                                  UNREALIZED         UNREALIZED
1999                              COST          HOLDING GAINS      HOLDING LOSSES      FAIR VALUE
----                            --------        -------------      --------------      ----------
                                                          (IN THOUSANDS)

Available-for-sale:
 U.S. Treasury securities       $ 44,335                $ --             $  (595)        $ 43,740
 Corporate debt securities        68,624                  --                (872)          67,752
 Other debt securities            18,751                  --                (371)          18,380
                                --------                ----             -------         --------
                                 131,710                  --              (1,838)         129,872
                                --------                ----             --------        --------
Held-to-maturity:
 U.S. Treasury securities            510                  --                  --              510
                                --------                ----             -------         --------
                                     510                  --                  --              510
                                --------                ----             -------         --------
                                $132,220                $ --             $(1,838)        $130,382
                                ========                ====             =======         ========
1998
----
Available-for-sale:
 U.S. Treasury securities       $ 89,399                $689             $    --         $ 90,088
 Corporate debt securities        15,900                  36                  --           15,936
 Other debt securities            11,073                 151                  --           11,224
                                --------                ----             -------         --------
                                 116,372                 876                  --          117,248
                                --------                ----             -------         --------
Held-to-maturity:
 U.S. Treasury securities          2,023                  16                  --            2,039
 Corporate debt securities           510                  --                  --              510
                                --------                ----             -------         --------
                                   2,533                  16                  --            2,549
                                --------                ----             -------         --------
                                $118,905                $892             $    --         $119,797
                                ========                ====             =======         ========

     At December 31, 1999 and 1998, investments of $21.4 million and $16.5 million, respectively, are classified as "Investments-restricted" in the accompanying Consolidated Balance Sheets (see Notes 7 and 8).

     Maturities of investments in marketable securities classified as available-for-sale and held-to-maturity were as follows at December 31, 1999:


                                                     AMORTIZED                FAIR
                                                       COST                   VALUE
                                                    ---------               --------
                                                             (IN THOUSANDS)

        Available-for-sale:

          Due in 1 year or less                      $ 62,734               $ 61,858
          Due in 1-5 years                             68,976                 68,014
                                                     --------               --------
                                                      131,710                129,872
                                                     --------               --------
        Held-to-maturity:

          Due in 1 year or less                           510                    510
                                                     --------               --------
                                                          510                    510
                                                     --------               --------
                                                     $132,220               $130,382
                                                     ========               ========

(4) INTEREST RATE SWAP AGREEMENTS

     The Company entered into interest rate swap agreements with a commercial bank ("counter party") to reduce the impact of changes in interest rates on certain financial obligations (see Notes 7 and 8). These agreements have a total notional principal amount of approximately $29 million as of December 31, 1999. The Company has effectively fixed the interest rates on certain financial lease obligations and debt to an annual rate of approximately 6% in the aggregate. These interest rate swap agreements have approximately the same maturity as the financial obligations and expire on various dates through February 2005. The commercial bank has the right to terminate the agreements on the fifth anniversary of each interest rate swap agreement. In the event of non-performance by the counter party, the Company could be exposed to market risk related to interest rates.

     The fair value of interest rate swap agreements were approximately
$1 million at December 31, 1999. Current market pricing models were used to estimate fair values of interest rate swap agreements.


(5) INVENTORIES

     Inventories consist of the following:

                            DECEMBER 31,
                      --------------------
                       1999          1998
                      ------        ------
                         (IN THOUSANDS)
Raw materials         $  280        $  283
Work in process          416           371
Finished goods           652           637
                      ------        ------
                      $1,348        $1,291
                      ------        ------

     Inventories are net of applicable reserves. Inventories include finished goods and raw materials that may be either available for sale, consumed in production, or consumed internally in the Company's development activities. Inventories identified for development activities are expensed in the period in which such inventories are designated for such use.


(6) PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                             DECEMBER 31,
                                                      ------------------------
                                                        1999             1998
                                                      --------         -------
                                                           (IN THOUSANDS)


    Laboratory equipment                              $  4,789         $ 4,055
    Manufacturing equipment                              2,794           2,544
    Computer and office equipment                        4,758           4,106
    Leasehold improvements                              16,052          15,838
                                                      --------         -------
                                                        28,393          26,543
    Less accumulated depreciation and amortization     (12,600)         (7,753)
                                                      --------         -------
                                                      $ 15,793         $18,790
                                                      ========         =======

(7) INDEBTEDNESS

     Long-term debt consists of the following:


                                                                                DECEMBER 31,
                                                                         ------------------------
                                                                           1999             1998
                                                                         -------          -------
                                                                              (IN THOUSANDS)
        Borrowings under bond financing arrangement,**
        payable in monthly installments of $78, plus interest
        at LIBOR + 0.75% (7.101% at December 31,1999*),
        with final payment due December 2004                             $ 4,706          $ 5,647

        Borrowings under term loan,** payable in monthly
        installments of $101, plus interest at LIBOR +
        0.625% (7.101% at December 31, 1999*),
        with final payment due April 2003                                  4,060            5,278

        Note payable to the City of Baltimore,
        interest at 2%, payable in monthly installments
        of approximately $5, including principal and
        interest, commencing January 2000 with final payment
        due December 2009                                                    600               --
                                                                         --------         -------
        Total long-term debt                                               9,366           10,925

        Less current portion of long-term debt                            (2,214)          (2,159)
                                                                         -------          -------
        Long-term debt, net of current portion                           $ 7,152          $ 8,766
                                                                         =======          =======


        ----------
         *  See Note 4- "Interest Rate Swap Agreements".
        **  Secured by equipment and leasehold improvements.

     Aggregate maturities of long-term debt for each of the five years subsequent to December 31, 1999 and thereafter are approximately: 2000, $2.2 million; 2001, $2.2 million; 2002, $2.2 million; 2003, $1.4 million; 2004, $1.0 million; and 2005 and thereafter, $0.4 million.

Bond Financing Arrangement

     In 1994, the Company entered into an $8 million bond financing arrangement with a commercial bank. The bond was issued by the Maryland Economic Development Corporation, and 50% of the outstanding borrowings were guaranteed by the Maryland Industrial Development Financing Authority ("MIDFA"). Effective June 1998, MIDFA increased its guarantee from 50% to 81.73% of the outstanding borrowings.


Restrictive Covenants

     The aforementioned debt agreements contain restrictions, that require the Company to meet certain financial covenants. Under the bond financing arrangement, the Company maintained $0.7 million and $0.9 million at December 31, 1999 and 1998, respectively, as collateral (approximately 18.27% of the outstanding principal balance). In accordance with the term loan agreement, the Company is required to maintain $4.1 million and $5.3 million at December 31, 1999 and 1998, respectively (equal to 100% of the outstanding principal balance). Total collateral is included in the accompanying Consolidated Balance Sheets as "Investments-restricted." Other covenants preclude the Company from declaring any cash dividends on its common stock without prior written consent.

Revolving Line of Credit

     In 1998, the Company entered into a revolving line of credit agreement renewable annually with a commercial bank for $5 million. Borrowings under the line of credit, if any, require interest at LIBOR plus 0.55% and are payable on demand. Under the terms of the agreement, the Company is required to maintain unrestricted cash, cash equivalents, and investments in the aggregate equal to $40 million with the bank or any financial institution acceptable to the bank. There were no amounts drawn under the line of credit during 1999 or 1998.


(8) LEASES

     In February 1998, the Company entered into a Real Estate Development Agreement and an operating lease agreement in connection with the construction of a research and development facility. The facility, which is approximately 73,000 square feet, is located adjacent to the Company's corporate headquarters in Baltimore, Maryland. Construction of this facility was completed during 1999 for a total cost of approximately $19.5 million. The initial lease term is for a period of 84 months (including the construction period) and expires in February 2005. The Company has the option to purchase the facility beginning in February 2001 and annually thereafter. In addition, the Company has an option to sell the facility to a third party in the third and fourth year or at the expiration date. In the event the building is sold to a third party, the Company will be obligated to pay the lessor any shortfall between the sales price and 83% of the lessor's net investment in the facility. Annual lease payments under this operating lease agreement are approximately $1.4 million during the initial lease term. The Company is required to maintain collateral equal to 83% of the remaining balance of the lessor's net investment in the facility less guarantees. The Company maintained collateral of $14.3 million and $8.1 million as of December 31, 1999 and 1998, respectively. The collateral is included in the accompanying Consolidated Balance Sheets as "Investments-restricted." In addition to its collateral requirements, the Company is subject to certain financial covenants, the most restrictive of which requires that the Company maintain unrestricted cash, cash equivalents, and investments in the aggregate equal to $40 million.

     In March 1998, the Company entered into certain Master Lease Agreements, as amended, to provide up to $10.8 million for computer and equipment financing. The Company's ability to draw on these Master Lease Agreements expires on December 31, 2000. The term of each operating lease may vary from 24 to 48 months, based upon the type of equipment being leased. As of December 31, 1999, the Company had leased approximately $6.4 million in computers and equipment under these agreements. Previously, the Company entered into a Master Lease Arrangement related to the land and building that it occupies as its corporate headquarters. The term of the lease is for 10 years and expires July 2004, with options to renew for two five-year periods. The Company has the option to purchase the building after the ninth year for its then current fair market value (excluding improvements).

     The Company's future minimum lease payments under these non-cancelable operating leases for years subsequent to December 31, 1999 are as follows:


                                                 AMOUNT
                        YEAR                 (IN THOUSANDS)
                    -----------              --------------

                           2000                 $ 4,163

                           2001                   3,383

                           2002                   2,670

                           2003                   1,941

                           2004                   1,681

                    Beyond 2004                     226
                                                -------
                                                $14,064
                                                =======

     Rent expense for operating leases was approximately $4.2 million, $2.7 million, and $1.5 million for the years ended December 31, 1999, 1998, and 1997, respectively.


(9) INCOME TAXES

     As of December 31, 1999, the Company had net operating loss ("NOL") carryforwards available for federal income tax purposes of approximately $74 million, which expire at various dates between 2010 to 2019. NOL carryforwards are subject to ownership change limitations and may also be subject to various other limitations on the amounts to be utilized. As of December 31, 1999, the Company had tax credit carryforwards of approximately $5.6 million expiring between 2010 and 2019.

     Actual income tax expense differs from the expected income tax expense computed at the effective federal rate as follows:


                                                                  1999             1998           1997
                                                               --------          --------        -------
                                                                              (IN THOUSANDS)
        Computed "expected" tax benefit at statutory rate      $ (9,135)         $(10,097)       $(3,889)
        State income tax, net of federal benefit                 (1,867)           (1,965)          (515)
        General business credit generated                        (1,631)           (1,610)        (1,245)
        Compensatory stock awards                                    --                --           (373)
        Other, net                                                   62              (546)            43
        Change in valuation allowance                            12,571            14,218          5,979
                                                               --------          --------        -------
                                                               $     --          $     --        $    --
                                                               ========          ========        =======

     Realization of net deferred tax assets related to the Company's NOL carryforwards and other items is dependent on future earnings, which are uncertain. Accordingly, a valuation allowance has been established equal to net deferred tax assets that may not be realized in the future, resulting in net deferred tax assets of approximately $138,000 at December 31, 1999 and 1998. The change in the valuation allowance was an increase of approximately $12.6 million in 1999 and an increase of approximately $14.2 million in 1998.

     Significant components of the Company's deferred tax assets and liabilities as of December 31, 1999 and 1998 are shown below.


                                                                           DECEMBER 31,
                                                                   ----------------------------
                                                                     1999                 1998
                                                                   --------             --------
                                                                          (IN THOUSANDS)

        Deferred tax assets:
             Net operating loss carryforwards                      $ 30,021             $ 20,771
             Research and experimentation credits                     5,446                3,815
             Compensatory stock grants                                2,156                1,599
             Depreciation                                             1,617                   --
             Alternative minimum tax credit carryforwards               138                  138
             Contribution carryover and capitalized start-up costs      101                   88
             Other                                                    1,269                1,502
                                                                   --------             --------
                                                                     40,748               27,913
        Deferred tax liabilities:
             Prepaid expenses and deferred compensation                (530)                (266)
                                                                   --------             --------
        Net deferred tax assets                                      40,218               27,647
        Valuation allowance                                         (40,080)             (27,509)
                                                                   --------             --------
        Net deferred tax assets                                    $    138              $   138
                                                                   ========             ========

(10) CAPITAL TRANSACTIONS

     In September 1999, the Company completed a private placement of approximately 3.4 million shares of its common stock to certain institutional and other accredited investors, resulting in net proceeds to the Company of approximately $42.4 million.

     In June 1999, the Company issued 312,993 shares of common stock upon exercise of a warrant by Bear, Stearns Securities Corp. as partial compensation for underwriting services. In exchange, the Company received approximately $2.25 million.

     The Company repurchased 224,150 and 41,677 shares of its common stock at an aggregate cost of approximately $2.2 million and

$521,000 during the years ended December 31, 1999 and 1998, respectively, of which 212,900 and 39,600 shares were purchased pursuant to the stock repurchase program approved by the Company's Board of Directors in September 1998. In August 1999, this stock repurchase program was terminated.

     On October 1, 1997, the Company sold 640,095 shares of common stock to Amgen Inc. ("Amgen") for $15 million. In addition, the Company received $5 million in exchange for warrants, exercisable for five years, to purchase up to 700,000 shares of the Company's common stock at an exercise price of $35.15 per share (see Note 14).

     In April 1997, the Company completed a follow-on public equity offering of approximately 3.7 million shares of its common stock, providing net proceeds of approximately $71 million to the Company.

     In March 1997, The Abell Foundation, Inc. exercised its put option to receive the 750,000 shares of the Company's common stock in exchange for its 80% interest in Gell Pharmaceuticals Inc ("Gell"). After such date, Gell became a wholly owned subsidiary of the Company and is included in the accompanying consolidated financial statements.

     The Company is authorized to issue up to 4,700,000 shares of preferred stock in one or more different series with terms fixed by the Board of Directors. Stockholder approval is not required to issue this preferred stock. There were no shares of this preferred stock outstanding at December 31, 1999 or 1998.


(11) STOCKHOLDER RIGHTS PLAN

     In September 1995, the Board of Directors adopted a Stockholder Rights Plan in which preferred stock purchase rights ("Rights") were granted at the rate of one Right for each share of common stock. All Rights expire on October 10, 2005. At December 31, 1999, the Rights were neither exercisable nor traded separately from the Company's common stock and become exercisable only if a person or group becomes the beneficial owner of 20% or more of the Company's common stock or announces a tender or exchange offer that would result in its ownership of 20% or more of the Company's common stock without the approval of the Board of Directors. Each holder of a Right, other than the acquiring person, would be entitled to purchase $120 worth of common stock of the Company for each Right at the exercise price of $60 per Right, which would effectively enable such Rights holders to purchase common stock at one-half of the then current price.

     If the Company is acquired in a merger, or if 50% or more of the Company's assets are sold in one or more related transactions, then each Right would entitle the holder thereof to purchase $120 worth of common stock of the acquiring company at the exercise price of $60 per Right. At any time after a person or group of persons becomes the beneficial owner of 20% or more of the common stock, the Board of Directors, on behalf of all stockholders, may exchange one share of common stock for each Right, other than Rights held by the acquiring person.


(12) SHARE OPTION AND RESTRICTED SHARE PLANS

Employee Share Option and Restricted Share Plans

     The Company adopted Employee Share Option and Restricted Share Plans (the "Plans") in 1998 and 1993. The Plans were established to provide eligible individuals with an opportunity to acquire or increase an equity interest in the Company and to encourage such individuals to continue in the employment of the Company. Share options are granted at the fair market value of the stock on the day immediately preceding the date of grant or date of initial employment if later. Share options are exercisable for a period not to exceed 10 years from the date of grant. In general, share options vest over four years.

     Shares awarded under the restricted share provisions of the Plans are valued at the fair market value of the stock on the day immediately preceding the date of award (date of grant if later) and require a vesting period determined by the Board of Directors. Should an individual leave the employment of the Company for any reason (other than by reason of death or permanent disability), the award recipient would forfeit their ownership rights for all share options and restricted shares not otherwise fully vested.

     At December 31, 1999, the maximum share options issuable under the Plans were 4,535,000, of which up to 400,000 shares may be issued under the restricted share provisions. At December 31, 1999, there were 1,451,913 share options or restricted shares (subject to the above limitation) available for grant under the Plans.


The Directors' Plan

     The Directors' Stock Option Plan (the "Directors' Plan") was established to provide non-employee directors with an opportunity to acquire or increase an equity interest in the Company. Under the Directors' Plan, 300,000 shares of common stock are reserved for issuance at an exercise price not less than fair value of the Company's common stock on the day immediately preceding the date of grant. Such share options vest 50% at the end of year one and 100% at the end of year two. Under the Directors' Plan 22,500, 52,500, and 22,500 share options were granted during 1999, 1998, and 1997, respectively. As of December 31, 1999, 195,000 share options were outstanding under the Directors' Plan, of which 146,250 are exercisable as of December 31, 1999. At December 31, 1999, there were 105,000 share options available for grant under the Directors' Plan.

     If the above Directors' Plan has reached its limit of grants per individual director, those non-employee directors eligible to receive annual share option grants under the above Directors' Plan may instead receive annual grants of non-qualified stock options to purchase 7,500 shares under the terms of the Company's 1998 Employee Share Option and Restricted Share Plan, as amended. Such options are to be for a term of 10 years and are exercisable 50% at the end of year one and 100% at the end of year two. In 1999, two non-employee directors were granted 15,000 share options in the aggregate with an exercise price equal to fair value at date of grant. These share options were not exercisable as of December 31, 1999.


Consultants

     Prior to 1997, the Company granted share options to each of two consultants to purchase up to 225,000 shares of the Company's common stock, valid for 10 years from issuance, with varying exercise prices. Vesting periods are based on either the passage of time or upon the achievement of certain milestones. Of the aforementioned share options, 215,300 were exercisable as of December 31, 1999. The Company recognized $439,000, $439,000, and $985,000 in non-cash compensation expense, in accordance with SFAS 123, relating to the value of such share options (as determined using the Black-Scholes option pricing model) for the years ended December 31, 1999, 1998, and 1997, respectively. The Company expects to charge up to an additional $311,000 of non-cash compensation expense to operations through 2001 relating to such agreements.

     The following is a summary of the Company's share option activity and balances as of and for the years ended December 31, 1999, 1998, and 1997:


                                                            WEIGHTED-
                                        SHARE                AVERAGE
                                       OPTIONS           EXERCISE PRICE
                                      ---------          --------------
Balance, January 1, 1997              2,503,756              $12.04
Granted                                 337,600               25.20
Exercised                              (262,925)               6.58
Canceled                               (156,942)              13.36
                                      ---------              ------
Balance, December 31, 1997            2,421,489               14.38
Granted                                 867,403               19.31
Exercised                              (178,678)               5.91
Canceled                               (197,984)              20.62
                                      ---------              ------
Balance, December 31, 1998            2,912,230               15.94
Granted                                 752,719               12.89
Exercised                               (61,064)               5.81
Canceled                               (378,231)              18.84
                                      ---------              ------
Balance, December 31, 1999            3,225,654              $15.08
                                      =========              ======

     Share options outstanding and exercisable by price range are as follows:


                                   OPTIONS OUTSTANDING                                             OPTIONS EXERCISABLE
-------------------------------------------------------------------------------------     ------------------------------------
                                                  WEIGHTED-AVERAGE        WEIGHTED-                               WEIGHTED-
    RANGE OF             OUTSTANDING AS OF           REMAINING             AVERAGE        EXERCISABLE AS OF        AVERAGE
EXERCISE PRICES          DECEMBER 31, 1999        CONTRACTUAL LIFE     EXERCISE PRICE     DECEMBER 31, 1999     EXERCISE PRICE
---------------          -----------------        ----------------     --------------     -----------------     --------------

$ 0.00 - $10.00                387,272                  5.6                 $ 5.52             387,272             $ 5.52
$10.01 - $20.00              2,667,681                  7.2                  15.85           1,089,920              16.17
$20.01 - $30.00                163,201                  6.6                  24.54             117,551              24.10
$30.01 - $40.00                  7,500                  7.7                  30.63               7,500              30.63
                             ---------                 ----                 ------           ---------             ------
                             3,225,654                  7.0                 $15.08           1,602,243             $14.25
                             =========                 ====                 ======           =========             ======

Pro Forma Option Information

     The per share weighted-average fair value of all share options granted during 1999, 1998, and 1997 was $7.76, $10.00, and $10.00, respectively, on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions.


                                                          1999            1998              1997
                                                          ----            ----              ----
Expected dividend yield                                      0%              0%                0%
Risk-free interest rate                                    5.9%            4.7%              6.2%
Volatility                                                57.3%           62.5%             40.0%
Expected life in years                                       4               4                 4

     The Company applies APB 25 in accounting for share options granted to employees, and accordingly, no compensation expense has been recognized related to such share options to the extent that such share options were granted at an exercise price that equaled the fair market value at the grant date. Had the Company determined compensation cost based on the fair value at the grant date for its share options under SFAS 123, (using the Black-Scholes option pricing model), the Company's net loss would have been increased to the pro forma amounts indicated below:


                                                                       YEARS ENDED DECEMBER 31,
                                                               ----------------------------------------
                                                                 1999             1998           1997
                                                               --------         --------       --------
                                                                            (in thousands,
                                                                        except per share data)

Net loss                                    As reported        $(26,868)        $(29,698)      $(11,437)
                                            Pro forma          $(32,903)        $(32,827)      $(12,532)

Basic and diluted loss per share            As reported        $  (1.31)        $  (1.52)      $  (0.65)
                                            Pro forma          $  (1.61)        $  (1.69)      $  (0.71)


(13) 401(k) PROFIT SHARING PLAN

     The Company has a 401(k) Profit Sharing Plan ("401(k) Plan") available to all employees meeting certain eligibility criteria, which permits participants to contribute up to certain limits as established by the Internal Revenue Code. The Company may make "matching contributions" equal to a percentage of a participant's contribution or may contribute a discretionary amount to the 401(k) Plan.

     Effective January 1997, the Company elected to make "matching contributions" of the Company's common stock equal to 50% of the first 6% of an employee's salary contributed to such employee's 401(k) Plan account. Such amounts vest 25% per year, based on a participant's years of service with the Company. The Company has made "matching contributions" of approximately $348,000, $308,000, and $241,000 for the years ended December 31, 1999, 1998, and 1997, respectively.


(14) SIGNIFICANT CONTRACTS AND LICENSING AGREEMENTS

Agreements with Amgen Inc.

     In August 1997, the Company entered into an agreement with Amgen (the "Agreement") relating to the research, development, and commercialization of the Company's FKBP-based neuroimmunophilin ligand technology ("FKBP Neuroimmunophilin Technology") for all human therapeutic and diagnostic applications. Pursuant to the terms of the Agreement, the Company received an aggregate of $35 million, consisting of a one-time non-refundable payment of $15 million upon the signing of the Agreement and $20 million for 640,095 shares of the Company's common stock and warrants, exercisable for five years, to purchase up to an additional 700,000 shares of the Company's common stock at $35.15 per share. In connection with the sale of these securities, the Company granted Amgen certain demand and "piggyback" registration rights under applicable securities laws.

     Under the terms of the Agreement, Amgen agreed to provide the Company with up to $13.5 million over three years in the aggregate to support research activities relating to the FKBP Neuroimmunophilin Technology, with an option to fund a fourth year of research. The Company recognized $4.5 million, $4.5 million, and $1.1 million in research support for the years ended December 31, 1999, 1998, and 1997, respectively. As of December 31, 1999, the Company has recognized in total approximately $10.1 million in research support.

     Additionally, the Agreement provides for certain milestone payments to the Company, in up to 10 different specified clinical indications, in the event Amgen achieves certain development milestones. In addition, the Company will receive royalties on product sales, if any, related to the FKBP Neuroimmunophilin Technology. As of December 31, 1999, the Company has received $6 million in milestone payments related to certain development milestones.


Agreements with Aventis S.A. (formerly Rhone-Poulenc Rorer Pharmaceuticals
Inc.)

      In June 1996, the Company entered into a Marketing, Sales, and Distribution Rights Agreement (together with related agreements, the "Aventis Agreements") with Aventis. Under the Aventis Agreements, Aventis has worldwide marketing rights (excluding Scandinavia and Japan) for GLIADEL(R) Wafer. The Company received $15 million upon the signing of these agreements ($7.5 million as an equity investment and $7.5 million as a non-refundable rights payment). On September 23, 1996, the Company obtained clearance from the FDA to market GLIADEL(R) Wafer for recurrent glioblastoma multiforme where surgical tumor removal is indicated and, accordingly, received a $20 million non-refundable milestone payment from Aventis. During 1999, the Company received $4.5 million in milestone payments for obtaining certain international regulatory approvals. Aventis is obligated to make up to $30.5 million (as amended in September 1998) in additional milestone payments, including $7.5 million in the form of an equity investment, only if the Company achieves certain domestic and international regulatory approvals. In addition, Aventis may also fund up to approximately $17 million for the development of a high-dose GLIADEL(R) Wafer product and fund certain additional clinical studies, if any, related to GLIADEL(R) Wafer. The Company manufactures and supplies GLIADEL(R) Wafer to Aventis and receives revenue from net product sales and royalties based on sales.

     Under the Aventis Agreements, the Company has the right to borrow up to an aggregate of $7.5 million under certain conditions, including $4 million that became available January 2, 1997, and the remainder no earlier than 12 months nor later than 18 months following funding of the initial $4 million. The loan proceeds are available to fund the expansion of the Company's facility supporting the production of GLIADEL(R) Wafer, and the construction of a second facility for the scale-up and production of GLIADEL(R) Wafer and other polymer systems. Any principal amounts borrowed under this loan agreement are due five years from the date borrowed and will carry an interest rate equal to the lowest rate paid by Aventis on its most senior indebtedness. Both the principal and interest due under this agreement may, at the Company's election, be repaid by offsetting certain amounts due to the Company under the Aventis Agreements. The Company has not drawn down any of the available funds under the Aventis Agreements.

     In September 1998, the Company and Aventis amended its Aventis Agreements. Under the original Marketing, Sales, and Distribution Rights Agreement and related agreements, the Company was to conduct and pay for a U.S. Phase III clinical trial for first surgery indication for GLIADEL(R) Wafer. Independently, Aventis was already conducting and paying for an international Phase III clinical trial to support the first surgery indication for GLIADEL(R) Wafer, which included clinical sites in the United States. One of the principal amendments to the agreement now provides for the Company and Aventis to share the costs (subject to an aggregate cap of $3 million for the Company) of a single, multinational Phase III clinical trial. A second principal amendment provides for an equal splitting of the previously determined international regulatory milestones between first and recurrent surgery for market clearances of GLIADEL(R) Wafer in France, Germany, Italy, Spain, U.K., and Australia. Under the amended agreement, the Company is entitled to receive up to $11 million upon receipt of marketing clearance with a claim for use in recurrent surgery and an additional $24.0 million (of which $7.5 million would be as an equity investment), payable upon receipt of marketing clearance for use in first surgery. Other amendments include a scale back of Aventis' right of first offer, from six months on all new polymer oncology products, to 90 days and only on products being developed directly by Guilford specifically for brain cancer; elimination of Aventis' right to a seat on Guilford's Board of Directors at the time Aventis subscribes to $7.5 million in the Company's common stock upon any market clearance in the United States of GLIADEL(R) Wafer for first surgery; a clarification of the allocation of certain costs; and an acknowledgment that rights to

GLIADEL(R) Wafer in Japan have reverted back to the Company, thereby reducing the original milestone payments from a total of $40 million to $35 million.


Other Significant Contracts and Agreements

     The Company has entered into licensing, technology transfer, and development agreements with The Johns Hopkins University under which it is required to make certain payments for patent maintenance costs, processing fees, license payments, and development payments. The Company has also agreed to spend approximately $800,000 per year through 2016 with respect to internal research and development activities to develop such technologies and may be required to make certain payments, as defined, to The Johns Hopkins University should agreed-upon milestones be attained. In addition, the Company will be required to pay a royalty on future net sales of all licensed products, if any, as well as a percentage (as defined) of payments received by the Company from sublicensees if any.

     The Company has also entered into various other licensing, research, and development agreements that commit the Company to fund certain mutually agreed-upon research and development projects, either on a best efforts basis or upon attainment of certain performance milestones, as defined, or both, for various periods unless canceled by the respective parties. Such future amounts to be paid are approximately $2.9 million in the aggregate through 2005. In addition, the Company will be required to pay a royalty on future net sales of all licensed products, if any, as well as a percentage of all payments received by the Company from sublicensees,if any.


(15) RELATED PARTY TRANSACTIONS

     Scios Inc., a significant stockholder until February 1999, has billed the Company for facility rents related to the Company's research and development activities, aggregating approximately $334,000, $883,000, and $341,000 in 1999, 1998, and 1997, respectively.


(16) EARNINGS (LOSS) PER SHARE

     The following table presents the computations of basic and diluted EPS:


                                                        1999           1998           1997
                                                      --------       --------       --------
                                                        (in thousands, except per share data)
Net loss applicable to common stockholders            $(26,868)      $(29,698)      $(11,437)
                                                      ========       ========       ========
Weighted-average shares outstanding                     20,475         19,479         17,570
                                                      --------       --------       --------
Total weighted-average diluted shares(1)                20,475         19,479         17,570
                                                      ========       ========       ========
Basic and diluted EPS                                 $  (1.31)      $  (1.52)      $  (0.65)
                                                      ========       ========       ========

(1) At December 31, 1999, 1998, and 1997, there were approximately 246,000, 652,000, and 1,293,000 instruments, respectively, that were considered antidilutive and, accordingly, excluded in the above calculation.


(17) CONTINGENCIES

     The Company from time to time is involved in routine legal matters and contractual disputes incidental to its normal operations. In management's opinion, the resolution of such matters will not have a material adverse effect on the Company's consolidated financial condition, results of operations, or liquidity.

Stock Description and Form 10-K

Our common stock is listed on the Nasdaq(R) National Market under the symbol "GLFD". As of March 10, 2000, we had approximately 236 holders of record of our common stock and in excess of 6,000 beneficial holders. We have never declared or paid any cash dividends and do not intend to do so for the foreseeable future. The following table sets forth the range of high and low sale prices for our common stock as reported on the Nasdaq(R) National Market for the periods indicated below.

                                                                 High                  Low

1997

First Quarter                                             $      30.25          $      20.50
Second Quarter                                                   27.75                 19.75
Third Quarter                                                    31.63                 20.50
Fourth Quarter                                                   32.25                 17.88

1998

First Quarter                                             $      24.88          $      17.50
Second Quarter                                                   24.00                 17.00
Third Quarter                                                    18.25                 11.63
Fourth Quarter                                                   18.88                 11.19

1999

First Quarter                                             $      15.13          $       9.75
Second Quarter                                                   13.00                  9.63
Third Quarter                                                    17.50                 12.00
Fourth Quarter                                                   17.50                 13.13

2000

First Quarter                                             $      38.25          $      16.25
(through 3/10/00)

Shareholder Inquiries:

Information about the Company can be obtained by contacting Guilford's investor relations department at (410) 631-5022 or through our website at www.guilfordpharm.com. Stockholders may obtain, at no charge, a copy of the Guilford Pharmaceuticals Inc. Form 10-K, filed with the Securities and Exchange Commission, by writing to:

Guilford Pharmaceuticals Inc.
Attn: Investor Relations
6611 Tributary Street
Baltimore, Maryland 21224