Form 10-K, Exhibit 13
period 2000-12-31
GUILFORD PHARMACEUTICALS INC
filed 2001-03-30
CIK 918066

                                                                   EXHIBIT 13.01


                             SELECTED FINANCIAL DATA

        The following selected consolidated financial data for each of the years in the five-year period ended December 31, 2000 have been derived from our consolidated financial statements, which have been audited by KPMG LLP, our independent auditors. Our consolidated financial statements as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, including the footnotes to these financial statements, are included elsewhere in this annual report, beginning on page 34. The information set forth below should be read in conjunction with our consolidated financial statements and the related footnotes, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations," beginning on page 24 of this annual report.

                                                                      --------------------------------------------------------
YEARS ENDED DECEMBER 31                                                 1996       1997        1998        1999        2000
                                                                      --------------------------------------------------------
(in thousands, except per share data)

STATEMENT OF OPERATIONS DATA:

Total revenues                                                         $28,020   $ 23,828    $ 12,483    $ 21,561    $ 18,056

Costs and expenses:

Cost of sales                                                             --        2,585       2,036       2,308       1,358

Research and development                                                18,761     30,293      37,722      41,922      46,900

Selling, general and administrative                                      6,736      9,076      10,546      11,281      14,144

Merger costs                                                              --         --          --          --         1,403
                                                                      --------------------------------------------------------

Total costs and expenses                                                25,497     41,954      50,304      55,511      63,805
                                                                      --------------------------------------------------------

Operating income (loss)                                                  2,523    (18,126)    (37,821)    (33,950)    (45,749)

Other income, net                                                        2,550      6,689       8,123       7,082       7,247
                                                                      --------------------------------------------------------

Income (loss) before the cumulative effect of an accounting change       5,073    (11,437)    (29,698)    (26,868)    (38,502)

Cumulative effect of an accounting change                                 --         --          --          --        (8,625)
                                                                      --------------------------------------------------------

Net income (loss)                                                      $ 5,073   $(11,437)   $(29,698)   $(26,868)   $(47,127)
                                                                      ========================================================

Basic earning (loss) per common share (1):

  Income (loss) before the cumulative effect of an accounting change   $  0.39   $  (0.65)   $  (1.52)   $  (1.31)   $  (1.64)

  Cumulative effect of an accounting change                               --         --          --          --         (0.36)
                                                                      --------------------------------------------------------
  Net income (loss)                                                    $  0.39   $  (0.65)   $  (1.52)   $  (1.31)   $  (2.00)
                                                                      ========================================================
  Average common and basic equivalent shares outstanding (1)            13,001     17,570      19,479      20,475      23,517


Diluted earnings (loss) per common share (1):

  Income (loss) before the cumulative effect of an accounting change   $  0.35   $  (0.65)   $  (1.52)   $  (1.31)   $  (1.64)

  Cumulative effect of an accounting change                               --         --          --          --         (0.36)
                                                                      --------------------------------------------------------
  Net income (loss)                                                    $  0.35   $  (0.65)   $  (1.52)   $  (1.31)   $  (2.00)
                                                                      ========================================================
  Average common and dilutive equivalent shares outstanding (1)         14,634     17,570      19,479      20,475      23,517

                                                       --------------------------------------------------------------
DECEMBER 31                                                  1996        1997        1998         1999        2000
                                                       --------------------------------------------------------------
(in thousands)

BALANCE SHEET DATA:

Cash, cash equivalents and investments (2)                  $77,439    $160,219     $128,261     $144,718   $109,450

Total assets(2)                                              93,659     180,081      150,959      164,242    135,633

Long-term debt                                               10,905      10,926        8,766        7,152      5,130

Total stockholders' equity                                   75,877     158,294      130,379      144,980    116,829

(1) For information concerning the calculation of earnings (loss) per share, see
Note 17, "Earnings (Loss) Per Share", to the footnotes to our consolidated financial statements on page 48.

(2) Includes restricted investments of $10.1 million, $12.1 million, $16.5 million, $21.4 million and $18.3 million at December 31, 1996, 1997, 1998, 1999 and 2000, respectively. See Note 8, "Indebtedness" and Note 9, "Leases" on pages 42 and 43, respectively, to the footnotes to our consolidated financial statements.


-----------

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS


CAUTIONARY NOTE

        From time to time in this annual report we may make statements that reflect our current expectations regarding our future results of operations, economic performance, and financial condition, as well as other matters that may affect our business. In general, we try to identify these forward-looking statements by using words such as:


-       "anticipate,"

-       "believe,"

-       "expect,"

-       "estimate," and similar expressions.

        While these statements reflect our current plans and expectations, and we base the statements on information currently available to us, we cannot be sure that we will be able to implement these plans successfully. We may not realize our expectations in whole, or in part, in the future.

        The forward-looking statements contained in this annual report may cover, but are not necessarily limited to, the following topics:

        - the consequences of our reacquisition from Aventis Pharmaceuticals Products Inc. ("Aventis") of the worldwide marketing, sale and distribution rights to GLIADEL(R) Wafer;

        - our efforts to market, sell and distribute GLIADEL(R) Wafer in the United States and internationally;

        - our efforts to expand the labeled uses for GLIADEL(R) Wafer, including our efforts to obtain additional United States and international regulatory clearances for such uses;

        - our efforts to develop polymer drug delivery product line extensions and new polymer drug delivery products;

        - our research programs related to our FKBP neuroimmunophilin ligand technology partnered with Amgen Inc. ("Amgen"), as well as our NAALADase inhibition, PARP inhibition, polymer drug delivery (including LIDOMER(TM) Microspheres) and other technologies;

        - our clinical development activities, including the commencement, conduct and results of clinical trials, related to our polymer-based drug delivery products and product candidates (including GLIADEL(R) Wafer and PACLIMER(R) Microspheres) and our pharmaceutical product candidates, including NIL-A (partnered with Amgen), GPI-5693 (our lead NAALADase inhibitor), AQUAVAN(TM) Injection (our novel prodrug of propofol) and any future lead compounds in our PARP program;

        - our efforts to scale-up product candidates from laboratory bench quantities to commercial quantities;

        - our efforts to secure adequate supply of the active pharmaceutical ingredients for clinical development and commercialization;

        - our efforts to manufacture drug candidates for clinical development and eventual commercial supply;

        -       our strategic plans;

        - anticipated expenditures and the potential need for additional funds; and

        - specific guidance we give in the section titled "Outlook," regarding our current expectations of our future operating results.

All of these items involve significant risks and uncertainties.

        Any of the statements we make in this annual report that are forward-looking are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. We wish to caution you that our actual results may differ significantly from the results we discuss in the forward-looking statements.

        We discuss factors that could cause or contribute to such differences elsewhere in this annual report, as well as in our filings with the Securities and Exchange Commission ("SEC"). Our SEC filings include the section titled "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2000. For convenience we refer to this document as the "2000 Form 10-K" in the discussion set forth below. In addition, any forward-looking statements we make in this document speak only as of the date of this document, and we do not intend to update any such forward-looking statements to reflect events or circumstances that occur after that date.


INTRODUCTION

        In the following sections of this Management's Discussion and Analysis of Financial Condition and Results of Operations ("Management's Discussion and Analysis"), we explain the general financial condition and the results of operations for Guilford and its subsidiaries, including:

        -       what factors affect our business;

        -       what our revenues and expenses were in 2000, 1999, and 1998;

        -       why revenues and expenses changed from the year before;

        -       where our revenues came from;

        -       how all of the foregoing affect our overall financial condition;
                and

        - what our expenditures for capital projects were in 2000, 1999 and 1998 and a description of our capital requirements.

        As you read this Management's Discussion and Analysis, you may find it helpful to refer to our consolidated financial statements beginning on page 34 of this annual report. These consolidated financial statements present the results of our operations for 2000, 1999, and 1998 as well as our financial position at December 31, 2000 and 1999. We analyze and explain the annual changes in the specific line items set forth in the section of our consolidated financial statements titled "Consolidated Statements of Operations." Our analysis may be important to you in making decisions about your investment in Guilford.

        In 1998 the SEC adopted new rules requiring public companies like us to write certain documents in plain English. Even though the SEC does not require us to present our Management's Discussion and Analysis in plain English, we have decided voluntarily to apply these rules to the following discussion. Our goal is to describe and analyze our results of operation and financial condition in language that may be easier for our stockholders to understand.


GENERAL

        Guilford is a biopharmaceutical company located in Baltimore, Maryland, engaged in the development and commercialization of novel products in two principal areas:

        - targeted and controlled drug delivery products using proprietary biodegradable polymers for the treatment of cancer and other diseases or conditions; and

        - therapeutic and diagnostic products for neurological diseases and conditions.

        In February 1997, we commercially launched our first product, GLIADEL(R) Wafer, in the United States through Aventis. GLIADEL(R) Wafer is a proprietary polymer product for the treatment of certain types of brain cancer. This product dissolves over time and releases an anti-cancer drug known as "BCNU" (or carmustine) directly to the tumor site. Until October 23, 2000, Aventis was our exclusive, worldwide marketing partner for GLIADEL(R) Wafer, except in Japan and Scandinavia. On October 23, 2000, we reacquired from Aventis its marketing, sales and distribution rights to GLIADEL(R) Wafer in consideration for the issuance to Aventis of 300,000 shares of our common stock. Aventis continued to market, sell and distribute GLIADEL(R) Wafer until December 31, 2000. On January 1, 2001, we assumed full responsibility for all aspects of marketing, sales and the distribution of GLIADEL(R) Wafer worldwide (except in Scandinavia, where our Scandinavian distributor and marketing partner, Orion Corporation Pharma will continue to distribute the product).

We have also licensed from others and internally developed on our own:

        - technologies that may be useful in preventing and treating certain neurological diseases and conditions;

        - AQUAVAN(TM) Injection; a novel prodrug of propofol, a widely-used anesthetic; and

        - a new class of biodegradable polymers different from the type used in GLIADEL(R) Wafer, including PACLIMER(R) Microspheres and LIDOMER(TM) Microspheres, which we are developing for the targeted and controlled delivery of cancer chemotherapeutics and other drugs, including drugs for pain management.

        As we discuss in greater detail below, if compounds, which are the subject of our collaboration with Amgen, attain certain regulatory and/or development objectives, we are eligible to receive certain milestone and other payments from Amgen. We view these potential payments as significant future revenue and/or capital raising opportunities. As we discuss in the 2000 Form 10-K, we cannot be sure that Amgen will achieve the designated milestones and that we will receive any or all of the milestone payments for which we are eligible under our existing collaboration with Amgen. We also cannot be sure that we will be able to enter into collaborations in the future with others for the research, development, and/or commercialization of our technologies.

        Additionally, prior to the reacquisition of GLIADEL(R) Wafer, we had received milestone and other payments from Aventis; for example, in March and September 2000, we earned non-refundable milestone payments of $1.0 million each from Aventis upon receipt of approval to market and sell GLIADEL(R) Wafer for the recurrent surgery indication in Spain and the U.K. As a result of the reacquisition of GLIADEL(R) Wafer, we will not be receiving such payments from Aventis.

        We have not marketed, sold and distributed a drug before; therefore, we cannot be certain of the level of revenue we will be able to achieve from our commercialization of GLIADEL(R) Wafer following our assumption of these activities as of January 1, 2001. In order to assist us in selling GLIADEL(R) Wafer, we have entered into an agreement with Cardinal Health Sales and Marketing Services, a division of Redkey, Inc. ("Cardinal"). Additionally, we have begun to establish on our own certain aspects of a commercial operations function, including medical affairs, reimbursement and marketing.

        Since the commercial launch of GLIADEL(R) Wafer in the United States in February 1997 through December 31, 2000, we have recognized an aggregate of $24.5 million in product sales and royalties. Of this amount, $15.5 million represents revenues from sales of GLIADEL(R) Wafer to both Aventis and Orion Corporation Pharma. The additional $9.0 million are royalties paid to us from Aventis on its sales of GLIADEL(R) Wafer to third parties, such as hospitals.

        As we discuss below and in greater detail in the 2000 Form 10-K, a number of factors subject our future sales of GLIADEL(R) Wafer to significant risk and uncertainty. We cannot be sure that our sales of GLIADEL(R) Wafer will increase over time or at all. Prior to the reacquisition of GLIADEL(R) Wafer, we have not had responsibility for the marketing, sales and distribution of GLIADEL(R) Wafer. Increasing sales of GLIADEL(R) Wafer are contingent upon, among other things, the following:

        - developing a marketing, sales and distribution network for GLIADEL(R) Wafer;

        - making certain international regulatory filings and obtaining clearances to market GLIADEL(R) Wafer for the recurrent surgery indication or the first surgery indication;

        - obtaining authorization from the U.S. Food and Drug Administration ("FDA") and international health regulatory authorities to expand the labeled indications for GLIADEL(R) Wafer;

        - obtaining permission to sell GLIADEL(R) Wafer in those countries that require pricing approval at prices that are acceptable to those countries and to us; and

        - the ability of patients to receive reimbursement for the cost of GLIADEL(R) Wafer from insurance carriers and governmental authorities.

        Additionally, we cannot control the timing and extent of governmental clearances, nor can we be sure that we will attain any of these regulatory objectives. We also cannot be certain of the degree of acceptance of GLIADEL(R) Wafer by neurosurgeons, payors and patients in the United States and internationally, based on previously available clinical data, data from the Phase III first surgery trial announced in November 2000 and actual clinical experience with the marketed drug. Even if the market were to increasingly accept the product, we cannot be certain that our marketing, sales and distribution efforts will be successful.

        In August 1997, we entered into a collaboration with Amgen to research, develop, and commercialize our FKBP neuroimmunophilin ligand technology. Under our agreement with Amgen, Amgen paid us $35 million in 1997. Of this amount, Amgen paid $15 million in the form of a one-time, non-refundable signing fee upon signing the agreement. Amgen paid us the remaining $20 million for the purchase of 640,095 shares of our common stock and warrants to purchase up to an additional 700,000 shares of our common stock. These warrants are exercisable for five years and have an exercise price of $35.15 per share. We also granted to Amgen certain rights to register shares of our common stock with the SEC for sale in the public markets.

        As part of this collaboration, Amgen agreed to fund up to a total of $13.5 million to support our research relating to the FKBP neuroimmunophilin ligand technology. This research funding began on October 1, 1997 and was payable quarterly over three years. The last quarterly payment was made on July 1, 2000. Since the inception of the agreement through December 31, 2000, we had recognized an aggregate of $13.5 million in research support from Amgen under our collaboration arrangement.

        Our agreement also requires that Amgen make milestone payments to us if Amgen achieves specified regulatory and product development milestones. If Amgen is able to meet all of these milestones for each of ten different specified clinical indications (i.e., uses), then these payments could total up to $392 million in the aggregate. As of December 31, 2000, we had recognized an aggregate of $6.0 million in milestone payments from Amgen. Amgen is also required to pay us royalties on its sales to third parties of any product(s) that result from our collaboration.

        As we discuss below and in greater detail in the 2000 Form 10-K, we cannot be sure that Amgen will be successful in its efforts to develop one or more FKBP neuroimmunophilin compounds (including NIL-A) into products that the FDA and international regulatory authorities will approve as safe and effective drugs for neurological or other uses. Consequently, we cannot be sure that we will earn any of the milestone payments related to these regulatory and product development activities.

        In addition to revenues related to net product sales and royalties from GLIADEL(R) Wafer, the only other significant revenues we recognized in 2000 consisted of:

        - $8.6 million in non-cash contract revenues under the Aventis and Amgen agreements pursuant to adoption of SEC Staff Accounting Bulletin No. 101 ("SAB 101");

        -       $2.0 million in milestone payments from Aventis; and

        - $3.4 million in research support from Amgen relating to the FKBP neuroimmunophilin ligand technology.

        As a result of our recent reacquisition of the marketing, sales and distribution rights for GLIADEL(R) Wafer, we will not be receiving any future milestone payments from Aventis. As we discuss below and in greater detail in the 2000 Form 10-K, whether Amgen will ever make milestone or royalty payments to us in the future is subject to significant risk and uncertainty. We cannot be sure that we will recognize any significant revenues from Amgen in the future.

        For the year ended December 31, 2000, we incurred a net loss of $47.1 million. Since inception through December 31, 2000, we had an accumulated deficit of $130.0 million. Our accumulated deficit is equal to the sum of our cumulative profits and losses since inception in July 1993.

        We do not expect 2001 to be profitable. We cannot be sure that we will ever achieve or sustain profitability in the future. Furthermore, our revenues and expenses have fluctuated significantly in the past because of the nature and timing of their sources. We expect fluctuations in our revenues and expenses to continue, and thus our operating results should also vary significantly from quarter-to-quarter and year-to-year. A variety of factors cause these fluctuations, including:

        -       the timing and amount of sales of GLIADEL(R) Wafer;

        - the timing and recognition of upfront and milestone payments from corporate partners;

        - the timing and amount of expenses relating to our research and development, product development, and manufacturing activities;

        - the extent and timing of costs related to our activities to obtain, extend, enforce and/or defend our patent and other rights to our intellectual property; and

        - the cost of developing a marketing, sales and distribution network for our GLIADEL(R) Wafer product.

        We expect that expenses in all areas of our business will continue to increase. These areas include research and product development, pre-clinical testing, human clinical trials, regulatory affairs, operations, manufacturing, selling, and general and administrative activities. In addition, we expect the number of employees working at our Company to continue to increase. At December 31, 2000, we had 254 full-time employees, which compares to 228 and 218 full-time employees at December 31, 1999 and 1998, respectively.

        Our ability to achieve or sustain profitability in the future will depend on many factors, including:

        -       the level of future sales of GLIADEL(R) Wafer;

        - our ability to arrange for marketing, sales and distribution of GLIADEL(R) Wafer in the U.S. and internationally, either by ourselves or through outsourcing such activities to third party vendors such as Cardinal;

        - the ability, either alone or with others, to develop our product candidates successfully, including NIL-A with Amgen, AQUAVAN(TM) Injection, GPI-5693, PACLIMER(R) Microspheres, LIDOMER(TM) Microspheres and any other product candidates;

        - the extent of any human clinical trials and related costs necessary to develop our product candidates;

        - our ability, either alone or with others, to obtain required regulatory approvals to market our product candidates;

        - our ability and that of our corporate partners to manufacture products at reasonable cost;

        - our ability and that of our collaborators to market, sell and distribute and be reimbursed or otherwise paid for products successfully;

        - our ability to enter into acceptable collaborative arrangements for our technologies;

        - our ability to invent or acquire new technologies and/or in-license new technologies from others; and

        - our ability to obtain, acquire, defend, and/or enforce patents on new and existing technologies.



        Future product sales of GLIADEL(R) Wafer are subject to certain risks and uncertainties including the following:

        - we have never marketed or sold our products directly before and we may not be successful in our efforts to market, sell and distribute GLIADEL(R) Wafer through Cardinal, or otherwise;

        - neurosurgeons and their patients may not accept GLIADEL(R) Wafer for a number of reasons;

        - we may not be successful in our attempts to obtain any additional regulatory and marketing approvals to market GLIADEL(R)

                Wafer (including approval for GLIADEL(R) Wafer to be used at the time of initial surgery) and sell GLIADEL(R) Wafer at acceptable prices;

        - patients may not be able to receive reimbursement for the cost of GLIADEL(R) Wafer from their insurance carriers or from governmental authorities;

        - BCNU, the chemotherapeutic agent we use in GLIADEL(R) Wafer, is currently only available from two suppliers, and thus this material may not be available for GLIADEL(R) Wafer manufacture; and

        - our current manufacturing plants for GLIADEL(R) Wafer are located in close proximity to each other in Baltimore, Maryland, and thus, are subject to the risk that natural disasters or other factors may adversely affect their operation and interrupt GLIADEL(R) Wafer manufacturing.

        As we note in the section captioned "Risk Factors" in the 2000 Form 10-K there is no guarantee that we or Amgen will be able to successfully develop any FKBP neuroimmunophilin compounds, including NIL-A, or other product candidates into safe and effective drug(s) for neurological or other uses. Consequently, we may not earn additional milestone payments related to Amgen's development activities or revenues related to product sales. In particular, the research, development, and commercialization of early-stage technology, like the FKBP neuroimmunophilin ligand technology, are subject to significant risks and uncertainty. These risks involve those relating to, among other things:

        -       selection of appropriate lead compounds;

        - successful completion of pre-clinical and clinical development activities;

        - the need to obtain regulatory clearances in the U. S. and elsewhere to market and sell drug products;

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

RESULTS OF OPERATIONS

    In this section we discuss our 2000, 1999, and 1998 revenues, costs and expenses, and other income and expenses, as well as the factors affecting each of them.

REVENUES

        In 2000, 1999, and 1998 our revenues primarily came from the following sources:

        - net product sales of GLIADEL(R) Wafer to our marketing, sales and distribution partners;

        - royalty payments from Aventis on its sales of GLIADEL(R) Wafer to others, primarily hospitals;

        -       one-time rights or milestone payments from Aventis and Amgen;

        - non-cash contract revenues under the Aventis and Amgen agreements pursuant to adoption of SAB 101;

        -       quarterly research funding from Amgen; and

        - amounts Aventis reimbursed to us for costs related to our efforts to develop a high-dose GLIADEL(R) Wafer product.

In 2000, 1999, and 1998, we recognized net revenues of $18.1 million, $21.6 million, and $12.5 million, respectively.

These revenues consisted primarily of the following:

                                                                            2000        1999        1998
                                                                         ----------  ----------  -------
                                                                                   (IN MILLIONS)
                        REVENUES RELATED TO GLIADEL(R) WAFER:
                            Net product sales                             $ 1.5       $ 4.4       $ 3.9
                            License fees and royalties                      2.4         2.4         2.7
                            Non-recurring rights and milestone payments     6.9         4.5          --
                        REVENUES FROM AMGEN:
                            Non-recurring rights and milestone payments     3.7         5.0         1.0
                            Research funding under collaborative
                              agreements                                    3.4         4.5         4.5

GLIADEL(R) WAFER PRODUCT SALES

        We earned $1.5 million, $4.4 million and $3.9 million for the years ended December 31, 2000, 1999, and 1998, respectively, from the net product sales of GLIADEL(R) Wafer to our marketing, sales and distribution partners, Aventis (for the entire world, except Scandinavia and Japan) and Orion Corporation Pharma (for Scandinavia only). The decrease in revenues attributable to sales of GLIADEL(R) Wafer to Aventis in 2000 compared to 1999 is the result of Aventis managing existing inventory to meet their current sales requirement.

ROYALTIES ON GLIADEL(R) WAFER SALES TO THIRD PARTIES

        Net royalty revenues on Aventis' sales of GLIADEL(R) Wafer to third parties were $2.4 million, $2.4 million, and $2.6 million for the years ended December 31, 2000, 1999, and 1998, respectively. These royalty payments are a function of the demand for the product in the market. Net royalty revenues generated from Aventis's sales of GLIADEL(R) Wafer to third parties remained constant in 2000 compared to 1999. We believe Aventis' sales of GLIADEL(R) Wafer to third parties decreased in 1999 as compared to 1998 because the sales force at Aventis was restructured in 1999.

        A number of factors subject our future sales of GLIADEL(R) Wafer to significant risk and uncertainty. Additional factors such as, our ability to market, sell and distribute the GLIADEL(R) Wafer through Cardinal and on our own may also affect GLIADEL(R) Wafer sales. We cannot be sure that GLIADEL(R) Wafer sales will increase from, or even remain at, current levels or will ever generate significant revenues for us in the future.

CONTRACT REVENUES

        Contract revenues were $10.6 million, $9.5 million and $1.0 million for the years ended December 31, 2000, 1999 and 1998, respectively. The increase in contract revenues in 2000 compared to 1999 is due to the adoption of SAB 101, in the fourth quarter of 2000, effective January 1, 2000. Generally accepted accounting principles previously allowed us to recognize as revenue certain non-refundable upfront fees at the inception of the arrangement. Under SAB 101, collaborative arrangements that include a non-refundable upfront fee and contain an element of continuing involvement must be deferred and recognized as revenue over the involvement period. For the year ended December 31, 2000, we recognized $8.6 million of contract revenues that were deferred upon adoption of SAB 101.

COST OF SALES

        Our cost of sales for the years ended December 31, 2000, 1999, and 1998 were $1.4 million, $2.3 million, and $2.0 million, respectively, including unabsorbed manufacturing overhead of $0.6 million for the year ended December 31, 2000. Cost of sales as a percentage of net product sales revenue were approximately 53% for the years ended December 31, 2000, 1999 and 1998, excluding the aforementioned unabsorbed manufacturing overhead. The cost to manufacture GLIADEL(R) Wafer at current market levels can vary materially with production volume. Production volume in turn is dependent upon purchase orders. As a result of the reacquisition of GLIADEL(R) Wafer, we did not manufacture GLIADEL(R) Wafer during the three-month period ended September 30, 2000. Therefore, the fixed overhead costs associated with our manufacturing capabilities (unabsorbed manufacturing overhead) are included in cost of sales. To the extent that GLIADEL(R) Wafer production levels increase in the future, we anticipate that the unit cost to manufacture GLIADEL(R) Wafer may decrease, although we cannot be sure that GLIADEL(R) Wafer product sales will ever reach levels necessary for us to realize such a reduction in the per unit cost of manufacturing GLIADEL(R) Wafer. To the extent that GLIADEL(R) Wafer production levels decrease, we anticipate that the unit cost to manufacture GLIADEL(R) Wafer will increase. Based on our experience to date, we would expect the cost of net product sales of GLIADEL(R) Wafer to fluctuate from quarter to quarter.

RESEARCH AND DEVELOPMENT EXPENSES

        Our research and development expenses were $46.9 million, $41.9 million, and $37.7 million for the years ended December 31, 2000, 1999, and 1998, respectively. Our research and development expenses increased in 2000 compared to 1999 due primarily to the acceleration in the development of AQUAVAN(TM) Injection , which we in-licensed during 2000. Our research and development expenses increased in 1999 compared to 1998 as a result of research and product development activity with respect to our NAALADase inhibitor and PARP inhibitor neuroprotectant programs, our FKBP neuroimmunophilin compound program, and our polymer development program, including our polymer oncology candidate, PACLIMER(R) Microspheres.

        At December 31, 2000, we employed 211 individuals on a full-time basis in the areas of research, development, and manufacturing. We employed 193 individuals and 185 individuals in these areas at December 31, 1999 and 1998, respectively.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

        Our selling, general and administrative ("SG&A") expenses were $14.1 million, $11.3 million, and $10.5 million for the years ended December 31, 2000, 1999, and 1998, respectively. Our SG&A expenses increased in 2000 compared to 1999 due to the following:

        - $1.8 million in costs associated with the reacquisition and re-launch of GLIADEL(R) Wafer; and


        - higher personnel costs as we increased staff in certain administrative departments.

        Our SG&A expenses increased in 1999 compared to 1998, due to increase in personnel costs and other costs to support our research, product development, and commercialization efforts.

        We include the costs to prepare, file, and prosecute domestic and international patent applications and for other activities to establish and preserve our intellectual property rights in our selling, general and administrative expenses. These costs also increased from 1998 through 2000. We anticipate that our SG&A expenses will continue to increase in future periods as we build the infrastructure to support the marketing, sales and distribution of GLIADEL(R) Wafer.

        At December 31, 2000, we employed 43 individuals on a full-time basis in selling, general and administrative areas compared to 35 and 33 at December 31, 1999 and 1998, respectively.

MERGER COSTS

       On August 28, 2000, we terminated the Agreement and Plan of Merger previously entered into on May 29, 2000 with Gliatech, Inc. We incurred costs related to the proposed merger transaction of $1.4 million for the year ended December 31, 2000.

OTHER INCOME AND EXPENSE

        Other income and expense consists primarily of investment income on our monetary investments and interest expense on our debt and other financial obligations. Our investment income was $7.7 million, $7.7 million, and $8.9 million for the years ended December 31, 2000, 1999, and 1998, respectively. Investment income in 2000 compared with 1999 remained the same. Average cash balances available for investment during 2000 were comparable to 1999. The decrease in 1999 compared to 1998 was primarily due to lower average amounts invested during the course of the year. We incurred interest expense of $0.5 million, $0.6 million and $0.8 million for the years ended December 31, 2000, 1999, and 1998, respectively. These expenses resulted primarily from loans from a commercial bank that helped fund the construction of our manufacturing, administrative, and research and development facilities and the purchase of certain furniture and equipment. Because we continued to repay these loans, resulting in a lower average principal balance during 2000, interest expense decreased in 2000 as compared to 1999 and 1998. We describe these interest expenses in Notes 4 and 8, "Interest Rate Swap Agreements" and "Indebtedness," on pages 41 and 42, respectively, to the footnotes to our consolidated financial statements.

CUMULATIVE  EFFECT OF A CHANGE IN ACCOUNTING PRINCPLE

        We recorded a non-cash charge to 2000 earnings of $8.6 million as the cumulative effect of a change in accounting principle for the implementation of SAB 101. Generally accepted accounting principles previously allowed us to recognize as revenue certain non-refundable upfront fees at the inception of a collaborative arrangement. Under SAB 101, non-refundable upfront fee arrangements that contain an element of continuing involvement must be deferred and recognized as revenue over the period of involvement. As of December 31, 2000, the Company has recognized as revenue the full amount of non-refundable upfront fee payments subject to deferral under SAB 101.

LIQUIDITY AND CAPITAL RESOURCES

        Our cash, cash equivalents, and investments were approximately $109.5 million at December 31, 2000. Of this amount, we pledged $18.3 million as collateral for certain of our loans and other financial lease obligations. In addition to these restricted investments, the Company is required to maintain, in the aggregate, unrestricted cash, cash equivalents, and investments of $40 million at all times under the terms of certain of its financial obligations. In January 2001, we received an additional $42.6 million, as a result of the sale of 2.5 million shares of our common stock under a shelf registration statement.

        Our total debt decreased to $7.6 million at December 31, 2000, compared to $9.4 million at December 31, 1999. This decrease resulted primarily because of our continued repayment of principal under our loans with a commercial bank offset by the increase for capitalized leases.

        We have funded our capital expenditures by either leasing the equipment pursuant to our equipment lease arrangements or purchasing the equipment utilizing our existing cash. We funded capital expenditures of $3.5 million, $4.1 million and $8.6 million for the years ended December 31, 2000, 1999 and 1998, respectively. Of the capital expenditures funded during the year ended December 31, 2000, $3.0 million were funded pursuant to equipment lease arrangements and $0.5 million were acquired through the use of our cash.

        Subsequent to December 31, 2000, we agreed in principle to a master lease arrangement with an equipment leasing company that permits us to lease up to $7.2 million in eligible equipment, including computer hardware and software, and furniture and fixtures. The term of any lease under this arrangement will be three years. Our ability to draw on this master lease arrangement expires on December 31, 2002.

        We expect our existing financing arrangements, our internal capital resources, and potential external sources of funds to provide for our current equipment needs at least through the end of 2001. If we decide to expand our research and development programs beyond current expectations or if we engage in acquisitions, our capital equipment requirements could increase, and thus, we may require additional capital funding.

        In 1997, in order to meet our anticipated future facilities needs, we initiated a project to design, construct, and lease a research and development facility. To accomplish this task, in February 1998 we entered into an operating lease and other related agreements with a commercial bank and related entities in connection with such a facility. This facility, which was substantially completed in June 1999, was constructed adjacent to our current headquarters in Baltimore, Maryland. This facility is owned by a trust affiliated with a commercial bank (the "Trust") and provides approximately 73,000 square feet of research and development capacity. The initial lease term expires in February 2005. At the end of the initial lease term, the Company may lease the facility, purchase the building, or arrange for the sale of the building to a third party. In the event the building is sold to a third party, the Company will be obligated to to pay the lessor any shortfall between the sales price and 83% of the lessor's net investment in the facility. We describe these arrangements with the Trust in
Note 9, "Leases," to the footnotes to our consolidated financial statements on page 43. We anticipate that this research and development facility, along with our headquarters, will support our research, development, commercialization, and administrative activities through at least the end of 2001.

        During 1998 and 1999, we entered into a series of interest rate swap transactions with a commercial bank covering $20 million in financial obligations under our lease with the Trust and $10 million with the commercial bank covering our bond and term loans. As a result, we fixed the interest rates on our financial lease obligations and debt at approximately 6% in the aggregate. Certain of the interest rate swap agreements provide the commercial bank with a call provision exercisable during 2003. We describe these interest rate swap transactions with the commercial bank in Note 4, "Interest Rate Swap Agreements," to the footnotes to our consolidated financial statements on page 41.

        During 1998, we established an unsecured, revolving line of credit for $5 million with a commercial bank. Borrowings under this line of credit are payable on demand at an interest rate of LIBOR plus 0.55%. We may draw on this line of credit from time to time to meet our short-term working capital needs. No amounts were drawn under this line of credit in 2000, 1999 or 1998.

        In 1998, our Board of Directors approved a program to purchase up to 1,000,000 shares of our common stock in the open market from time to time at our discretion. In August 1999, the Company terminated this share repurchase program. We repurchased a total of 252,500 of our shares under this program for an aggregate cash outlay of $2.7 million.

        We expect to need significantly greater capital to continue our research and product development programs and pre-clinical and clinical testing and to manufacture and market, sell and distribute our products. We will also need additional funds to meet our future facility expansion needs if necessary. Our capital requirements depend on a number of factors, including:

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

        We believe that our existing resources will be sufficient to fund our activities through at least December 31, 2001. However, we expect to need significantly greater capital in the near future to:

        - cover the costs of our commercial operations function for marketing, selling, and distributing GLIADEL(R) Wafer; and

        - increase pre-clinical and clinical development activities for development candidates such as:

                        - PACLIMER(R) Microspheres (for ovarian and other cancers);

                        - GPI-5693 (our lead NAALADase inhibitor initially targeting neuropathic pain and disease modifications of diabetic neuropathy);

                        - AQUAVAN(TM) Injection (our propofol prodrug for sedation);

                        - LIDOMER(TM) Microspheres (our delayed release lidocaine analgesic product candidate targeting post-surgical pain); and

                        -       PARP inhibitors.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

        In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133") as amended by SFAS 137 and SFAS
138. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires companies to recognize all derivatives as either assets or liabilities on the balance sheet at their respective fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. As required under SFAS 137, the Company will adopt SFAS 133, as amended, in the first quarter of 2001. Management has evaluated the impact of SFAS 133 in connection with the Company's use of derivatives in managing interest rate risks. The Company's exposure to derivatives is limited to interest rate swap agreements that are highly effective in managing the Company's interest rate exposure. Consequently, the implementation of SFAS 133 is not expected to have a material impact on the financial position and results of operation of the Company.

OUTLOOK

        During the year 2001, we expect sales of GLIADEL(R) Wafer to be between $17.0 million and $22.0 million (the result of recording the full value of sales of GLIADEL (R) Wafer). Sales from GLIADEL(R) Wafer may be greater if we receive a first surgery label in the United States and internationally, especially if GLIADEL(R) Wafer were to achieve "standard of care" acceptance by the neurosurgical community.

        We plan to seek additional revenues from partnering activities in 2001. From time to time, we are in discussions with potential partners regarding international rights to our products and product candidates, including GLIADEL(R) Wafer and GPI 5693. As a result of SAB 101, we are currently not able to define the extent to which any payments received in 2001 from partnering activities would be recorded as revenue.

        We expect that our total expenses for 2001, will increase over 2000, primarily due to costs related to establishing and supporting our commercial operations and increased research and development costs as we advance our product candidates (PACLIMER(R) Microspheres, GPI-5693, AQUAVAN(TM) Injection and LIDOMER(TM) Microspheres) through clinical development.

        We currently anticipate that research and development expenses in 2001 will increase by approximately $10.0 million when compared to 2000. As we stated above, most of this increase will be related to increased clinical development costs. We anticipate that general and administrative costs will be consistent with 2000. Marketing, sales and distribution costs will be part of the operating statement for the full year in 2001. We would expect such costs to be between $12 million to $14 million for 2001. Cost of sales as a percentage of net sales will range from 10% to 15% (the result of recording the full value of sales of GLIADEL(R) Wafer).

        During 2001, we expect to file and hope to obtain a supplemental New Drug Application for GLIADEL(R) Wafer for first surgery indication from the FDA, and to re-launch GLIADEL(R) Wafer directly though our own marketing and sales organization. We also expect to report results from our Phase I clinical trials of GPI 5693, AQUAVAN (TM) Injection, and PACLIMER(R) Microspheres and our neuroimmunophilin Phase II clinical trial.

        In January 2001, we sold approximately 2.5 million shares of our common stock under a shelf registration, which generated net proceeds of approximately $42.6 million. We expect that our cash burn rate will be in the range of $30 million to $35 million for 2001. We expect our capital expenditures in 2001 will be between $2.0 million and $2.5 million.

                          Independent Auditors' Report



The Board of Directors and Stockholders of
Guilford Pharmaceuticals Inc.:


We have audited the accompanying consolidated balance sheets of Guilford Pharmaceuticals Inc. and subsidiaries (the "Company") as of December 31, 2000 and 1999, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standard generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Guilford Pharmaceuticals Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company changed its revenue recognition policy for non-refundable upfront fees in 2000.


/s/ KPMG LLP

Philadelphia, Pennsylvania
February 9, 2001

                          GUILFORD PHARMACEUTICALS INC.
                                AND SUBSIDIARIES



                           CONSOLIDATED BALANCE SHEETS
                                AS OF DECEMBER 31
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                2000          1999
                                                              ---------     ---------
                           ASSETS
Current assets:
    Cash and cash equivalents                                 $  32,806     $  14,336
    Investments                                                  58,309       108,997
    Accounts receivable                                             844         1,020
    Inventories                                                   2,168         1,348
    Prepaid expenses and other current assets                     1,652           752
                                                              ---------     ---------
          Total current assets                                   95,779       126,453
Investments - restricted                                         18,335        21,385
Property and equipment, net                                      12,048        15,793
Intangible asset, net                                             8,272          --
Other assets                                                      1,199           611
                                                              ---------     ---------
                                                              $ 135,633     $ 164,242
                                                              =========     =========

            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                           $   4,145     $   3,085
   Current portion of long-term debt                              2,481         2,214
   Accrued payroll related costs                                  2,911         2,070
   Accrued contracted services                                    2,693         2,066
   Accrued expenses and other current liabilities                 1,444         1,550
   Deferred income                                                 --           1,125
                                                              ---------     ---------
          Total current liabilities                              13,674        12,110

Long-term debt, net of current portion                            5,130         7,152
                                                              ---------     ---------


          Total liabilities                                      18,804        19,262
                                                              ---------     ---------

Stockholders' equity:
   Preferred stock, par value $.01 per share;
        authorized 4,700,000 shares,  none issued                  --            --
   Series A junior participating preferred stock,
        par value $.01 per share; authorized 300,000
        shares, none issued                                        --            --
   Common stock, par value $.01 per share;
        authorized 75,000,000 shares,
       24,318,982 and 23,328,313 issued
        at December 31, 2000 and 1999,
        respectively                                                243           233
   Additional paid-in capital                                   250,858       232,913
   Accumulated deficit                                         (130,004)      (82,877)
   Accumulated other comprehensive loss                            (823)       (1,838)
   Note receivable from officer                                     (60)          (60)
   Treasury stock, at cost:  262,985 and 274,880 shares at
       December 31, 2000 and 1999, respectively                  (3,277)       (3,284)
   Deferred compensation                                           (108)         (107)
                                                              ---------     ---------
          Total stockholders' equity                            116,829       144,980
                                                              ---------     ---------
                                                              $ 135,633     $ 164,242
                                                              =========     =========

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                          GUILFORD PHARMACEUTICALS INC.
                                AND SUBSIDIARIES



                      CONSOLIDATED STATEMENTS OF OPERATIONS
                             YEARS ENDED DECEMBER 31
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                          2000         1999         1998
                                                                                        --------     --------     --------

Revenues:
    Contract revenues                                                                   $ 10,625     $  9,500     $  1,000
    Net product sales                                                                      1,492        4,371        3,860
    License fees and royalties                                                             2,369        2,427        2,713
    Revenues under collaborative agreements                                                3,570        5,263        4,910
                                                                                        --------     --------     --------
       Total revenues                                                                     18,056       21,561       12,483

Costs and Expenses:
    Cost of sales                                                                          1,358        2,308        2,036
    Research and development                                                              46,900       41,922       37,722
    Selling, general and administrative                                                   14,144       11,281       10,546
    Merger costs                                                                           1,403         --           --
                                                                                        --------     --------     --------
       Total costs and expenses                                                           63,805       55,511       50,304
                                                                                        --------     --------     --------

Operating loss                                                                           (45,749)     (33,950)     (37,821)

Other Income (Expense):
    Investment income                                                                      7,689        7,671        8,855
    Interest expense                                                                        (504)        (640)        (768)
    Other income                                                                              62           51           36
                                                                                        --------     --------     --------
Loss before the cumulative effect of an accounting change                                (38,502)     (26,868)     (29,698)

Cumulative effect of an accounting change                                                 (8,625)        --           --
                                                                                        --------     --------     --------
Net loss                                                                                $(47,127)    $(26,868)    $(29,698)
                                                                                        ========     ========     ========

Basic and diluted loss per common share:
   Loss before the cumulative effect of an accounting change                            $  (1.64)    $  (1.31)    $  (1.52)

   Cumulative effect of an accounting change                                               (0.36)        --           --
                                                                                        --------     --------     --------
   Net loss                                                                             $  (2.00)    $  (1.31)    $  (1.52)
                                                                                        ========     ========     ========

Weighted-average shares outstanding used to compute basic and diluted loss per share      23,517       20,475       19,479
                                                                                        ========     ========     ========

Pro forma amounts assuming the change in application of accounting principle applied retroactively:

Net loss                                                                                $(38,502)    $(21,118)    $(23,948)
                                                                                        ========     ========     ========

Net loss per common share                                                               $  (1.64)    $  (1.03)    $  (1.23)
                                                                                        ========     ========     ========



SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                          GUILFORD PHARMACEUTICALS INC.
                                AND SUBSIDIARIES



           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                        COMMON STOCK                                   ACCUMULATED
                                                                     -------------------   ADDITIONAL                     OTHER
                                                                      NUMBER                PAID-IN     ACCUMULATED   COMPREHENSIVE
                                                                     OF SHARES    AMOUNT    CAPITAL       DEFICIT     INCOME (LOSS)
                                                                     ---------    ------   ----------   -----------   -------------

BALANCE, JANUARY 1, 1998                                             19,387,946    $194     $185,205    $ (26,311)       $   426
Comprehensive loss
  Net loss                                                                                                (29,698)
  Other comprehensive income:
    Unrealized gain on available-for-sale securities                                                                         450

Total comprehensive loss

Issuances of common stock                                               206,370       2        1,485
Purchase of 41,677 shares of common stock
Stock option compensation                                                                        449
Amortization of deferred compensation
                                                                     ----------    ----     --------    ---------        -------
BALANCE, DECEMBER 31, 1998                                           19,594,316    $196     $187,139    $ (56,009)       $   876
Comprehensive loss:
  Net loss                                                                                                (26,868)
  Other comprehensive loss:
     Unrealized loss on available-for-sale securities                                                                     (2,714)

Total comprehensive loss

Issuance of common stock in private placement at $13.50 per share,
  net of offering costs                                               3,360,000      34       42,374
Other issuances of common stock                                         373,997       3        2,601
Purchase of  224,150 shares of common stock
Distribution of 26,494 shares of treasury stock to 401(k) plan                                    28
Stock option compensation                                                                        947
Amortization of deferred compensation
Forfeiture of unvested restricted stock                                                        (176)
                                                                     ----------    ----     --------    ---------        -------
BALANCE, DECEMBER 31, 1999                                           23,328,313    $233     $232,913    $ (82,877)       $(1,838)
Comprehensive loss:
   Net loss                                                                                               (47,127)
   Other comprehensive income:
     Unrealized gain on available-for-sale securities                                                                      1,015

Total comprehensive loss

Common stock issued in exchange for intangible asset                    300,000       3        7,984
Other issuances of common stock                                         690,669       7        9,532
Purchase of  8,285 shares of common stock
Distribution of 20,180 shares of treasury stock to 401(k) plan                                   139
Stock option compensation                                                                        290
Amortization of deferred compensation
                                                                     ----------    ----     --------    ---------        -------
BALANCE, DECEMBER 31, 2000                                           24,318,982    $243     $250,858    $(130,004)       $  (823)
                                                                     ==============================================================


                                                                         NOTE
                                                                       RECEIVABLE                                       TOTAL
                                                                          FROM         TREASURY        DEFERRED     STOCKHOLDERS'
                                                                        OFFICER     STOCK, AT COST   COMPENSATION       EQUITY
                                                                       ----------   --------------   ------------   -------------

BALANCE, JANUARY 1, 1998                                                  $(60)        $  (878)         $(282)         $158,294
Comprehensive loss
  Net loss                                                                                                              (29,698)
  Other comprehensive income:
    Unrealized gain on available-for-sale securities                                                                        450
                                                                                                                       --------
Total comprehensive loss                                                                                               $(29,248)
                                                                                                                       --------
Issuances of common stock                                                                                (191)            1,296
Purchase of 41,677 shares of common stock                                                 (521)                            (521)
Stock option compensation                                                                                                   449
Amortization of deferred compensation                                                                     109               109
                                                                          ----         -------          -----          --------
BALANCE, DECEMBER 31, 1998                                                $(60)        $(1,399)         $(364)         $130,379
Comprehensive loss:
  Net loss                                                                                                              (26,868)
  Other comprehensive loss:
     Unrealized loss on available-for-sale securities                                                                    (2,714)
                                                                                                                       --------
Total comprehensive loss                                                                                               $(29,582)
                                                                                                                       --------
Issuance of common stock in private placement at $13.50 per share,
  net of offering costs                                                                                                  42,408
Other issuances of common stock                                                                                           2,604
Purchase of  224,150 shares of common stock                                             (2,209)                          (2,209)
Distribution of 26,494 shares of treasury stock to 401(k) plan                             324                              352
Stock option compensation                                                                                                   947
Amortization of deferred compensation                                                                      81                81
Forfeiture of unvested restricted stock                                                                   176               -
                                                                          ----         -------          -----          --------
BALANCE, DECEMBER 31, 1999                                                $(60)        $(3,284)         $(107)         $144,980
Comprehensive loss:
   Net loss                                                                                                             (47,127)
   Other comprehensive income:
     Unrealized gain on available-for-sale securities                                                                     1,015
                                                                                                                       --------
Total comprehensive loss                                                                                               $(46,112)
                                                                                                                       --------
Common stock issued in exchange for intangible asset                                                                      7,987
Other issuances of common stock                                                                           (56)            9,483
Purchase of  8,285 shares of common stock                                                 (237)                            (237)
Distribution of 20,180 shares of treasury stock to 401(k) plan                             244                              383
Stock option compensation                                                                                                   290
Amortization of deferred compensation                                                                      55                55
                                                                          ----         -------          -----          --------
BALANCE, DECEMBER 31, 2000                                                $(60)        $(3,277)         $(108)         $116,829
                                                                          =====================================================



See accompanying notes to consolidated financial statements.

                          GUILFORD PHARMACEUTICALS INC.
                                AND SUBSIDIARIES


                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             YEARS ENDED DECEMBER 31
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                   2000       1999       1998
                                                                                                   ----       ----       ----
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                                                     $ (47,127)  $(26,868)  $(29,698)
   Adjustments to reconcile net loss to net cash used in operating activities:
      Depreciation and amortization                                                                 4,321      5,118      3,601
      Non-cash compensation expense                                                                   893        866        558
   Changes in assets and liabilities:
      Accounts receivable, prepaid expenses and other assets                                         (865)       (37)    (1,270)
      Inventories                                                                                    (820)       (57)        51
      Accounts payable and other current liabilities                                                  908        247        839
                                                                                                ---------   --------   --------
         Net cash used in operating activities                                                    (42,690)   (20,731)   (25,919)
                                                                                                ---------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of property and equipment                                                               (541)    (1,850)    (5,104)
   Maturities of held-to-maturity securities                                                          510      2,023     21,499
   Maturities of available-for-sale securities                                                    239,643    164,325     78,631
   Purchases of available-for-sale securities                                                    (185,400)  (179,155)   (84,222)
                                                                                                ---------   --------   --------
         Net cash provided by (used in) investing activities                                       54,212    (14,657)    10,804
                                                                                                ---------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Net proceeds from issuances of common stock                                                      9,483     45,012      1,296
   Purchase of treasury stock                                                                        (237)    (2,209)      (521)
   Proceeds from loans                                                                                -          600        -
   Principal payments on long-term debt                                                            (2,298)    (2,159)    (2,160)
                                                                                                ---------   --------   --------
         Net cash provided by (used in) financing activities                                        6,948     41,244     (1,385)
                                                                                                ---------   --------   --------
Net increase (decrease) in cash and cash equivalents                                               18,470      5,856    (16,500)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR                                                 14,336      8,480     24,980
                                                                                                ---------   --------   --------
CASH AND CASH EQUIVALENTS AT THE END OF YEAR                                                      $32,806    $14,336     $8,480
                                                                                                =========   ========   ========

Supplemental disclosures of cash flow information:
    Net interest paid                                                                                $490       $590       $784
                                                                                                =========   ========   ========

   Non-cash investing and financing activities:
      During 2000, the Company issued 300,000 shares of common stock valued at $8,000 and assumed the obligation for product returns estimated at $500 in return for the rights to market, sell and distribute GLIADEL (R) Wafer.

      Capital lease obligations of $543 were incurred in 2000 when the Company entered into new leases for certain computer equipment.


See accompanying notes to consolidated financial statements.

                          GUILFORD PHARMACEUTICALS INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



(1) ORGANIZATION AND DESCRIPTION OF BUSINESS

    Guilford Pharmaceuticals Inc. (together with its subsidiaries, "Guilford" or the "Company") is a biopharmaceutical company located in Baltimore, Maryland engaged in the development and commercialization of novel products in two principal areas: (i) targeted and controlled drug delivery systems using proprietary biodegradable polymers for the treatment of cancer and other diseases or conditions; and (ii) therapeutic and diagnostic products for neurological diseases and conditions.


(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES


Principles of Consolidation

    The consolidated financial statements include the financial statements of Guilford Pharmaceuticals Inc. and its subsidiaries, all of which are wholly owned. All intercompany balances and transactions have been eliminated in consolidation.


  Segment Information

    The Company operates primarily in one industry segment, which includes research, development, and commercialization of novel products for the healthcare industry. The Company is managed and operated as one business. A single management team that reports to the Chief Executive Officer comprehensively manages the entire business. The Company does not operate separate lines of business or separate business entities with respect to its product or product candidates. In addition, the Company operates primarily from its corporate headquarters located within the United States. Accordingly, the Company does not prepare discrete financial information with respect to separate product areas and does not have separately reportable segments as defined by Standard of Financial Accounting Standards ("SFAS") SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information.


Cash Equivalents

    Cash equivalents of $30.3 million and $10.4 million at December 31, 2000 and 1999, respectively, consist of overnight investments and money market funds. The Company classifies all highly liquid investments with an original maturity of three months or less at the time of purchase as cash equivalents.


Investments

    Investment securities at December 31, 2000 and 1999 consist of direct obligations of the U.S. government and U.S. government agencies, asset backed securities and corporate debt securities. The Company classifies investments at the time of purchase as either available-for-sale or held-to-maturity. Investments in securities that are classified as available-for-sale are carried at their fair values. Unrealized holding gains and losses on available-for-sale securities are excluded from current earnings (loss) and are reported as a separate component of stockholders' equity as "Accumulated other comprehensive
(loss)". Realized gains and losses on available-for-sale securities are determined on a specific identification basis. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the security until maturity. Held-to-maturity securities are carried at cost, adjusted for the amortized discount or premium. Dividends and interest income are recognized when earned.

    A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed to be other than temporary is an impairment that would result in a reduction in the carrying amount to fair value. Such impairment, if any, is charged to current earnings, and an adjusted cost basis for the security is established.


Investment in Equity Securities - Cost Method

    Equity investments that are less than 20% of an investee company's voting stock and where the Company lacks the ability to significantly influence the investee company are accounted for under the cost method of accounting. Under this method, the Company's share of the earnings or losses of the investee company is not included in the Consolidated Statements of Operations. A decline in market value below cost that is deemed to be other than temporary is an impairment that would result in a reduction in the carrying amount to fair value. Such impairment, if any, is charged to current earnings, and an adjusted cost basis for the security is established.


Interest Rate Swap Agreements

    As a hedge against fluctuations in interest rates, the Company entered into interest rate swap agreements to exchange a portion of its variable interest rate financial obligations for fixed rates. The Company does not speculate on the future direction of interest rates nor does the Company use these derivative financial instruments for trading purposes. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense related to the financial obligation. If an interest rate swap agreement is terminated prior to its maturity, the gain or loss is recognized over the remaining original life of the interest rate swap agreement if the item hedged remains outstanding, or immediately, if the item hedged does not remain outstanding. If the interest rate swap agreement is not terminated prior to maturity, but the underlying hedged item is no longer outstanding, the interest rate swap agreement is marked to market and any unrealized gain or loss is recognized immediately in income.

Inventories

    Inventories are stated at the lower of cost or market. Cost is determined using a weighted-average approach, which approximates the first-in, first-out method.

    Inventories are net of applicable reserves and allowances. Inventories include finished goods and raw materials that may be either available for sale, consumed in production, or consumed internally in the Company's development activities. Inventories identified for development activities are expensed in the period in which such inventories are designated for such use.

    In periods when production volume is less than planned, manufacturing overhead not capitalized as inventory is expensed in the period incurred and is included as part of cost of sales.


Property and Equipment

    Property and equipment are stated at cost. Depreciation and amortization are calculated on the straight-line method over the estimated useful lives of the assets, generally three to seven years for furniture and equipment, and over the shorter of the estimated useful life of leasehold improvements or the related lease term for such improvements. Upon the disposition of assets, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the Consolidated Statements of Operations. Expenditures for repairs and maintenance are expensed as incurred.


Intangible Asset

    The intangible asset, net of accumulated amortization, represents the cost to reacquire the rights to market, sell and distribute GLIADEL (R) Wafer from Aventis S.A. ("Aventis") (See Note 15). The Company is amortizing this intangible asset over a period of 10 years using the straight-line method.


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

Accounting Change

    In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), which summarizes the views of the SEC in applying generally accepted accounting principles to revenue recognition in financial statements. The Company adopted SAB 101 in the fourth quarter of 2000 effective January 1, 2000 resulting in a non-cash charge of $8.6 million or $0.36 per basic and diluted share. In accordance with SAB 101, the charge has been reflected on a separate line entitled "Cumulative effect of an accounting change" on the Consolidated Statements of Operations. Under SAB 101, non-refundable upfront fee arrangements that contain an element of continuing involvement must be deferred and recognized as revenue over the involvement period. See Note 15 for a description of the past agreements impacted by SAB
101. For the year ended December 31, 2000, the Company recognized $8.6 million of contract revenues, which were deferred upon adoption of SAB 101. The effect of the adoption of SAB 101 on the pre-change interim periods is disclosed in
Note 20.

    Pro forma amounts assuming the change in application of accounting principle applied retroactively was as follows (in thousands except for per share data):


                                                        2000             1999          1998
                                                        ----             ----          ----
Revenue                                               $18,056          $27,311        $18,233
Net loss                                             ($38,502)        ($21,118)      ($23,948)
Net loss per common share                              ($1.64)          ($1.03)        ($1.23)


Revenue Recognition

    Product sales are recognized at the time the product has received a "certificate of analysis", has been shipped and title has passed. Sales are reported net of estimated discounts, rebates, charge backs and product returns. Royalty revenue is recognized at such time as the Company's marketing, sales and distribution partner sells the product.

    Collaborative research revenue is recognized, up to the contractual limits, when the Company meets its performance obligations under the respective agreements. Payments received that relate to future performance are deferred and recognized as revenue at the time such future performance has been accomplished.

    Commencing with the adoption of SAB 101 in 2000, non-refundable upfront fee arrangements that contain an element of continuing involvement are deferred and recognized as revenue over the involvement period. Prior to the adoption of SAB 101, non-refundable upfront fee arrangements for which no further performance obligation existed were recognized when payment was received.

Milestone payments which represent a substantive step in the development process or significant achievement for the product are recognized when earned.

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


Accounting for Income Taxes

    Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that such tax rate changes are enacted.


Stock-Based Compensation

    The Company discloses information relating to stock-based compensation awards in accordance with SFAS No.123, Accounting for Stock-Based Compensation, ("SFAS 123"), and has elected to apply the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, ("APB 25"),to such compensation awards. Under the Company's employee share option plans, the Company grants employee stock options at an exercise price equal to the fair market value at the date of grant. No compensation expense is recorded with respect to such stock option grants. Compensation expense for options granted to non-employees is determined in accordance with SFAS 123 as the fair value of the consideration received or the fair value of the equity instruments issued whichever is more reliably measured. Compensation expense for options granted to non-employees is periodically re-measured as the underlying options vest.


Comprehensive Income (Loss)

    Under SFAS 130, Reporting Comprehensive Income, the Company is required to display comprehensive income (loss) and its components as part of the Company's full set of financial statements. The purpose of reporting comprehensive income
(loss) is to report a measure of all changes in equity of an enterprise that result from recognized transactions and other economic events of the period, except those resulting from investments by owners and distributions to owners. The measurement and presentation of net income (loss) did not change. Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes certain changes in equity of the Company that are excluded from net income (loss). Comprehensive income (loss) for years ended December 31, 2000, 1999 and 1998 has been reflected in the Consolidated Statements of Changes in Stockholders' Equity.

Earnings (Loss) per Share

    Basic earnings (loss) per share ("EPS") is computed by dividing earnings
(loss) by the weighted-average number of shares outstanding for the period. The computation of Diluted EPS is similar to Basic EPS except that the weighted-average number of shares outstanding for the period is increased to include the number of additional shares that would have been outstanding if the dilutive potential common shares had been issued. Potential common shares are excluded if the effect on earnings (loss) per share is antidilutive.


Fair Value of Financial Instruments

    The fair values of the Company's financial instruments, including long-term debt and interest rate swaps, are obtained from independent quotation services as monitored by the Company's investment advisors. These fair values may be based on closing prices, the mean between the bid and the asking price or a matrix based on interest rates for similar securities. For financial instruments trading less frequently, the Company's investment advisors may rely on outside pricing services or computerized pricing models.

    The carrying amounts approximate fair value for cash and cash equivalents, accounts receivable, other assets, accounts payable and accrued expenses because of the short term duration of these instruments.


Concentration of Credit Risk

    The Company invests excess cash in accordance with a policy objective that seeks to preserve both liquidity and safety of principal. The policy limits investments to certain instruments issued by institutions with strong investment grade credit ratings (as defined) at the time of purchase and places restrictions on their term to maturity and concentrations by type and issuer.


Uncertainties

    The Company is subject to various risks common to companies within the biotechnology industry. These include, but are not limited to, development by competitors of new technological innovations; dependence on key personnel; dependence on a limited number of products; risks inherent in the research and development of biotechnology products; protection of proprietary technology; estimation by the Company of the size and characteristics of the market for the Company's product(s); acceptance of the Company's product(s) by the country's regulatory agencies in which the Company may choose to sell its products, as well as the end customer; health care cost containment initiatives; and product liability and compliance with government regulations and agencies, including the U.S. Food and Drug Administration ("FDA").


Use of Estimates

    The preparation of the Company's financial statements, in conformity with accounting principles generally accepted in the United Sates of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results will likely differ from those estimates.


Significant Customer and Product

    The Company sells only one product, GLIADEL (R)(R)Wafer, a novel treatment for recurrent malignant glioblastoma multiforme, the most fatal form of brain cancer. The Company formerly marketed, sold and distributed its product through one of its partners, Aventis. Substantially all net product sales and license fees and royalties were from Aventis for years ended December 31, 2000, 1999 and 1998. As described in Note 15, the Company reacquired the rights to market, sell and distribute GLIADEL (R) Wafer during 2000. The Company will begin selling GLIADEL (R) Wafer directly to wholesalers and hospitals on January 1, 2001.


Reclassifications

    Certain prior year amounts have been reclassified to conform to the current year presentation.


New Accounting Standards

    In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No.133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133") as amended by SFAS 137 and SFAS 138. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires companies to recognize all derivatives as either assets or liabilities on the balance sheet at their respective fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. As required under SFAS 137, the Company will adopt SFAS 133, as amended, in the first quarter of 2001. Management has evaluated the impact of SFAS 133 in connection with the Company's use of derivatives in managing interest rate risks. The Company's exposure to derivatives is limited to interest rate swap agreements that are highly effective in managing the Company's interest rate exposure. Consequently, the implementation of SFAS 133 is not expected to have a material impact on the financial position and results of operation of the Company.

    In March 2000, the FASB issued Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation - an Interpretation of APB 25, ("FIN 44") which clarifies certain issues relating to stock compensation. FIN 44 is effective July 1, 2000; however, certain conclusions cover specific events that occurred prior to July 1, 2000. The adoption of FIN 44 on July 1, 2000 does not have any impact on the Company's historical financial statements.

(3) INVESTMENTS

    Investments in marketable securities as of December 31, 2000 and 1999 are as follows:


                                                                         Gross                     Gross
                                                                       Unrealized                Unrealized
                                                                        Holding                   Holding              Fair
                           2000                      Cost                Gains                     Losses             Value
                           ----                      ----                -----                     ------             -----
                                                                                   (in thousands)
         Available-for-sale:
            U.S. Treasury securities             $    28,895           $      -                   $   (162)          $  28,733
            Corporate debt securities                 38,181                  -                       (605)             37,576
            Other debt securities                     10,391                  -                        (56)             10,335
                                                 -----------           ---------                  ---------          ---------
                                                 $    77,467           $     -                    $   (823)          $  76,644
                                                 ===========           =========                  =========          =========


                           1999
                           ----

         Available-for-sale:
            U.S. Treasury securities             $    44,335           $      -                   $  ( 595)          $  43,740
            Corporate debt securities                 68,624                  -                       (872)             67,752
            Other debt securities                     18,751                  -                       (371)             18,380
                                                 -----------           ---------                  ---------          ---------
                                                     131,710                  -                     (1,838)            129,872
         Held-to-maturity:
            U.S. Treasury securities                     510                  -                          -                 510
                                                 -----------           --------                   ---------          ---------
                                                 $   132,220           $       -                  $ (1,838)          $ 130,382
                                                 ===========           =========                  =========          =========


    At December 31, 2000 and 1999, investments of $18.3 million and $21.4 million, respectively are classified as "Investments-restricted" in the accompanying consolidated balance sheets (see Notes 8 and 9).

    Maturities of investments in marketable securities classified as available-for-sale as of December 31, 2000 were as follows:


                                                                Amortized                    Fair
                                                                  Cost                      Value
                                                             ---------------                -----
                                                                             (in thousands)

            Due in 1 year or less                              $   47,230                 $  46,608
            Due in 1- 5 years                                      30,237                    30,036
                                                               ----------                 ---------
                                                               $   77,467                 $  76,644
                                                               ==========                 =========

(4) INTEREST RATE SWAP AGREEMENTS

    During 1998 and 1999, the Company entered into interest rate swap agreements with a commercial bank ("counter party") to reduce the impact of changes in interest rates on certain financial obligations (see Notes 8 and 9). These agreements have a total notional principal amount of approximately $26.6 million at December 31, 2000. The Company has effectively fixed its floating rate debt and certain financial lease obligations to an annual rate of approximately 6%. These interest rate swap agreements have approximately the same maturity dates as the financial obligations and expire on various dates through February 2005. Certain of the interest rate swap agreements provide the commercial bank with a call provision exercisable during 2003. In the event of non-performance by the counter party, the Company could be exposed to market risk related to interest rates.

    The fair value of the interest rate swap agreements were approximately $0.1 million and $1.0 million at December 31, 2000 and 1999, respectively. Current market pricing models were used to estimate fair values of interest rate swap agreements.


(5) INVENTORIES

        Inventories consist of the following:


                                                                    December 31,
                                                             ---------------------------
                                                                 2000           1999
                                                             ------------   ------------
                                                                    (in thousands)

                             Raw materials                   $        304   $        280
                             Work in process                          603            416
                             Finished goods                         1,261            652
                                                             ------------   ------------
                                                             $      2,168   $      1,348
                                                             ============   ============


 (6) PROPERTY AND EQUIPMENT

         Property and equipment consist of the following:

                                                                            December 31,
                                                                     ---------------------------
                                                                         2000                  1999
                                                                     ------------          ------------
                                                                               (in thousands)

            Laboratory equipment                                     $      4,467          $      4,789
            Manufacturing equipment                                         2,522                 2,794
            Computer and office equipment                                   5,735                 4,758
            Leasehold improvements                                         15,961                16,052
                                                                     ------------          ------------
                                                                           28,685                28,393
            Less accumulated depreciation and amortization                (16,637)              (12,600)
                                                                     ------------          ------------
                                                                     $     12,048          $     15,793
                                                                     ============          ============

(7) INTANGIBLE ASSET

         Intangible asset consists of the following:

                                                                           December 31,
                                                                       ----------------
                                                                               2000
                                                                             ---------
                                                                          (in thousands)

            Reacquisition of GLIADEL (R) Wafer rights                         $8,412
            Less accumulated amortization                                       (140)
                                                                              -------
                                                                              $8,272
                                                                              =======

    As described in note 15, the Company reacquired the rights to market, sell and distribute GLIADEL (R) Wafer during 2000. This intangible asset is being amortized over ten years.



(8) INDEBTEDNESS

    Long-term debt consists of the following:

                                                                                                  December 31,
                                                                                        -------------------------------
                                                                                           2000                 1999
                                                                                        ---------             ---------
                                                                                               (in thousands)
         Borrowings under bond financing arrangement, ** payable in monthly installments of $78, plus interest at LIBOR + 0.75% (7.554% at December
         31,2000*), with final payment due December 2004                                $   3,765           $   4,706

         Borrowings under term loan,** payable in monthly installments of $101, plus interest at LIBOR + 0.625% (7.446% at December 31, 2000*),
         with final payment due April 2003                                                  2,842               4,060

         Note payable to the City of Baltimore, interest
         at 2.0% per annum, payable in monthly installments
         of approximately $5, including principal and interest,
         with final payment due December 2009                                                 545                 600

         Capital leases***, interest imputed at 11.2% per annum,
         leases expire between July 2002 and November 2002                                    459                   -
                                                                                        ---------           ---------

         Total long-term debt                                                               7,611               9,366

         Less current portion of long-term debt                                           (2,481)              (2,214)
                                                                                        ---------           ---------

         Long-term debt, net of current portion                                         $   5,130           $   7,152
                                                                                        =========           =========

        *    See Note 4- "Interest Rate Swap Agreements"

        **   Secured by equipment and leasehold improvements

        ***  See Note 9 - "Leases"

    Aggregate maturities of long-term debt for each of the five years subsequent to December 31,2000, and thereafter are approximately: 2001, $2.5 million; 2002, $2.4 million; 2003, $1.4 million; 2004, $1.0 million; 2005, $0.1 million; and
thereafter, $0.2 million. The fair value of long-term debt is $7.1 million at December 31, 2000.


Bond financing arrangement

    In 1994, the Company entered into an $8.0 million bond financing arrangement with a commercial bank. The bond was issued by the Maryland Economic Development Corporation with 50% of the outstanding borrowings guaranteed by the Maryland Industrial Development Financing Authority ("MIDFA"). Effective June 1998, MIDFA increased its guarantee from 50% to 82% of the outstanding borrowings. Restrictive covenants

    The aforementioned debt agreements contain restrictions that require the Company to meet certain financial covenants. Under the bond financing arrangement, the Company maintained $0.6 million and $0.7 million at December 31, 2000 and 1999, respectively, as cash collateral (approximately 18.27% of the outstanding principal balance less $100,000). In accordance with the term loan agreement, the Company maintained as cash collateral $2.8 million and $4.1 million at December 31, 2000 and 1999, respectively (equal to 100% of the outstanding principal balance). Total collateral is included in the accompanying Consolidated Balance Sheets as "Investments-restricted." Other covenants preclude the Company from declaring any cash dividends on its common stock without prior written consent.


Revolving Line of Credit

    In 1998, the Company entered into a revolving line of credit agreement renewable annually with a commercial bank for $5.0 million. Borrowings under the line of credit, if any, require interest at LIBOR plus 0.55% and are payable on demand. The commercial bank requires the Company to maintain unrestricted cash, cash equivelants and investments in the aggregate equal to $40.0 million. This requirement is met in conjunction with a similar requirement related to our financial obligations associated with our research and development facility (see
Note 9). There were no amounts drawn under the line of credit during 2000 or 1999.


(9) LEASES

    In February 1998, the Company entered into a Real Estate Development Agreement and an operating lease agreement in connection with the construction of a research and development facility. The facility, which is approximately 73,000 square feet, is located adjacent to the Company's corporate headquarters in Baltimore, Maryland. Construction of this facility was completed during 1999 for a total cost of approximately $19.5 million. The initial lease term is for a period of 84 months (including the construction period) and expires in February 2005. The Company has the option to purchase the facility beginning in February 2001 and annually thereafter. In addition, the Company has an option to sell the facility to a third party during the third and fourth year or at the expiration date of the initial term. In the event the building is sold to a third party, the Company will be obligated to pay the lessor any shortfall between the sales price and 83% of the lessor's net investment in the facility. Annual lease payments under this operating lease agreement are approximately $1.4 million during the initial lease term. The Company is required to maintain collateral equal to 83% of the remaining balance of the lessor's net investment in the facility less guarantees. The Company maintained collateral of $14.3 million as of December 31, 2000 and 1999. The collateral is included in the accompanying Consolidated Balance Sheets as "Investments-restricted". In addition to its collateral requirements, the Company is subject to certain financial covenants, the most restrictive of which requires that the Company maintain unrestricted cash, cash equivalents, and investments in the aggregate equal to $40 million.

    In March 1998, the Company entered into certain Master Lease Agreements, as amended, to provide up to $10.8 million for computer and equipment financing. At December 31, 2000, $1.0 million remains unexpired and was available under these arrangements to lease additional equipment. The Company's ability to draw on these Master Lease Agreements expires on March 31, 2001. The term of each operating lease may vary from 24 to 48 months based upon the type of equipment being leased. As of December 31, 2000, the Company had leased approximately $8.8 million in computer and equipment under these agreements.

    The Company entered into a Master Lease Arrangement related to the land and building which it occupies as its corporate headquarters. The term of the lease is for ten years and expires July 2004 with options to renew for two five-year periods. The Company has the option to purchase the building after the ninth year for its then current fair market value (excluding improvements).


    The Company's future minimum lease payments under these non-cancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments for years subsequent to December 31, 2000 are as follows (in thousands):

                                                                             CAPITAL         OPERATING
                                                                             LEASES            LEASES
                                                                             ======            ======
2001                                                                         $ 307            $ 4,183
2002                                                                           202              2,839
2003                                                                            -               1,941
2004                                                                            -               1,681
2005                                                                            -                 226
Beyond 2005                                                                     -                  -
                                                                             -----            -------
   Total minimum lease payments                                                509            $10,870
                                                                                              =======
Less amounts representing interest                                             (50)
                                                                             -----
   Present value of net minimum lease payments                                 459
Less current maturities of capital lease obligations                          (266)
                                                                             -----
   Capital lease obligations, excluding current installments                 $ 193
                                                                             =====


    Rent expense for operating leases was approximately $4.8 million, $4.2 million, and $2.7 million for the years ended December 31, 2000, 1999 and 1998, respectively.

The amount of computer equipment and related accumulated depreciation recorded under capital leases at December 31, 2000 was $543,000 and $93,000, respectively.


(10) INCOME TAXES

    As of December 31, 2000, the Company had net operating loss ("NOL") carryforwards available for federal income tax purposes of approximately $123.8 million, which expire at various dates between 2010 to 2020. NOL carryforwards are subject to ownership change limitations and may also be subject to various other limitations on the amounts to be utilized. As of December 31, 2000, the Company had tax credit carryforwards of approximately $7.3 million expiring between 2008 and 2020.

    Actual income tax expense differs from the expected income tax expense computed at the effective federal rate as follows:

                                                                                 2000               1999             1998
                                                                              ---------          ----------       ----------
                                                                                               (in thousands)

         Computed "expected" tax benefit at statutory rate                   $ (16,023)       $   (9,135)        $ (10,097)
         State income tax, net of federal benefit                               (3,303)           (1,867)           (1,965)
         General business credit generated                                      (1,827)           (1,631)           (1,610)

         Other, net                                                                (19)               62              (546)
         Change in valuation allowance                                          21,172            12,571            14,218
                                                                             ---------        ----------         ---------
                                                                             $     -          $      -           $     -
                                                                             =========        ==========         =========


    Realization of net deferred tax assets related to the Company's NOL carryforwards and other items is dependent on future earnings, which are uncertain. Accordingly, a valuation allowance has been established equal to net deferred tax assets that may not be realized in the future. The change in the valuation allowance was an increase of approximately $21.2 million in 2000 and an increase of approximately $12.6 million in 1999.

    Significant components of the Company's deferred tax assets and liabilities are shown below.

                                                                                        December 31,
                                                                                  -----------------------
                                                                               2000                     1999
                                                                             ----------------------------------
                                                                                       (in thousands)
         Deferred tax assets:
           Net operating loss carryforwards                                   $ 50,786                $ 30,021
           Research and experimentation credits                                  7,273                   5,446
           Compensatory stock grants                                             2,208                   2,156
           Depreciation                                                            235                   1,617
           Alternative minimum tax credit carryforwards                            138                     138
           Contribution carryover and capitalized start-up costs                   185                     101

           Other                                                                 1,318                   1,269
                                                                             ---------               ---------
                                                                                62,143                  40,748
         Deferred tax liabilities:
           Prepaid expenses and deferred compensation                            (753)                    (530)
                                                                             ---------               ---------
         Net deferred tax assets                                                61,390                  40,218
         Valuation allowance                                                   (61,252)                (40,080)
                                                                             ---------               ---------
         Net deferred tax assets                                             $     138               $     138
                                                                             =========               =========



(11) CAPITAL TRANSACTIONS

    In December 2000, the Company sold 150,000 shares of its common stock to institutional investors, as part of the shelf registration filed in November 2000, providing net proceeds of approximately $3.0 million.

    In October 2000, the Company issued 300,000 shares of its common stock, valued at approximately $8.0 million to Aventis in consideration for the reacquisition of the rights to market, sell and distribute GLIADEL (R) Wafer (see Note 15).

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

    The Company repurchased 8,285, 224,150 and 41,677 shares of its common stock at an aggregate cost of approximately $0.2 million, $2.2 million and $0.5 million during the years ended December 31, 2000, 1999 and 1998, respectively, of which 212,900 and 39,600 shares were purchased during the years ended December 31, 1999 and 1998, respectively, pursuant to the stock repurchase program approved by the Company's Board of Directors in September 1998. In August 1999, this stock repurchase program was terminated.

    On October 1, 1997, the Company sold 640,095 shares of common stock to Amgen Inc. ("Amgen") for $15 million. In addition, the Company received $5 million for warrants, exercisable for five years, to purchase up to 700,000 shares of the Company's common stock at an exercise price of $35.15 per share (see Note 15).

    The Company is authorized to issue up to 4,700,000 shares of preferred stock in one or more different series with terms fixed by the Board of Directors. Stockholder approval is not required to issue this preferred stock. There were no shares of this preferred stock outstanding at December 31, 2000 or 1999.


(12) STOCKHOLDER RIGHTS PLAN

    In September 1995, the Board of Directors adopted a Stockholder Rights Plan in which preferred stock purchase rights ("Rights") were granted at the rate of one Right for each share of common stock. All Rights expire on October 10, 2005. At December 31, 2000, the Rights were neither exercisable nor traded separately from the Company's common stock, and become exercisable only if a person or group becomes the beneficial owner of 20% or more of the Company's common stock or announces a tender or exchange offer that would result in its ownership of 20% or more of the Company's common stock without the approval of the Board of Directors. Each holder of a Right, other than the acquiring person, would be entitled to purchase $120 worth of common stock of the Company for each Right at the exercise price of $60 per Right, which would effectively enable such Rights holders to purchase common stock at one-half of the then current price.

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



(13) SHARE OPTION AND RESTRICTED SHARE PLANS


Employee Share Option and Restricted Share Plans

    The Company adopted Employee Share Option and Restricted Share Plans in 1993 (the "1993 Plan") and 1998 (the "1998 Plan" and together with the 1993 Plan, the "Plans"). The Plans were established to provide eligible individuals with an opportunity to acquire or increase an equity interest in the Company and to encourage such individuals to continue in the employment of the Company. Eligible individuals include any full-time employee of the Company and other individuals (including some consultants) whose participation in the Plans is determined by the board of directors to be in the Company's best interest. The 1993 Plan allows the Company to issue incentive stock options to eligible individuals while the 1998 Plan does not. Share options are granted under both Plans at the fair market value of the stock on the day immediately preceding the date of grant or date of initial employment, if later. The Plans permit employees to pay for shares purchased pursuant to the exercise of options through the tender to the Company of shares of the Company's common stock that have been held by the employee for at least six months. Share options are exercisable under both Plans for a period not to exceed 10 years from the date of grant. Share option grants to new hires under both Plans vest at 50% of the award on the second anniversary date of the grant date and 25% on each of the third and fourth anniversary dates. Share option grants that are part of the Company's bonus program vest at 25% per year.

    The Company has granted, pursuant to the Plans, restricted shares to some of its executive officers in connection with the commencement of their employment with the Company. Shares awarded under the restricted share provisions of the Plans are valued at the fair market value of the stock on the day immediately preceding the date of award (date of grant, if later) and require a vesting period determined by the board of directors. Restricted share awards generally vest at 25% of the award on each of the first four anniversary dates of the employee's date of employment with the Company.

    Should an individual leave the employment of the Company for any reason (other than by reason of death or permanent disability) the award recipient would forfeit their ownership rights for all share options and restricted shares not otherwise fully vested. All unvested options and restricted shares held by the Company's employees vest in full upon certain events constituting a change in control of the Company.

    At December 31, 2000, the maximum share options issuable under the Plans were 4,535,000, of which up to 400,000 shares may be issued under the restricted share provisions. At December 31, 2000, there were 522,752 share options or restricted shares (subject to the above limitation) available for grant under the Plans.

    Pursuant to the 1993 and 1998 Employee Share Option and Restricted Share Plans, certain executive officers have received awards of restricted common stock. To the extent that the award does not provide the executive officer to pay for such stock, unearned compensation is recorded at the time an award of restricted stock is made to the executive officer. Unearned compensation is calculated as the product of multiplying the number of shares awarded by the fair market value of the Company's common stock. Unearned compensation is amortized over the vesting period of the restricted shares.


The Directors' Plan

    The Director's Stock Option Plan (the "Directors' Plan") was established to provide non-employee directors an opportunity to acquire or increase an equity interest in the Company. Under the Directors' Plan, 300,000 shares of common stock are reserved for issuance at an exercise price not less than fair value of the Company's common stock on the day immediately preceding the date of grant. Such share options vest 50% at the end of year one and 100% at the end of year two. Under the Directors' Plan 52,500, 22,500 and 52,500 share options were granted during the years ended December 31, 2000, 1999 and 1998, respectively. As of December 31, 2000, 247,500 share options were outstanding under the Directors' Plan, of which 183,750 are exercisable as of December 31, 2000. At December 31, 2000, there were 52,500 share options available for grant under the Directors' Plan.

    If the above Director's Plan has reached its limit of grants per individual director, those non-employee directors eligible to receive annual share option grants under the above Director's Plan may instead receive annual grants of non-qualified stock options to purchase 7,500 shares under the terms of the Company's 1998 Employee Share Option and Restricted Share Plan, as amended. Such options are to be for a term of 10 years and are exercisable 50% at the end of year one and 100% at the end of year two. Two non-employee directors were each granted 15,000 share options in the aggregate in 2000 and 1999, with an exercise price equal to fair value at date of grant. At December 31, 2000, 7,500 share options were exercisable.


Consultants

    Prior to 1997, the Company granted share options to each of two consultants to purchase up to 225,000 shares of the Company's common stock, valid for 10 years from issuance, with varying exercise prices. Vesting periods are based on either the passage of time or upon the achievement of certain milestones. Of these share options, 142,800 were exercisable as of December 31, 2000. The Company recognized $257,000, $439,000 and $439,000 in non-cash compensation expense, in accordance with SFAS 123, relating to the value of such share options (as determined using the Black-Scholes pricing model) for the years ended December 31, 2000, 1999 and 1998, respectively. The

Company expects to charge up to an additional $54,000 of non-cash compensation expense to operations during the year ending December 31, 2001 relating to such agreements.

    The following is a summary of the Company's share option activity and balances as of and for the years ended December 31, 2000, 1999 and 1998:

                                                                  Weighted -
                                             Share                 Average
                                            Options             Exercise Price
                                            -------             --------------
Balance, January 1, 1998                   2,421,489              $    14.38
Granted                                      867,403                   19.31
Exercised                                   (178,678)                   5.91
Canceled                                   ( 197,984)                  20.62
                                       --------------             ----------
Balance, December 31, 1998                 2,912,230                   15.94
Granted                                      752,719                   12.89
Exercised                                    (61,064)                   5.81
Canceled                                    (378,231)                  18.84
                                       --------------             ----------
Balance, December 31, 1999                 3,225,654                   15.08
Granted                                    1,173,277                   27.17
Exercised                                   (525,643)                  12.47
Canceled                                    (222,192)                  20.98
                                       --------------             ----------
Balance, December 31, 2000                 3,651,096              $    18.98
                                       ==============             ==========


    Share options outstanding and exercisable by price range are as follows:


                                OPTIONS OUTSTANDING                                         OPTIONS EXERCISABLE

                      OUTSTANDING AS OF    WEIGHTED-AVERAGE   WEIGHTED-AVERAGE    EXERCISABLE AS OF       WEIGHTED-AVERAGE
   RANGE OF           DECEMBER 31, 2000        REMAINING       EXERCISE PRICE     DECEMBER 31, 2000       EXERCISE PRICE
EXERCISE PRICES       -----------------    CONTRACTUAL LIFE    --------------     -----------------       --------------
---------------                            ----------------

$0 - $10.00                   228,346             4.6               $5.88                228,346               $5.88
$10.01 - $20.00             2,278,873             6.9              $15.89              1,348,356              $16.28
$20.01 - $30.00             1,133,627             8.9              $27.73                140,475              $23.79
$30.01 - $40.00                10,250             7.4              $32.16                  7,500              $30.63
                           ----------             ---                                 ----------
                            3,651,096             7.4              $18.98              1,724,677              $15.58
                           ==========                                                 ==========

Pro forma option information

    Using the Black-Scholes option pricing model, the per share weighted-average fair value of all share options granted during 2000, 1999 and 1998 was $8.61, $7.76 and $10.00, respectively, on the date of grant with the following weighted-average assumptions.

                                                                       2000                1999                  1998
                                                                       ----                ----                  ----

                  Expected dividend yield                                 0%                  0%                    0%
                  Risk-free interest rate                               5.1%                5.9%                  4.7%
                  Volatility                                           66.7%               57.3%                 62.5%
                  Expected life in years                                  4                   4                     4


    The Company applies APB 25 in accounting for share options granted to employees and, accordingly, no compensation expense has been recognized related to such share options to the extent that such share options were granted at an exercise price that equaled the fair market value at the grant date. Had the Company determined compensation cost based on the fair value at the grant date for its share options under SFAS 123, (using the Black-Scholes pricing model), the Company's net loss would have been increased to the pro forma amounts indicated below:

                                                                                    Years Ended December 31,
                                                                                    ------------------------
                                                                              2000              1999             1998
                                                                              ----              ----             ----

                                                                                (in thousands, except per share data)

         Net loss                                    As reported              ($47,127)          ($26,868)       ($29,698)
                                                     Pro forma                ($53,892)          ($32,903)       ($32,827)
         Basic and diluted loss per share            As reported                ($2.00)            ($1.31)         ($1.52)
                                                     Pro forma                  ($2.29)            ($1.61)         ($1.69)


(14) 401(k) PROFIT SHARING PLAN

    The Company's 401(k) Profit Sharing Plan (the "401(k) Plan") is available to all employees meeting certain eligibility criteria and permits participants to contribute up to certain limits as established by the Internal Revenue Code. The Company may make contributions equal to a percentage of a participant's contribution or may contribute a discretionary amount to the 401 (k) Plan.

    Effective January 1997, the Company elected to make contributions of the Company's common stock equal to 50% of the first 6% of an employee's salary contributed to such employees 401(k) Plan account. Such amounts vest 25% per year, based on a participant's years of service with the Company. The Company has made contributions of approximately $390,000, $348,000 and $308,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

(15) SIGNIFICANT CONTRACTS AND LICENSING AGREEMENTS

Amgen Inc.

    In August 1997, the Company entered into an agreement with Amgen (the "Agreement") relating to the research, development and commercialization of the Company's FKBP neuroimmunophilin ligand technology for all human therapeutic and diagnostic applications. Pursuant to the terms of the Agreement, the Company received an aggregate of $35 million, consisting of a one-time non-refundable payment of $15 million upon the signing of the Agreement and $20 million for 640,095 shares of the Company's common stock and warrants, exercisable for five years, to purchase up to an additional 700,000 shares of the Company's common stock at $35.15 per share. In connection with the sale of these securities, the Company granted Amgen certain demand and "piggyback" registration rights under applicable securities laws.

    Under the terms of the Agreement, Amgen agreed to provide the Company up to $13.5 million over three years in the aggregate to support research activities relating to the FKBP neuroimmunophilin ligand technology. The Company recognized $3.4 million, $4.5 million, and $4.5 million in research support for the years ended December 31, 2000, 1999 and 1998, respectively.

    Commencing with the adoption of SAB 101 in 2000, the one-time non-refundable payment of $15.0 million was required to be deferred and amortized over the continuing involvement period, pursuant to the three years of research funding. As a result, the Company recorded a cumulative effect of an accounting change of approximately $3.7 million as of January 1, 2000 for the unamortized portion. Since the continuing involvement ended during 2000, this remaining deferred amount was recognized as contract revenue during 2000.

    Additionally, the Agreement provides for certain milestone payments to the Company, in up to ten different specified clinical indications, in the event Amgen achieves certain development milestones. In addition, the Company will receive royalties on product sales, if any, related to the FKBP neuroimmunophilin ligand technology. Since the inception of the agreement through December 31, 2000, the Company has received $6.0 million in milestone payments related to development milestones.


Aventis

    In June 1996, the Company entered into a Marketing, Sales and Distribution Agreement (together with related agreements, the "Aventis Agreements") with Aventis. Under the Aventis Agreements, Aventis had worldwide marketing rights (except in Scandinavia and Japan) for GLIADEL(R) Wafer. The Company received $15.0 million upon the signing of these agreements ($7.5 million as an equity investment and $7.5 million as a one-time non-refundable rights payment). During September 1996, the Company obtained clearance from the FDA to market GLIADEL
(R)Wafer for recurrent glioblastoma multiforme and, accordingly, received a $20.0 million non-refundable milestone payment from Aventis. During 2000 and 1999, the Company received $2.0 million and $4.5 million, respectively, in milestone payments for obtaining certain international regulatory approvals. Through December 31,

2000, the Company manufactured and supplied GLIADEL (R) Wafer to Aventis and received revenues from net product sales and royalties based on sales.

    Commencing with the adoption of SAB 101 in 2000, the non-refundable upfront payment of $7.5 million was required to be deferred and amortized over the continuing involvement period, pursuant to the manufacturing agreement. As a result, the Company recorded a cumulative effect of an accounting change of approximately $4.9 million as of January 1, 2000 for the unamortized portion. As a result of the termination of the Aventis Agreements as described below, this remaining deferred amount was recognized as contract revenue during 2000.


    On October 23, 2000, the Company entered into a Rights Reversion Agreement (the "Rights Reversion Agreement") with Aventis, pursuant to which the Company reacquired the rights to market, sell and distribute GLIADEL(R) Wafer held by Aventis. In consideration for the reacquisition of these rights, the Company issued to Aventis 300,000 shares of its common stock, valued at approximately $8.0 million, assumed the obligations for product returns subsequent to December 31, 2000, and granted Aventis certain registration rights with respect to such stock. The Company has recorded a liability for estimated product returns of approximately $0.5 million at December 31, 2000. In accordance with the terms of the Rights Reversion Agreement, effective January 1, 2001, the Company will be responsible for all aspects of the worldwide marketing, sales and distribution of GLIADEL(R) Wafer (except in Scandinavia where GLIADEL(R) Wafer will continue to be distributed by Orion Corporation Pharma). The Company intends to market, sell and distribute GLIADEL(R) Wafer in the United States and Europe (except for Scandinavia) and in other countries to the extent permitted by local laws.

ProQuest Pharmaceuticals Inc.

    In March 2000, the Company acquired from ProQuest Pharmaceuticals Inc. ("ProQuest") an exclusive worldwide license to a prodrug of propofol, a widely used anesthetic. Pursuant to this transaction, the Company paid approximately $0.7 million for 133,333 shares of common stock of ProQuest and approximately $0.3 million for in-process research and development that was charged to earnings. Under the terms of the agreement, the Company is obligated to make milestone payments based on clinical development and royalties on any product sales. ProQuest is a privately held pharmaceutical company based in Lawrence, Kansas. The investment in ProQuest is accounted for under the cost method and is included in the accompanying Consolidated Balance Sheets as "Other Assets".


(16) RELATED PARTY TRANSACTIONS

    A note receivable on common stock of $60,000 at December 31, 2000 and December 31, 1999, represents an amount due from an officer of Guilford related to the officer's purchase of shares of the Company's common stock. The note bears interest at the rate of 5.34% per annum with principal and accrued interest due in February 2002.

    Scios Inc., a significant stockholder until February 1999, billed the Company for facility rents related to the Company's research and development activities, aggregating approximately $334,000 and $883,000 in 1999 and 1998, respectively.

(17) EARNINGS (LOSS) PER SHARE

The following table presents the computations of basic and diluted EPS:

                                                                       2000             1999              1998
                                                                       ----             ----              ----
                                                                         (in thousands, except per share data)
Loss before the cumulative effect of an accounting
change                                                              $(38,502)        $(26,868)         $(29,698)

Net loss                                                            $(47,127)        $(26,868)         $(29,698)


Weighted-average shares outstanding                                   23,517           20,475            19,479
Total weighted-average diluted shares (1)                             23,517           20,475            19,479

Basic and diluted EPS:
  Loss before the cumulative effect of an accounting
  change                                                            $  (1.64)        $  (1.31)         $  (1.52)
                                                                    ========         ========          ========

  Net loss applicable to common stockholders                        $  (2.00)        $  (1.31)         $  (1.52)
                                                                    ========         ========          ========


(1) At December 31, 2000, 1999 and 1998, there were approximately 889,000, 246,000 and 652,000 instruments, respectively, that were considered antidilutive and accordingly excluded in the above calculation.


(18) TERMINATION OF PROPOSED MERGER WITH GLIATECH, INC.

    On August 28, 2000, the Company terminated the Agreement and Plan of Merger previously entered into on May 29, 2000 with Gliatech, Inc. The Company incurred costs related to the proposed merger transaction of $1.4 million, for the year ended December 31, 2000.


(19) COMMITMENTS AND CONTINGENCIES

    The Company has entered into various licensing, technology transfer and research and development agreements which commit the Company to fund certain mutually agreed-upon research and development projects, either on a best efforts basis or upon attainment of certain performance milestones, as defined, or both, for various periods unless canceled by the respective parties. Such future amounts to be paid are approximately $6.9 million through 2005 and $0.8 million per year from 2006 through 2016. In addition, the Company will be required to pay a royalty on future net sales of all licensed products, if any, as well as a percentage of all payments received by the Company from sublicensees, if any.

    The Company from time to time is involved in routine legal matters and contractual disputes incidental to its normal operations. In management's opinion, the resolution of such matters will not have a material adverse effect on the Company's consolidated financial condition, results of operations or liquidity.


(20) QUARTERLY FINANCIAL DATA (UNAUDITED)

    Revenues for each the first three quarters of 2000 have been restated to give effect for the implementation of a change in accounting pursuant to the adoption of SAB 101 in the fourth quarter, retroactively to January 1, 2000. The impact of the change resulted in an increase in contract revenue of $1.4 million in each of the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000. For the quarter ended December 31, 2000, the impact of the change resulted in an increase in contract revenue of $4.4 million.

                                   MARCH 31,                 JUNE 30,                 SEPTEMBER 30,             December 31,
                                   ---------                 --------                 -------------
2000 Quarter Ended        AS REPORTED  AS RESTATED  AS REPORTED  AS RESTATED    AS REPORTED    AS RESTATED      AS REPORTED
                          -----------  -----------  -----------  -----------    -----------    -----------      -----------
(in thousands, except for per share data)
Revenues                    $   3,267   $    4,704   $    2,291  $   3,728        $   2,978       $    4,416         $    5,208

Gross margin (1) (2)              240          240          310        310            (310)            (310)              (106)
Loss before the
cumulative effect of an
accounting change             (7,919)      (6,482)     (11,761)   (10,324)         (11,559)         (10,121)           (11,575)
Net loss                    $ (7,919)   $ (15,107)   $ (11,761)  $(10,324)        $(11,559)       $ (10,121)         $ (11,575)
Loss per common share
before the cumulative
effect of an accounting
change                      $  (0.34)   $   (0.28)   $   (0.50)  $  (0.44)        $  (0.49)       $   (0.43)         $   (0.49)
Net loss per common
share                       $ ( 0.34)   $   (0.65)   $   (0.50)  $  (0.44)        $  (0.49)       $   (0.43)         $   (0.49)


1999 QUARTER ENDED                                 MARCH 31,         JUNE 30,          SEPTEMBER 30,         DECEMBER 31,
                                                   ----------        ---------         -------------         ------------
(in thousands, except for per share data)
Revenues                                            $   2,876         $   3,647          $   6,876             $   8,162

Gross margin (1)                                          562               861                262                   378
Net loss                                               (8,497)           (8,614)            (5,209)               (4,548)
Net loss per common share                              $(0.44)           $(0.44)            $(0.26)               $(0.20)

(1) Gross margin is calculated as net product sales less cost of sales.

(2) During the third and fourth quarters of 2000, production volume was less than planned, as a result manufacturing overhead not capitalized as inventory was expensed as part of cost of sales.


(21) SUBSEQUENT EVENTS

    In January 2001, the Company sold 2,506,000 shares of its common stock to certain institutional investors under its shelf registration statement on Form S-3, resulting in net proceeds to the Company of approximately $42.6 million.

Stock Description and Form 10-K

Our common stock is listed on the Nasdaq(R) National Market under the symbol "GLFD". As of March 27, 2001, we had approximately 188 holders of record of our common stock and in excess of 8,100 beneficial holders. We have never declared or paid any cash dividends and do not intend to do so for the foreseeable future. The following table sets forth the range of high and low sale prices for our common stock as reported on the Nasdaq(R) National Market for the periods indicated below.

                                      High                  Low
1998

First Quarter                  $      24.88          $      17.50
Second Quarter                        24.00                 17.00
Third Quarter                         18.25                 11.63
Fourth Quarter                        18.88                 11.19

1999

First Quarter                  $      15.13          $       9.75
Second Quarter                        13.00                  9.63
Third Quarter                         17.50                 12.00
Fourth Quarter                        17.50                 13.13

2000

First Quarter                  $      38.25          $      16.25
Second Quarter                        23.25                 13.31
Third Quarter                         29.25                 14.69
Fourth Quarter                        29.13                 15.75

2001

First Quarter                  $      22.88          $      12.38
(through 3/27/01)





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